As filed with the Securities and Exchange Commission on August 10, 2007

Registration No. 333-144034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CampusU, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	04-3464073
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

803 Sycolin Road, Suite 204
Leesburg, VA 20175
(703) 777-9110

(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Robert S. Frank, President and Chief Executive Officer
803 Sycolin Road, Suite 204
Leesburg, VA 20175
(703) 777-9110

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Kenneth R. Koch, Esq. Todd E. Mason, Esq. Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000 (212) 983-3115 — Facsimile	Douglas S. Ellenoff, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff Grossman & Schole LLP 370 Lexington Avenue New York, New York 10017 (212) 370-1300 (212) 370-7889 — Facsimile

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Shares of Common Stock, $0.000333 par value per share	$28,750,000	$882.63

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock subject to an over-allotment option granted to the underwriters, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated August __, 2007

[•  ] Shares
Common Stock

This is our initial public offering. We are offering [•  ] shares of our common stock. We currently expect the initial public offering price for our stock will be between $[•  ] and $[•  ] per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “CMPS.” No assurance can be given that such listing will be approved.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share		Total Proceeds
Public offering price	$	[• ]	$	[• ]
Underwriting discounts and commissions	$	[• ]	$	[• ]
Non-accountable expense allowance(1)	$	[• ]	$	[• ]
Proceeds to us (before expenses)(2)	$	[• ]	$	[• ]

(1)	Payable to Maxim Group LLC, the representative of the underwriters.
(2)	We estimate that the total expenses of this offering, excluding the underwriters’ discount and the non-accountable expense allowance, will be approximately $[• ].

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase up to an additional [•  ] shares of common stock from us at the public offering price, less the estimated underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are offering the shares of common stock for sale on a firm-commitment basis. The underwriters expect to deliver our securities to investors in the offering on or about [•  ], 2007.

Maxim Group LLC

The date of this prospectus is [•  ], 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside the United States:  Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus includes trade names and trademarks of CampusU, Inc., as well as those of other companies, which are the property of their respective holders. Use or display by CampusU, Inc. of other parties’ trade names, trade marks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of CampusU, unless otherwise indicated, by the trade name or trademark owners.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included in this prospectus, before investing.

Unless otherwise indicated herein, all share-related information contained in this prospectus, including conversion and exercise prices, are after taking into account a reverse stock split of 1-for-3.33 which the company will implement immediately upon effectiveness of this offering.

Unless otherwise indicated herein, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Our Business

We are an Internet-based, interactive merchandising, marketing and media company focused on the college student market. We are creating online communities where college students purchase products and services and share ideas, discoveries and experiences. Our online communities are intended to attract users through features and subjects that are compelling to college students, including student-generated content, such as blogs, videos and other multimedia content.

We currently generate sales by selling products and services primarily to college students, and mostly at academic discount prices of up to 80% off suggested retail prices, made available to us by manufacturers on the condition that the sale be to students and other qualified purchasers in the academic community. These programs are open only to a limited number of companies and offer a significant pricing advantage. Our e-commerce model is driven by our ability to verify that a college student is the purchaser of the goods and services offered. We offer a comprehensive product line of more than 8,000 distinct name-brand software and other technology products, and we also plan to generate revenue from selling targeted marketing and advertising programs to advertisers and corporations to help them sell their products and services to college students.

According to independent research reports by 360Youth and Jupiter Research, college students account for approximately $200 billion per year in consumer spending, of which more than $4.0 billion is spent online with companies like ours. In addition, according to the 2006 Online Advertising Habits Survey, conducted by Experience Inc., more than 87% of college students have one or more credit cards, and 98% of them have made a purchase of a product or service online. Because of our academic discount programs, we can provide college students with prices up to 80% off suggested retail prices. Accordingly, through our existing commerce site, www.CampusTech.com, we are developing a strong name-brand reputation for providing students with the best available prices for the products and services they need.

Our goal is to leverage our existing e-commerce business and our historical focus on the college student market to become the leading provider of Internet-based media and e-commerce by:

•	continuing to grow our academic discount e-commerce business;
•	developing marketing programs that provide academic discount products on a promotional basis and incorporate viral marketing;
•	creating or acquiring media properties to expand the type of information, content, interactive tools and user-generated text and video that attracts college students; and
•	diversifying and expanding our product offerings within our core academic discount and merchandising businesses.

We expect to launch the beta versions of our initial community and content websites beginning in the fourth quarter of 2007. These sites include:

•	www.CampusU.com, which will contain numerous interactive features and subject matters relating to college life, humor, travel, advice and entertainment;
•	www.CampusFlix.com, which will focus on user-generated video on a variety of topics, including independent film and music; and

•	www.LazyStudents.com, which will provide research sources and advice on studying and test taking.

We have generated sales for several years, and our sales increased 73.0% from $6.9 million in 2005 to $11.9 million in 2006, although we have not yet attained profitability. For the quarter ended March 31, 2007, our sales increased by 100.9% over the comparable period in 2006. We expect to begin generating revenues from our marketing and media businesses by the end of 2007, and we will seek to grow these revenues substantially over the next few years.

Recent Developments

In May 2007, we issued $3.0 million of convertible debentures. The debentures are due in May 2008 and bear interest at 8.0% per annum, payable quarterly. The debentures are convertible, at the holder’s option, upon certain events, including the completion of this offering, at a price equal to 80% of the public offering price of our common stock, or $[•  ]. In connection with the issuance of the debentures, we also issued warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the debentures. The warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66. The warrants expire three years from the date of issuance.

Additionally, in June 2007, we issued 810,000 shares of our Series A convertible preferred stock and warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the Series A convertible preferred stock and received proceeds of $1.6 million. Cumulative dividends on the Series A convertible preferred stock accrue at an annual rate of 8.0% per annum and are payable quarterly. Upon completion of this offering, the shares of Series A convertible preferred stock will automatically convert at a price equal to 80% of the public offering price of our common stock, or $[•  ]. The warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66. The warrants expire three years from the date of issuance.

The shares of common stock issuable upon conversion of the debentures, the shares of Series A convertible preferred stock and the exercise of the warrants have unlimited piggyback registration rights. These shares will be subject to a six-month lock-up period following the effective date of this prospectus and the holders thereof have registration rights requiring us to file a registration statement 120 days after the effective date of this prospectus to have such shares registered for resale.

Risk Factors

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 6 of this prospectus. Principal risks of our business include:

•	Our ability to generate revenue and profit from our business model is unproven. Since our recent growth represents an expansion of our marketing model, we do not have a long history upon which to base forecasts of future operating results. Thus, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer history operating a business focused on e-commerce sales.
•	We have historically depended on sales to academic institutions. Although we have shifted our business model over the past several years to greater reliance on e-commerce sales to college students, we will continue to be subject to the funding and spending dynamics of educational institutions throughout the United States. If federal and/or state government funding of these institutions were to drop significantly overall, or if it were shifted away from technology purchases to other needs, we likely would experience a reduction in our sales and, depending upon the degree of our reliance upon institutional sales at that point, a material adverse effect on our overall business and financial condition.

•	It is uncertain whether online college student sites will generate sufficient revenues from the sale of products or advertising for us to survive. For our business to be viable, we must provide users with an acceptable blend of products, information, services and community offerings that will attract student-age consumers to our online sites frequently. We expect to provide many of our services to users without charge and we may not be able to generate sufficient revenues to pay for these services.
•	We intend to expand our operations and staff materially following this offering, in large part by utilizing the proceeds from this offering. Our new employees will include a number of key managerial, financial, marketing and sales, technical and operations personnel who will not have been fully integrated into our operations. We expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources.
•	We depend upon the efforts and abilities of our senior executives, Michael Faber, Robert Frank and Christopher Eimas. The loss or unavailability of the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Corporate Information

We were incorporated in Delaware in April 1999 and, in May 2007, we changed our name from CampusTech, Inc. to CampusU, Inc. We re-launched our e-commerce website in February 2005, when, based on a number of factors — including a rebounding economy, increased public confidence in Internet shopping and a significant increase in the availability of broadband Internet connections — we decided to focus our time, capital and efforts on building commerce and content websites for college students.

Our principal offices are located at 803 Sycolin Road SE, Suite 204, Leesburg, Virginia, 20175, and our telephone number is (703) 777-9110. We also have offices in Washington, D.C. and Chicago, Illinois, and we expect to open an office in New York City in 2007. Our corporate website address is www.CampusUInc.com, and we operate a number of other websites, including, but not limited to, www.CampusTech.com, www.CampusU.com, www.CampusFlix.com and www.LazyStudents.com. Information contained on our websites is not a part of this prospectus.

The Offering

Common stock outstanding prior to this offering.
8,000,269 shares
Common stock offered by us
[• ] shares
Common stock to be outstanding after the offering
[• ] shares
Over-allotment option
[• ] shares
Use of Proceeds
Our current estimate of the use of the net proceeds from this offering is as follows: (i) repay-
ment of any unconverted and outstanding convertible debentures (15%); (ii) development of new media properties (15%); (iii) potential acquisitions (15%); (iv) expansion of our current business (15%); and (v) general corporate purposes, including working capital (40%). We will, however, have broad discretion over the use of proceeds in this offering and the estimates may change over time.
Proposed Nasdaq Capital Market symbol
“CMPS”

The share information provided above and elsewhere in this prospectus is based on the number of shares of common stock outstanding as of August 8, 2007, and takes into account a reverse stock split of 1-for-3.33 which the company will implement upon effectiveness of this offering in order to achieve the minimum bid price required under the applicable Nasdaq Capital Market listing standards. It does not include:

•	1,105,862 shares of common stock issuable upon the exercise of stock options outstanding as of August 8, 2007 at a weighted-average exercise price of $1.9882 per share;
•	2,240,349 shares of common stock issuable upon the exercise of warrants outstanding as of August 8, 2007 at a weighted-average exercise price of $1.02546 per share;
•	1,897,141 shares of common stock reserved for future awards under our stock plan;
•	[• ] shares of common stock issuable upon the conversion of our debentures in the principal amount of $3.0 million, including any accrued but unpaid interest thereon, at a conversion price equal to 80% of the public offering price of our common stock, or $[• ] based on the mid-point of the price range indicated on the front cover of this prospectus;
•	warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the debentures at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66;
•	[• ] shares of common stock issuable upon the conversion of 810,000 shares of our Series A convertible preferred stock, including any accrued but unpaid dividends thereon, at a conversion price per share equal to 80% of the public offering price of our common stock, or $[• ] based on the mid-point of the price range indicated on the front cover of this prospectus; and
•	warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the Series A convertible preferred stock at an exercise price per share equal to the greater of: (i) the price of one share of common stock issued in this offering and (ii) $6.66.

As of the date of this offering, our officers, directors and employees, holding an aggregate of: (i) [•  ] shares, or [•  ]%, of our common stock; (ii) warrants to purchase an aggregate of [•  ] shares, or [•  ]%, of our common stock and (iii) options to purchase an aggregate of 1,105,682 shares, or [•  ]%, of our common stock, will be subject to a lock-up period of twelve months following the effective date of this offering. All of our other shareholders, holding an aggregate of (i) [•  ] shares, or [•  ]%, of our common stock and (ii) warrants to purchase an aggregate of [•  ] shares, or [•  ]%, of our common stock will be subject to a lock-up period of six months following the effective date of this offering. The shares of common stock issuable to two principal stockholders and the shares of common stock issuable upon conversion of our debentures and our Series A convertible preferred stock, and upon exercise of warrants issued in connection with our debentures and our Series A convertible preferred stock, carry registration rights which require us to file a registration statement beginning 120 days after the date of this prospectus registering all such shares of common stock for public resale. All such shares of common stock will be subject to a lock-up period of six months following the effective date of this offering.

SUMMARY FINANCIAL DATA

The following table summarizes our consolidated financial data for the periods presented. We prepared this information using our consolidated financial statements for each of the periods presented. You should read this information in conjunction with our audited and unaudited consolidated financial statements and related notes, “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
	(In Thousands, Except Per Share Data)
Consolidated Statement of Operations Data:
Sales	$11,911	$6,886	$4,781	$4,757	$5,587	$4,590	$2,285
Cost of products sold	10,329	5,910	4,079	3,989	4,714	4,010	1,936
Gross Profit	1,582	976	702	768	873	580	349
Selling, general and administrative	5,139	2,106	1,202	1,230	1,947	2,622	1,055
Loss from operations	(3,557)	(1,130)	(500)	(462)	(1,074)	(2,042)	(706)
Interest expense, net	(536)	(356)	(165)	(380)	(294)	(42)	(110)
Other income (expense)(1)	(1,429)	—	—	265	—	—	(1,429)
Loss before income tax expense	(5,522)	(1,486)	(665)	(577)	(1,368)	(2,084)	(2,245)
Income tax expense	49	54	—	—	—	12	12
Net loss	$(5,571)	$(1,540)	$(665)	$(577)	$(1,368)	$(2,096)	$(2,257)
Net loss per share: Basic and diluted	$(0.79)	$(0.30)	$(0.14)	$(0.12)	$(0.49)	$(0.26)	$(0.37)
Shares used in per share calculations Basic and diluted	7,090	5,104	4,815	4,689	2,798	7,986	6,066

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus with respect to the $1.4 million of other expense in the year ended December 31, 2006 and the three months ended March 31, 2006.

	As of December 31,					As of March 31,
	2006	2005	2004	2003	2002	2007
	(In Thousands, Except Per Share Data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,361	$150	$38	$83	$95	$936
Goodwill	1,235	1,235	1,235	1,235	1,235	1,235
Total assets	3,454	1,861	1,622	1,639	1,648	3,697
Debt	1,390	1,229	663	500	1,521	1,888
Capital lease obligations	38	36	20	37	56	35
Total stockholders’ deficit	(244)	(1,885)	(897)	(233)	(1,204)	$(2,038)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus before deciding to invest in our common stock. If any of the following events actually occur, our business, business prospects, financial condition, results of operations or cash flows could be materially affected, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Specific to Our Business

Our revenue and income potential has been limited and is still unproven, and any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer history operating a business based on our current business model.

Our revenue and income potential has been limited in the past by capital constraints and is still unproven. In calendar year 2006, however, we increased our sales by 73.0%, and in the first quarter of 2007 compared to the same quarter in the prior year, we increased our sales by 100.9%, largely through Internet sales to college students. Since our recent growth represents an expansion of our marketing model, we do not have a long history upon which to base forecasts of future operating results. Moreover, although we plan to continue to enhance our marketing efforts by establishing Internet communities where college students can interact and purchase our offered goods and services, no assurances can be given that we will be able to implement such strategy or, if implemented, whether such strategy will achieve our goals. Therefore, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer history operating a business focused on e-commerce sales.

Furthermore, we began to shift our focus to the consumer market in early 2005. Accordingly, we have only a limited operating history under our current business model with which you can evaluate our business and prospects. An investor in our common stock must consider the risks and difficulties frequently encountered by small companies in new and rapidly evolving markets, such as the e-commerce and Internet marketing and advertising markets. For example, to execute our current business model, we will need to:

•	increase awareness of our products and websites;
•	increase the number of purchasers of our products and services;
•	maintain our current, and develop new, strategic relationships;
•	respond effectively to competitive pressures;
•	continue to develop and upgrade our technology;
•	achieve and strengthen user-loyalty;
•	offer compelling content;
•	create incentives for our users to take action steps, such as purchasing products;
•	maintain our ability to generate traffic to our sites; and
•	generate revenues from the sale of merchandise and e-commerce.

If we are unable to accomplish these and other key objectives, our business, financial condition and results of operations may be materially and adversely affected.

We have a history of significant losses and could incur significant losses for the foreseeable future.

We have not been profitable over the past few years and may continue to incur significant losses and negative cash flow for the foreseeable future. We incurred net losses of $9.9 million and used cash for operations of $4.1 million for the period from January 1, 2004 through March 31, 2007. As of March 31, 2007, our accumulated deficit was $13.7 million. We also expect to continue to incur significant operating expenses and capital expenditures and, as a result, we will need to generate significant revenues to achieve profitability.

Even if we do achieve profitability, we cannot assure you that we can maintain or increase profitability on a quarterly or annual basis in the future. Failure to achieve or maintain profitability would likely materially and adversely affect the market price of our common stock and the viability of our company.

If the use of the Internet as an advertising and marketing medium develops more slowly than we expect, our future revenues and prospects could be materially and adversely affected because we expect to derive a large percentage of our revenues from e-commerce transactions.

71% of our 2006 sales and 74% of our sales for the first quarter of 2007 were derived from e-commerce transactions, and we expect that a large percentage of our revenues will continue to be based on e-commerce transactions. While we expect to increase the amount and percentage of our sales derived from Internet marketing and advertising programs, many companies still have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. If the rate of adoption of Internet advertising slows, particularly by entities that have historically relied upon traditional methods of advertising and marketing, then our future revenues and prospects could be materially and adversely affected.

We have an unproven business model and it is uncertain whether online college student sites will generate sufficient revenues from the sale of products or advertising for us to survive.

Our model for conducting business and generating revenues is still new and unproven. Our business model depends upon our ability to generate revenue streams from multiple sources through our online sites, including: online sales of products that are offered at substantial discounts and focused on college students and Internet sponsorship and advertising fees from third parties. It is uncertain whether student-related online sites that rely on advertising, marketing and e-commerce revenue can generate sufficient revenues from the sale of products, marketing programs and Internet advertising for us to survive. For our business to be viable, we must provide users with an acceptable blend of products, information, services and community offerings that will attract college students to our online sites frequently. In addition, we must provide sponsors, advertisers and vendors the opportunity to reach these consumers. We expect to provide many of our services to users without charge and we may not be able to generate sufficient revenues to pay for these services. Accordingly, we are not certain that our business model will be viable or that we can sustain revenue growth or be profitable.

Our authorizations to operate on behalf of primary technology manufacturers whose products we sell can be terminated by the manufacturer, with or without cause and on short notice, which could materially and adversely affect our business.

We are authorized to market and sell software and other technology products by more than 100 technology manufacturers, including many of the largest, most well-known companies in the information technology industry such as, Microsoft, Hewlett Packard, Sony, Palm, Adobe, Symantec, Nikon, Riverdeep and Canon. To become an authorized education marketer, and to maintain our status, we have often gone through a selective evaluation process. To stay authorized, we are required to achieve certain sales levels and to adhere to certain standards of operations and corporate behavior. As is customary in our business, our authorization takes the form of a verbal agreement or tacit understanding with the manufacturer; other authorizations take the form of a written term sheet. No matter what the form of authorization, however, the reality of our relationships is that the manufacturer has the right to determine which companies it will authorize as its partners in the education market. Thus, most of our authorizations, written or not, are for renewable one-year terms, and may be terminated by the manufacturer, with or without cause, on short notice. Although we have never been de-authorized by any significant technology manufacturer, no assurances can be given that a significant technology manufacturer, for no apparent or good reason, could terminate our authorization. If sales of that manufacturer’s products comprised a sizeable portion of our total revenues, the lost ability to sell those products likely would have a material adverse effect on our revenues, financial condition and business operations.

If all, most or many key technology manufacturers begin selling their products at academic discount prices directly to end-users in the education market, or discontinue their academic discount programs altogether, our ability to compete effectively for purchases by such end-users would be significantly weakened.

Many, if not most, technology manufacturers employ an indirect model to market, sell and deliver their products to education market buyers. To accomplish this, manufacturers authorize firms like ours (variously referred to as marketers, resellers, dealers, VARs, solution providers and/or systems integrators) to be the market participants that deal directly with potential education market buyers. The manufacturers generally concentrate on research and development and broad-based brand and product marketing, and firms like ours deliver targeted marketing to, and actually transact sales with, education market buyers. To ensure the effectiveness of this indirect model, most manufacturers have agreed, either tacitly or by written agreement, to support and not compete against its marketing and sales partners. If, however, a technology manufacturer were to compete against its own marketing partners by offering its products directly to end users in the education market, its substantial cost advantage would severely weaken the competitive position of its marketing partners. If several of our key technology manufacturers were to engage in direct selling or to discontinue their academic programs altogether, it would likely have a material adverse effect on our revenues, financial condition and business operations. No guarantees can be given that one or more important technology manufacturers will not discontinue their academic discount programs or engage in direct selling. While we believe that most manufacturers have maintained their academic discount programs and have chosen not to employ competitive practices, there is no guarantee that they will continue these practices in the future.

We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce, and may also intensify as a result of industry consolidation and a lack of substantial barriers to entry, which could reduce our market share, the number of our customers, our transaction and advertising revenues and our margins. Increased competition in our markets could reduce our market share, the number of our customers, our transaction and advertising revenues and our margins.

The Internet advertising markets are new, rapidly evolving and intensely competitive, and we expect such competition to intensify in the future. We face competition for customers, users and advertisers from general online services or online services or Internet sites targeted at college students, as well as from the online sites of retail stores, manufacturers and other student-focused organizations.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user or membership bases than we have and, therefore, have a significantly greater ability to attract customers and advertisers. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements, as well as devote greater resources than we can to the development, promotion and sale of services.

Furthermore, several different plausible scenarios could occur to negatively impact the competitive dynamics of our market, including technology manufacturers opening their academic programs to all firms applying for authorized status in the education market and certain very large systems integrators, distributors or government contractors devoting substantial resources to an education-focused division.

Any or a combination of these scenarios might occur in the coming years, and the result of any or all of them, would be to heighten the intensity of competition for technology sales to education market buyers. Increased competition could result in price reductions, lower margins or loss of market share. In addition, if we expand internationally, we may face additional competition. There can be no assurance that we will be able to compete against current and future competitors.

If the assumptions that we use regarding the growth of e-commerce and Internet are incorrect, then the projections we include in this prospectus may be materially different from actual results.

This prospectus contains various third-party data and projections related to our business, our market and the Internet, including those relating to the sales generated by e-commerce, the number of Internet users and the amount spent on Internet advertising. These data and projections have been included in studies prepared by independent market research firms, and the projections are based on surveys, financial reports and models used by these firms, as well as a number of assumptions. If the underlying data or one or more of the assumptions contained in these reports turns out to be incorrect, actual results or circumstances may be materially different from the projections included in this prospectus. Any difference could reduce our sales and harm our results of operations.

We may be unable to continue to build awareness of our brand name, which would negatively impact our business and make it very difficult to generate sponsorship and advertising revenues.

Building recognition of our brand is critical to attracting and expanding our online user base. Because we plan to continue building brand recognition, we may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness. Our failure to promote and maintain our brand would adversely affect our business and cause us to incur significant expenses in promoting our brand without an associated increase in our net revenues.

Because we have limited financial, technical, human and other resources, we may be unable to attract and retain the highly skilled personnel we will need to expand our business.

Following this offering, we intend to expand our operations and staff. Our new employees will include a number of key managerial, financial, marketing and sales, technical and operations personnel who will not have been fully integrated into our operations. We expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our failure to fully integrate our new employees into our operations could have a material adverse effect on our business, prospects, financial condition and results of operations. Our ability to attract and retain highly-skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other technology companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than we have. We may not be able to attract and retain qualified personnel on a timely basis, on competitive terms or at all. If we are not able to attract and retain such personnel, our business, prospects, financial condition and results of operations will be materially adversely affected.

We depend upon our senior management and their loss or unavailability could put us at a competitive disadvantage.

We currently depend upon the efforts and abilities of our senior executives, particularly Michael Faber, Robert Frank and Christopher Eimas. The loss or unavailability of particularly the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations. We expect to have in place a key-person life insurance with respect to the loss of services of Robert Frank in the amount of $1.5 million upon the effective date of this offering.

Members of our Board of Directors have not worked together as a group for a significant period of time and they each have only some or no experience as a director of a public company. As a result, they may not be able to effectively manage our business.

Our Board of Directors consists of two executive directors and three independent, non-executive directors. Two of our current independent directors, Glenn A. Bergenfield and Richard M. Graf, were appointed as our directors in June 2006. The other independent director, Mary Dridi, was appointed as our director in March 2007. Only one of our current independent directors, Mr. Bergenfield, has had any experience as a director of a public company. Additionally, we contemplate increasing the size of our Board of Directors to at least seven members by the addition of two additional independent directors. We can give no assurance that we will be able to recruit such independent directors, or if we are able to recruit additional independent directors, that any of such persons will have any experience as a director or manager of a public company. As a result, our board of directors will lack a history of working together as a group and currently lacks significant experience in operating a public company. The lack of shared experience and lack of significant experience of our Board of Directors in operating a public company could have an adverse effect on its ability to quickly and efficiently respond to problems and effectively manage our business and deal effectively with the issues surrounding the operation of a public company.

If we cannot protect our domain names, it will impair our ability to develop our brand.

We currently hold various Web domain names, including, but not limited to, www.CampusTech.com, www.CampusU.com, www.CampusFlix.com and www.LazyStudents.com. The acquisition and maintenance of domain names generally is regulated by Internet regulatory bodies. The regulation of domain names in the United States and foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we expect to conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not be able to carry out our business strategy of establishing a strong brand if we cannot prevent others from using similar domain names or trademarks. This could impair our ability to increase market share and sales.

Our business and prospects would suffer if we were unable to protect and enforce our intellectual property rights.

We rely solely upon copyright, trade secret and trademark law and assignment of invention and confidentiality agreements to protect our proprietary technology, processes, content and other intellectual property to the extent that protection is sought or secured at all. We cannot assure you that any steps we might take will be adequate to protect against infringement and misappropriation of our intellectual property by third parties. Similarly, we cannot assure you that third parties will not be able to independently develop similar or superior technology, processes, content or other intellectual property. The unauthorized reproduction or other misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying us for it. If this occurs, our business and prospects would be materially and adversely affected. In addition, disputes concerning the ownership or rights to use intellectual property could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in our loss of significant rights and the loss of our ability to operate our business.

We rely upon the intellectual property rights of our technology manufacturers to protect the software and other technology products that we sell. If one of our key technology manufacturers is unable to protect its intellectual property rights and we are enjoined from selling their products to education market buyers, it might have a material adverse effect on our revenues, financial condition and business operations.

We regard the copyrights, service marks, trademarks, trade secrets and other intellectual property of our technology manufacturers as critical to our potential achievement of our business objectives. It is very common in the technology industry, however, for competing firms to sue each other for infringement of one type of intellectual property or another. If a third party were to sue one of our technology manufacturers and gain an injunction against the continued sale of that manufacturer’s product or products, such injunction might very well prevent us from continuing to sell that or those products. If such product or products then accounted for a significant portion of our sales revenues, having to cease selling such product or products likely would have an adverse effect on our revenues and financial condition.

Our operating results are subject to significant fluctuation, which may adversely affect the trading price of our common stock.

Our quarterly sales and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

For instance, seasonal and cyclical patterns may affect our sales. In 2006 and 2005, 29.4% and 33.1% of our sales occurred in the third quarter of the year, respectively, due to the “back-to school” season. Because we have not generated substantial advertising and marketing revenues, we have been unable to determine whether our advertising and marketing revenues are or will be affected by seasonal fluctuations. As a result of these factors, we may experience fluctuations in our revenues from quarter to quarter. Additional factors include, among others:

•	the level of online usage;
•	demand for online advertising;
•	the advertising budgeting cycles of specific advertisers;
•	the introduction of new sites and services by us or our competitors; and
•	economic conditions specific to the Internet, e-commerce and online media.

Due to the foregoing and similar factors, it is possible that our results of operations in one or more future quarters may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock is likely to decline.

We may not be able to obtain additional financing necessary to execute our business strategy.

We currently believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to fund our working capital and capital expenditure requirements for at least the next 24 months. To the extent we require additional funds to support our operations or the expansion of our business, we may need to sell additional equity, issue debt or convertible securities or obtain credit facilities through financial institutions. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products or otherwise respond to competitive pressures would be significantly limited.

Although we have no current intention to do so, we may seek to acquire complementary businesses in the future, and we may fail to integrate such acquisitions and reduce our operating expenses. In addition, the costs associated with potential acquisitions or strategic alliances may dilute your investment.

Although we have no current intention to do so, we may in the future seek to acquire complementary businesses, assets or technologies. The integration of the businesses, assets and technologies we may acquire would thus be critical to our strategy. Integrating the management and operations of these businesses, assets and technologies is time consuming, and we cannot guarantee that we will achieve any of the anticipated synergies and other benefits expected to be realized from acquisitions. We have no experience with making acquisitions and we expect to face one or more of the following difficulties:

•	difficulty integrating the products, services, financial, operational and administrative functions of acquired businesses, especially those larger than us;
•	diversion of financial and management resources from existing operations;
•	risks of entering new markets;
•	potential loss of key employees;
•	inability to generate sufficient revenues to offset acquisition or investment costs;
•	delays in realizing the benefits of our strategies for an acquired business which fails to perform in accordance with expectations; and
•	acquiring businesses with unknown liabilities, software bugs or adverse litigation and claims.

These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

In addition, to pay for an acquisition or to enter into a strategic alliance, we might use equity securities, debt, cash, including the proceeds from this offering, or a combination of the foregoing. If we use equity securities, our stockholders may experience dilution. In addition, an acquisition may involve non-recurring charges or involve amortization of significant amounts of goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all.

We depend upon other companies to provide us with warehousing, fulfillment and distribution services, and system failures or other problems at our company or these other companies could cause us to lose customers and revenues.

We use other companies to fulfill and arrange for distribution of almost all our products. In the future, we expect to use other companies for warehousing services as well. If we are unable to continue to rely on other companies to provide us with these services in a timely fashion or if these services become impaired, whether through labor shortage, slow down or stoppage, deteriorating financial or business condition or other system failures or for any other reason, we would not be able, at least temporarily, to sell or ship our products to our customers. We also may be unable to engage alternative warehousing, fulfillment or distribution services on a timely basis.

We may experience business disruptions or failures if third parties fail to provide reliable software, systems and related services to us and such disruptions and failures could cause advertiser or user dissatisfaction, thereby reducing the attractiveness of our sites and adversely affecting our business and results of operations.

We are dependent on various third parties for software, systems and related services in connection with our hosting and accounting software, data transmission and security systems. Several of the third parties that provide software and services to us have a limited operating history and have relatively new technology. These third parties are dependent on reliable delivery of services from others. To date, we have not experienced significant problems with the services that these third parties provide to us. If our current providers were to experience prolonged systems failures or delays, we would need to pursue alternative sources of services. Although alternative sources of these services are available, we may be unable to secure such services on a timely basis or on terms favorable to us.

In particular, the continuing and uninterrupted performance of our computer systems is critical to our ability to operate our business. Our customers and advertisers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services and content to them. Substantial or repeated system disruptions or failures would reduce the attractiveness of our online sites significantly. Substantially all of our communications hardware and some of our other computer hardware operations are located at locations owned and/or managed by other companies. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our online sites. Our business could be materially and adversely affected if our systems were affected by any of these occurrences. We rely on these other companies to develop plans to implement in the event of a disaster and we do not presently have a formal disaster recovery plan. In the normal course of business, we must record and process significant amounts of data quickly and accurately. In the past, as is common in the industry, our sites have experienced slower response times and decreased traffic. These types of occurrences in the future could cause users to perceive our sites as not functioning properly and therefore cause them to use another online site or other methods to obtain products or services. In addition, our users depend on Internet service providers, online service providers and other site operators for access to our online sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system disruptions or failures unrelated to our systems. Although we carry general liability insurance, our insurance may not cover any claims by dissatisfied customers or may not be adequate to indemnify us for any liability that may be imposed in the event that a claim were brought against us. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose customers and advertisers and adversely affect our business and results of operations.

We may be subject to liability if third parties misappropriate our users’ personal information.

If third parties were able to penetrate our network security or otherwise misappropriate our users’ personal or credit card information, we could be subject to liability. Our liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, as well as for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in costly and time-consuming litigation, which could adversely affect our financial condition.

In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could have additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Risks Related to Our Industry

If the use of the Internet as a medium for commerce does not continue to grow, our business and prospects would be materially and adversely affected as our business model is focused on e-commerce sales and Internet advertising and marketing.

We cannot assure you that a sufficient number of customers, especially the college student customers that relate to our market, will continue to use the Internet as a medium for commerce, particularly for purchases of products such as the ones we sell or expect to sell. Our long-term viability depends substantially upon the continued increasing acceptance and the development of the Internet as effective media for consumer commerce and for advertising. Use of the Internet to effect retail transactions and to advertise is still at an early stage in its development. Continued development of the Internet into a larger commercial marketplace is subject to a number of factors, including:

•	continued growth in the number of users of such services;
•	concerns about transaction security;
•	continued development of the necessary technological infrastructure;
•	development of enabling technologies;
•	having the resources to protect against security breaches;
•	the ability to counteract problems caused by viruses and spoofing;
•	uncertain and increasing government regulation; and
•	the development of complementary services and products.

We may be unable to respond to the rapid technological change in our industry, which could harm our business by impeding our ability to enhance existing services and develop and license new services.

Our business relies on computer and telecommunications technologies, and will continue to do so as we seek to implement our online community strategy. Our ability to integrate these technologies into our business is essential to our competitive position and our ability to execute our business strategy. The Internet and e-commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices could render our existing online sites and proprietary technology and systems obsolete. The emerging nature of products and services focused on college students and their rapid evolution will require that we continually improve the performance, features and reliability of our online services. Our ability to effectuate our business goals will depend, in part, on our ability:

•	to enhance our existing services;
•	to develop and license new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and users; and
•	to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of online sites and other proprietary technology entails significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. Updating our technology internally and licensing new technology from third parties may require significant additional capital expenditures. Furthermore, technologies may be developed that can block the display of our ads. We expect that a material percentage of our revenue will be derived from fees paid to us by advertisers in connection with the display of ads on our web pages. As a result, ad-blocking technology in the future, could adversely affect our revenues, financial condition and business operations.

We may become subject to, and may not be adequately protected from, liability arising from information retrieved from our sites.

We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our online sites. These types of claims have been brought, sometimes with negative results for companies like ours, against online services as well as other print publications in the past. We also could be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in chat rooms or bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims.

We may incur significant expenses related to the security of personal information online because the viability of our business depends on the acceptance of on-line services and e-commerce.

The need to transmit securely and protect confidential information online has been a significant barrier to e-commerce and online communications. Any well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Because the viability of our business depends on the acceptance of online services and e-commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

If we become subject to burdensome government regulation and legal uncertainties related to doing business online, our e-commerce and advertising revenues could decline and our business and prospects could suffer.

Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted covering issues such as user privacy, pricing, content, taxation and quality of products and services. Any new legislation could hinder the growth in use of the Internet generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. This legislation could also expose us to substantial liability or require us to incur significant expenses in complying with any new regulations. The governments of states and foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising services. In addition, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet and other online services could cause our sponsorship, advertising and merchandise revenues to decline and our business and prospects to suffer.

If the U.S. economy were to undergo a severe economic downturn, we would likely experience a significant reduction in our sales to individual college student and faculty customers (and most probably to educational institutions as well), and a consequent material adverse effect on our business and financial condition.

In 2006, as part of our planned strategic initiatives, we placed greater emphasis on sales to individual college student and faculty customers via our website and as a result, sales to individual customers now account for 66.5% of our total revenues. If the United States were to have a sharp and/or prolonged economic slump or recession, consumer spending overall, and technology purchasing in particular, likely would decrease and have an adverse impact on our sales, business prospects and financial condition.

If government funding for education were to sharply decrease, the funds available for educational institutions to make technology purchases would decrease sharply as well. This would likely have a material adverse impact on our revenues, and quite possibly on our overall business and financial condition.

We sell software and other technology products to individual student, faculty and staff as well as to academic institutions. For most of our history, the majority of our sales have come from institutions. We have now shifted our business model to greater reliance on e-commerce sales to individual customers, which in 2005, 2006 and the first quarter of 2007 accounted for 53.7%, 66.5%, and 68.2% of our total sales, respectively. Even with our focus on and the growth of our e-commerce business, we will continue to be subject to the funding and spending dynamics of educational institutions throughout the United States. If federal and/or state government funding of these institutions were to drop significantly overall, or if it were shifted away from technology purchases to other needs, we likely would experience a reduction in our sales and, depending upon the degree of our reliance upon institutional sales at that point, a material adverse effect on our overall business and financial condition.

We need to establish and maintain key marketing alliances to grow our e-commerce sales and to complement our institutional sales force, and we have only entered into a small number of key alliances.

To grow the sales of both our institutional and individual lines of e-commerce business, we need to establish and maintain many marketing alliances. In our e-commerce focused individual business, we have identified many different potential marketing alliances that will enable us to reach greater numbers of eligible college students more quickly and at less cost per customer acquired than the methods we are now employing. To date, because of constrained capital resources and a lack of experienced business development personnel, we have been able to establish marketing alliances with only a few of the potential marketing partners we have identified. We intend to use a portion of the proceeds from this offering to begin to hire the required marketing and business development personnel and to invest in effective marketing alliances and advertising vehicles. There can be no guarantee, however, that we will be able to establish significant additional marketing alliances, or that the marketing alliances that we do establish or the marketing partners whom we do entrust will actually prove to have a significant return on investment.

We may incur potential product liability for products sold online, which could seriously damage our financial results, reputation and brand name.

Consumers may sue us if any of the products that we sell online are defective, fail to perform properly or injure the user, or if consumers experience problems of other kinds relating to products purchased through our online sites. We plan to sell a range of products targeted specifically at college students through our various online sites. Such a strategy involves numerous risks and uncertainties. Although we seek to include in our agreements with manufacturers and providers of services certain provisions intended to limit our exposure to liability claims, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

Risks Related to Our Common Stock and This Offering

There has been no prior market for our common stock, our stock price may experience extreme price and volume fluctuations and any volatility in our stock price could result in claims against us.

Prior to this offering, investors could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the underwriters’ representatives and us and the initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors that will be considered in determining the initial public offering price.

Fluctuations in market price and volume are particularly common among securities of Internet and other e-commerce and Internet advertising companies. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in quarterly operating results;
•	changes in market valuations of Internet and other technology companies;
•	our announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	failure to complete significant sponsorship, advertising and merchandise sales;
•	additions or departures of key personnel;
•	future sales of common stock; and
•	changes in financial estimates by securities analysts.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its common stock. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is performing.

After this offering (and assuming conversion of all Series A convertible preferred stock, including accrued and unpaid dividends, and our debentures, including accrued and unpaid interest), we will have outstanding approximately [•  ] shares of common stock. This includes the [•  ] shares we are selling in this offering, which may be resold in the public market immediately. The remaining [•  ] shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares/% of Total Shares Outstanding Before Offering	Date of Availability for Resale into the Public Market
0/0%	Will be eligible for sale upon the date of this prospectus under SEC Rule 144(k).
[• ]/[• ]%	[• ] shares held by two stockholders, [• ] shares held by six Series A convertible preferred stockholders and [• ] shares held by [• ] holders of our debentures, assuming a conversion price of $[• ], will be eligible for sale following 180 days after the date of this prospectus due to the release of the lock-up agreement these stockholders have with the underwriters.
[• ]/[• ]%	Non-affiliate shares will be eligible for sale following 365 days from the date of this prospectus.
[• ]/[• ]%	Affiliate shares will be eligible for sale, from time to time, following 365 days from the date of this prospectus.

At any time and without public notice, the underwriters may, in their sole discretion, release all or some of the securities subject to the lock-up agreements. As shares saleable under Rule 144(k) are sold after the closing of this offering or as restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. This decline in our stock price could occur even if our business is otherwise doing well. For more detailed information, please see “Shares Eligible for Future Sale” and “Underwriting — Lock-up Agreements.”

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $[•  ] (or [•  ]%) in net tangible book value per share from the price you paid, based upon the initial public offering price of $[•  ] per share. The exercise of outstanding warrants and options and the conversion of debentures will result in further dilution of your investment. In addition, if we raise funds by issuing additional shares, the newly issued shares may further dilute your ownership interest.

After this offering, our executive officers, directors and 5% or greater stockholders will exercise significant control over all matters requiring a stockholder vote.

After this offering, our executive officers, directors and existing stockholders who each own greater than 5% of the common stock that was outstanding immediately before this offering and their affiliates, in the aggregate, will beneficially own approximately [•  ]% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership also could have the effect of delaying or preventing a change in control.

One of our principal stockholders, Drax Holdings, L.P., has a contractual right to a preferred liquidation payment with respect to the sale of all or substantially all of our assets or the merger of our company, which may make us a less attractive acquisition or investment target.

One of our principal stockholders, Drax Holdings, L.P., which owns 646,800 shares of common stock, is entitled to a preferred liquidation payment in the amount of $1,400,000 in the event we sell all or substantially all of our assets to a third party or we enter into a merger or consolidation with another entity. This preferred liquidation payment is reduced and eliminated to the extent that the stockholder receives proceeds from the sale of its common stock. This required preferred payment could make us a less attractive acquisition or investment target, unless we can obtain a waiver from such stockholder. However, we cannot assure you that such stockholder would provide a waiver to us or that our obligation to pay the liquidation amount will not hinder any such proposed merger or acquisition which may be favorable to our stockholders.

Certain of our current investors have rights which could impede our ability to raise additional capital.

Certain warrants issued by us to two of our stockholders, one of whom is a principal stockholder, Smithfield Fiduciary LLC, contain provisions which could impede our ability to raise capital in the future. Subject to certain limitations, the warrants provide to each such stockholder a right to participate in future issuances for up to their respective pro rata portion of such issuances, but in no event shall the pro rata portion of such stockholders, in the aggregate, be less than $3,000,000 of any new issuance. Although we may seek waiver of such rights, no assurances can be given that they will be willing to do so with respect to future offerings. The future exercise of such rights could discourage third parties from investing in our company and may require us to obtain funding from such stockholders, which could give them greater control over us.

Our Executive Chairman and Chairman of our Board of Directors holds secured and unsecured demand notes issued by us, and his interests as a holder of such notes may differ from our interests.

Michael Faber, our Executive Chairman and Chairman of our Board of Directors, holds secured and unsecured demand notes issued by us in the aggregate principal amount of approximately $1,342,000. The interests of Mr. Faber, as a holder of such demand notes, may differ from our interests. For instance, the demand notes contain a demand feature which enables Mr. Faber to cause the amounts owed under the notes to be repaid immediately. These notes cannot be repaid from the proceeds of this offering by agreement with the underwriters. Additionally, by an agreement with two warrant holders, one of whom is a principal stockholder, Smithfield Fiduciary LLC, we are restricted from repaying, redeeming, repurchasing or exchanging for value these notes until the earlier of the expiration of any lock-up period for such warrant holders related to our initial public offering or the registration of shares owned or obtainable up exercise of warrants by such warrant holders. Our Executive Chairman and Chairman of our Board of Directors may choose to exercise this demand feature at times not favorable to us. Accordingly, the demand notes may create a conflict of interest for our Executive Chairman and Chairman of our Board of Directors.

We may allocate net proceeds from this offering in ways with which you may not agree.

Our management will have broad discretion in using the proceeds from this offering and may use the proceeds in ways with which you may disagree. We are not required to allocate the net proceeds from this offering to any specific investment or transaction; therefore you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. As a result, you and other stockholders may not agree with our decisions.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will incur significant legal, accounting, corporate governance and other expenses that we did not incur as a private company. We will be subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, The Nasdaq Capital Market, to which we have applied to have our common stock approved for quotation, and other rules and regulations. These rules and regulations may place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We currently do not have an internal audit group. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to devote significant resources and management oversight. As a result, our management's attention may be diverted from other business concerns. In addition, we will need to hire additional accounting staff with appropriate public company experience and technical accounting knowledge and we cannot assure you that we will be able to do so in a timely fashion.

These rules and regulations may also make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our amended and restated certificate of incorporation, amended and restated bylaws and certain provisions of Delaware law may delay or prevent a change in our management and make it more difficult for a third party to acquire us.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in our Board of Directors and management team. Some of these provisions:

•	authorize the issuance of preferred stock that can be created and issued by our Board of Directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;
•	provide for the Board of Directors to be divided into three classes;
•	require that the holders of 80% of our issued and outstanding common stock approve the removal of our directors; and
•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of large stockholders to complete a business combination with, or acquisition of, us. These provisions may prevent a business combination or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our stock.

These provisions also make it more difficult for our stockholders to replace members of our Board of Directors and to influence the management of our company because our Board of Directors is responsible for appointing the members of our management.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

The Nasdaq Capital Market may delist our securities from quotation on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We anticipate that our securities will be listed on the Nasdaq Capital Market, a national securities exchange, upon consummation of this offering. We cannot assure you that our securities will be listed and, if listed, will continue to be listed on the Nasdaq Capital Market in the future. If the Nasdaq Capital Market delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;
•	a limited amount of news and analyst coverage for our company;
•	reduced liquidity with respect to our securities; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

If penny stock regulations impose restrictions on the marketability of our common stock, the ability of our stockholders to sell shares of our common stock could be impaired.

The Securities and Exchange Commission, or the SEC, has adopted regulations that generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Exceptions include equity securities issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for more than three years, or (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years. Unless an exception is available, the regulations require that prior to any transaction involving a penny stock, a risk disclosure schedule must be delivered to the buyer explaining the penny stock market and its risks.

You should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers;
•	“Boiler room” practices involving high-pressure sales tactics;
•	Manipulation of prices through prearranged matching of purchases and sales;
•	The release of misleading information;
•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
•	Dumping of securities by broker-dealers after prices have been manipulated to a desired level, which hurts the price of the stock and causes investors to suffer loss.

We are aware of the abuses that have occurred in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, we will strive within the confines of practical limitations to prevent such abuses with respect to our common stock.

We have not paid, and do not expect to pay, cash dividends, on our common stock.

We have not paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements which we may enter into with institutional lenders may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and any other factors that the Board of Directors decides is relevant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the anticipated benefits and risks associated with our business strategy;
•	our future operating results and the future value of our common stock;
•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;
•	our ability to launch and operate our online communities;
•	our ability to attract visitors to our online communities in a cost-efficient manner;
•	our ability to compete and respond to technological changes;
•	our ability to attract and retain qualified management personnel;
•	our future capital requirements and our ability to satisfy our capital needs; and
•	the anticipated use of the proceeds realized from this offering.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” beginning on page 6. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of [•  ] of common stock in this offering will be approximately $[•  ] million after deducting estimated offering expenses of $[•  ] and underwriting discounts and commissions and assuming an initial public offering price of $[•  ] per share, the mid-point of the price range indicated on the front cover of this prospectus. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $[•  ] million.

We currently intend to use the proceeds of this offering as follows:

	Approximate Allocation of Net Proceeds		Approximate Percentage of Net Proceeds
	(In Millions)
Repayment of 8% convertible debentures(1)	$	[• ]	15%
Development of new media properties(2)	$	[• ]	15%
Expansion of current business(3)	$	[• ]	15%
Potential acquisitions(4)	$	[• ]	15%
General corporate purposes, including working capital(5)	$	[• ]	40%
Total	$	[• ]	100%

(1)	This represents the cost of paying off any of our unconverted and outstanding convertible debentures in the initial principal amount of $3.0 million. The debentures are due in May 2008 and bear interest at 8.0% per annum, payable quarterly. The debentures are convertible, at the holder’s option, upon certain events, including the completion of this offering, at a price equal to 80% of the public offering price of our common stock, or $[• ] based on the mid-point of the price range indicated on the front cover of this prospectus.
(2)	The development of new media properties involves the creation and development of new online communities where college students purchase products and services, share ideas and discoveries and develop important skills.
(3)	Expansion of current business includes costs related to the development and enhancement of our existing interactive websites and online communities, hiring qualified staff and investing in marketing alliances and new advertising vehicles.
(4)	These expenditures include costs related to the potential acquisitions of products, technologies or businesses that are complementary to our current and future business and product lines, although we have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies. We also may use these funds to acquire www.LazyStudents.com pursuant to our existing exclusive license.
(5)	We expect that general corporate and working capital expenditures will include, among other potential uses: (i) personnel costs, particularly marketing and business development personnel that we expect to hire following the consummation of this offering; (ii) the payment of cash bonuses totaling $325,000 to our executive officers upon the consummation of this offering; (iii) the additional costs of being a public company, including audit fees, legal fees and compliance with the Sarbanes-Oxley Act of 2002; and (iv) the remainder, if any, for general working capital.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions and our future revenues and expenditures.

Investors are cautioned, however, that expenditures may vary substantially from these estimates. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of cash generated by our operations and the amount of competition we face. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

Circumstances that may give rise to a change in the use of proceeds include:

•	the existence of other opportunities to expand our business (although we are not currently aware of any such opportunities) or the need to take advantage of changes in timing of our existing activities;
•	the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments; and/or
•	if strategic opportunities of which we are not currently aware present themselves (including acquisitions, joint ventures, licensing and other similar transactions).

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if the existing allocation of resources, including the proceeds of this offering, is being optimized. Pending such uses, we intend to invest the net proceeds of this offering in direct and guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends for the foreseeable future following this offering. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007, as follows:

•	on an actual basis;
•	on a pro forma basis, after giving effect to the conversion, upon the closing of this offering, of: (i) all outstanding shares of our Series A preferred convertible stock, including accrued but unpaid dividends thereon, at a conversion price equal to 80% of the public offering price of our common stock, or $[• ] based on the mid-point of the price range indicated on the front cover of this prospectus; and (ii) our debentures, in the principal amount of $3.0 million, including any accrued but unpaid interest thereon, at a conversion price equal to 80% of the public offering price of our common stock, or $[• ] based on the mid-point of the price range indicated on the front cover of this prospectus; and
•	on a pro forma, as adjusted, basis giving effect to: (i) the pro forma matters referred to above; and (ii) the sale of [• ] shares of common stock by us in this offering at an assumed initial public offering price of $[• ] per share, after deducting underwriting discounts and commissions and estimated offering expenses.

This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes to those financial statements appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma, as Adjusted
	(In Thousands, Except Share and Per Share Data)
Cash and cash equivalents and marketable securities	$936
Long-term debt, including current portion	$1,888
Capital leases, including current portion	35
Stockholders’ equity:
Common stock, $0.000333 par value per share; 70,000,000 shares authorized actual and 8,000,270 shares issued and outstanding, actual and pro forma; [• ] shares issued and outstanding, pro forma as adjusted	3
Additional paid-in capital	11,704
Accumulated deficit	(13,745)
Total stockholders’ deficit	(2,038)
Total capitalization	$(115)

All information in the above table reflects a 1-for-3.33 reverse stock split, which we will implement upon effectiveness of this offering. Unless otherwise indicated, the table above excludes:

•	1,105,862 shares of common stock issuable upon the exercise of stock options outstanding as of August 8, 2007 at a weighted-average exercise price of $1.9882 per share;
•	2,240,349 shares of common stock issuable upon the exercise of warrants outstanding as of August 8, 2007 at a weighted-average exercise price of $1.02546 per share;
•	1,897,141 shares of common stock reserved for future awards under our stock plan;
•	warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the debentures at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66; and
•	warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the Series A convertible preferred stock at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share of by dividing the net tangible book value (tangible assets less total liabilities) by the number of outstanding shares of common stock.

Our pro forma net tangible book value at March 31, 2007 was $[•  ], or $[•  ] per share of common stock, based on [•  ] shares of common stock outstanding. After giving effect to the sale of [•  ] shares of common stock by us in this offering at an assumed initial public offering price of $[•  ] per share, less the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2007, would be $[•  ] million, or $[•  ] per share. This represents an immediate increase in the pro forma net tangible book value of $[•  ] per share to existing stockholders and an immediate dilution of $[•  ] per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of March 31, 2007	$
Increase per share attributable to this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors in this offering		$

The following table shows, at March 31, 2007, on a pro forma basis as described above, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders			$		$
New investors			$		$
Total		100.00%	$	100.00%

Assuming the underwriters’ over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to [•  ]% and will increase the number of shares held by new investors to [•  ], or [•  ]%. This information is based on shares outstanding as of March 31, 2007 and takes into account a reverse stock split of 1-for-3.33 which we will implement upon effectiveness of this offering. It excludes:

•	1,105,862 shares of common stock issuable upon the exercise of stock options outstanding as of August 8, 2007 at a weighted-average exercise price of $1.9882 per share;
•	2,240,349 shares of common stock issuable upon the exercise of warrants outstanding as of August 8, 2007 at a weighted-average exercise price of $1.02546 per share;
•	1,897,141 shares of common stock reserved for future awards under our stock plan;
•	[• ] shares of common stock issuable upon the conversion of our debentures in the principal amount of $3.0 million, including any accrued but unpaid interest thereon, at a conversion price equal to 80% of the public offering price of our common stock, or $[• ] based on the mid-point of the price range indicated on the front cover of this prospectus;
•	[• ] shares of common stock issuable upon the conversion of 810,000 shares of our Series A convertible preferred stock, including any accrued but unpaid dividends thereon, at a conversion price per share equal to 80% of the public offering price of our common stock, or $[• ] based on the mid-point of the price range indicated on the front cover of this prospectus;

•	warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the debentures at an exercise price per share equal to the greater of: (i) the price of one share of common stock issued in this offering and (ii) $6.66; and
•	warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the Series A convertible preferred stock at an exercise price per share equal to the greater of: (i) the price of one share of common stock issued in this offering and (ii) $6.66.

To the extent these options or warrants are exercised, or the convertible notes or Series A preferred stock are converted, there will be further dilution to the new investors.

SELECTED HISTORICAL AND FINANCIAL OPERATING DATA

(In Thousands, Except Per Share Amounts)

The selected statement of operations data for each of the years ended December 31, 2006, 2005 and 2004, and the selected balance sheet data as of December 31, 2006 and 2005 have been derived from the audited consolidated financial statements included elsewhere in this prospectus which have been audited by BDO Seidman, LLP, independent registered public accounting firm. The balance sheet as of December 31, 2004 has been audited by BDO Seidman, LLP, but is not included herein. The selected statement of operations data for the years ended March 31, 2003 and 2002 and the selected balance sheet data as of December 31, 2003 and 2002 have been derived from our unaudited consolidated financial statements and related notes which are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2007 and 2006, and the consolidated balance sheet data of March 31, 2007, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected for any future period and the results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

You should read the following selected consolidated historical financial data below in conjunction with our financial statements, including the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
	(In Thousands, Except Per Share Data)
Consolidated Statement of Operations Data:
Sales	$11,911	$6,886	$4,781	$4,757	$5,587	$4,590	$2,285
Cost of products sold	10,329	5,910	4,079	3,989	4,714	4,010	1,936
Gross Profit	1,582	976	702	768	873	580	349
Selling, general and administrative	5,139	2,106	1,202	1,230	1,947	2,622	1,055
Loss from operations	(3,557)	(1,130)	(500)	(462)	(1,074)	(2,042)	(706)
Interest expense, net	(536)	(356)	(165)	(380)	(294)	(42)	(110)
Other income (expense)(1)	(1,429)	—	—	265	—	—	(1,429)
Loss before income tax expense	(5,522)	(1,486)	(665)	(577)	(1,368)	(2,084)	(2,245)
Income tax expense	49	54	—	—	—	12	12
Net loss	$(5,571)	$(1,540)	$(665)	$(577)	$(1,368)	$(2,096)	$(2,257)
Net loss per share: Basic and diluted	$(0.79)	$(0.30)	$(0.14)	$(0.12)	$(0.49)	$(0.26)	$(0.37)
Shares used in per share calculations Basic and diluted	7,090	5,104	4,815	4,689	2,798	7,986	6,066

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus with respect to the $1.4 million of other expense in the year ended December 31, 2006 and the three months ended March 31, 2006.

	As of December 31,					As of March 31,
	2006	2005	2004	2003	2002	2007
	(In Thousands, Except Per Share Data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,361	$150	$38	$83	$95	$936
Goodwill	1,235	1,235	1,235	1,235	1,235	1,235
Total assets	3,454	1,861	1,622	1,639	1,648	3,697
Debt	1,390	1,229	663	500	1,521	1,888
Capital lease obligations	38	36	20	37	56	35
Total stockholders’ deficit	(244)	(1,885)	(897)	(233)	(1,204)	$(2,038)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Financial Data” and/our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve assumptions, risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described in the “Risk Factors” section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are an Internet-based, interactive merchandising, marketing and media company focused on the college student market. We are creating online communities where college students purchase products and services and share ideas, discoveries and experiences. Our online communities are intended to attract users through features and subjects that are compelling to college students, including student-generated content, such as blogs, videos and other multimedia content. We offer a comprehensive product line of more than 8,000 distinct name-brand software and other technology products at discounts of up to 80% less than the retail prices under academic discount programs created by technology manufacturers exclusively for buyers in the education market. These programs are open only to a limited number of authorized education marketers and solutions providers and offer a significant pricing advantage.

We operate nationwide and our customers span the breadth of the education marketplace. We serve both individual and institutional customers in the kindergarten through twelfth grade and higher education levels, all of which make up the education market. With our long history and exclusive education focus, we believe we have the knowledge, industry relationships, and expertise to serve our college student customers’ particular technology needs and have earned what we believe to be a reputation as a trusted technology provider to the college student market.

In recent years, we have experienced substantial growth in sales, from $4.8 million in 2004 and $6.9 million in 2005 to $11.9 million in 2006. For the quarter ended March 31, 2007, sales grew to $4.6 million from $2.3 million in the same quarter in 2006.

Operating losses have also increased substantially over the same period from $0.5 million in 2004 and $1.1 million in 2005 to $3.6 million in 2006. For the quarter ended March 31, 2007 the operating loss grew to $2.0 million from $0.7 million the same quarter in 2006.

We believe that expanding our marketing model recently has been the primary driver of our sales growth. Our ability to consistently execute our marketing strategy will have a direct impact on our future sales growth.

We have also increased our investment in our business since 2004, which has contributed to our increased operating losses. We expect to continue to make expenditures related to the development of our business, including expenditures to hire additional personnel relating to sales and marketing. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.

Our college student target market is large and will continue to grow. As the market grows, we intend to capitalize on our market position, further penetrate the market with existing products, expand our product offerings and develop complementary community and content websites. As a growing company, two of our most significant challenges are to make the right decisions as to which opportunities to pursue and to maintain a level of expenses that allow us to expand our business and achieve profitability.

We were incorporated in Delaware on April 20, 1999, and acquired the business of our wholly-owned subsidiary, Campus Tech, Inc., a Virginia corporation, on June 16, 1999. On May 30, 2007, we changed our name from “CampusTech, Inc.” to “CampusU, Inc.”

Source of Revenue

We derive revenue from marketing and selling software and technology products to individual and institutional customers. We are seeking to continue our growth by: continuing to grow our academic discount e-commerce business; developing marketing programs that provide academic discount products on a promotional basis and incorporate viral marketing; creating or acquiring media properties to expand the type of information, content, interactive tools and user generated text and video that attracts college students; and diversifying and expanding our product offerings within our core academic discount and merchandising businesses.

In the past we have experienced seasonal sales growth associated with the back-to-school period. Sales in the July/August/September back-to-school season were 29.4%, 33.1% and 29.9% of total annual sales in fiscal years 2006, 2005 and 2004, respectively. Part of our strategy is to diversify the products we sell at academic discounts and this could result in more balanced revenues throughout the year. However, based upon our current product mix we will continue to experience significant fluctuations in quarterly operating results.

Cost of Products Sold

Our cost of products sold primarily consists of the costs paid to manufacturers and distributors for the software and technology products sold. Shipping and handling costs are also included in the costs of products sold.

We sell thousands of software titles and other products from many well-known publishers and manufacturers. During the years 2006, 2005 and 2004, a single manufacturer supplied approximately 64%, 57% and 30%, respectively, of all products sold and the same supplier supplied 51% and 63% of all products sold for the three months ended March 31, 2007 and 2006, respectively.

We maintain purchasing relationships with many software wholesalers. There was a concentration of products purchased from two software wholesalers, of approximately 69% and 20% in 2006, 74% and 10% in 2005 and 48% and 26% in 2004, and 57% and 18% and 79% and 13% during the three months ended March 31, 2007 and 2006, respectively.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of:

•	personnel and related costs including salaries, employee benefits, commissions, stock-based compensation and other incentive compensation for executives, sales, corporate marketing, product marketing, product management, finance, human resources, information systems and other administrative functions;
•	sales promotion expenses, costs of marketing materials and other marketing events, including trade shows and industry conventions and advertising;
•	legal and accounting professional fees;
•	recruiting and training costs;
•	other corporate expenses and related overhead; and
•	travel related expenses for executives, sales, corporate marketing and other administrative personnel.

We expense our sales commissions at the time of sale. We expect our sales and marketing expenses to increase in the future as we increase the number of direct sales professionals and invest in both online and offline marketing programs. However, we expect sales and marketing expenses to decrease as a percentage of revenue for the near future as we anticipate that our revenue will increase more rapidly than our sales and marketing costs.

We expect our general and administrative expenses to increase in the future as we incur increased expenses related to investing in an infrastructure to support our continued growth and operating as a publicly-traded company, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act, directors’ and officers’ liability insurance, and additional professional services. However, we expect general and administrative expenses to decrease as a percentage of revenue for the foreseeable future after fiscal 2007, as we believe that rate at which our revenue will increase will exceed the rate at which we expect to incur these additional expenses.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations will be affected.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We generate revenues from marketing and selling of software and technology products. Such sales are recorded when persuasive evidence of an arrangement exists, shipment has occurred, the fee is fixed and determinable and the collectability is probable and, if required by the contract terms, acceptance criteria are met. In our business, software products are delivered without post-contract customer support and without any further obligation to the customer. All software sales are covered by a money back guarantee which allows customers that are not satisfied with the product, for any reason, to return it in resalable condition within 15 days of shipment. We have the right to charge a 15% restocking fee if the return is received more than 30 days after shipment. There is no reserve for sales returns as, historically, such returns have been immaterial.

We have direct remit/assignment of proceeds arrangements with two of our suppliers. We record revenue generated under these arrangements on a gross basis in accordance with EITF Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent.”

Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method, which requires us to apply its provisions to awards granted, modified, repurchased or cancelled after the effective date and to awards granted prior to, but not yet vested as of, the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant-date fair value of stock awards granted or modified on or after January 1, 2006. We did not grant any options to purchase our common stock in 2004 or 2005. There were no unvested options prior to January 1, 2006.

During 2006 and the first quarter of 2007, we granted employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying common stock at the date of each grant based on arms-length transactions involving our common stock. The option grants during 2006 were all at $2.831 per share, except for grants in January 2006 representing 37.4% of the total option grants in 2006, which were at $1.332 per share. The options granted in the first quarter of 2007 were at $3.330 per share. Determining the fair market value of our common stock requires complex and subjective judgments since there is no public trading market for our common stock. We did not obtain contemporaneous valuations from third party valuation specialists because the Board of Directors believed our private placement transactions which occurred in 2006 and to date in 2007, involving our common stock, were the best estimate of fair value at the time.

We account for stock option grants to non-employees who are not directors in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other

Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that the estimated fair value of these instruments measured at the earlier of the performance commitment date or the date at which performance is complete be recognized as an expense ratably over the period in which the related services are rendered. We determine the fair value of these instruments using the Black-Scholes option pricing model.

Goodwill

Our goodwill arose from the acquisition of Campus Tech, Inc., a Virginia corporation, in 1999. We annually evaluate goodwill for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” We plan to perform more frequent evaluations if impairment indicators arise which indicate that more likely than not, the fair value of the business is less than the carrying value of goodwill. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. We review the carrying value of goodwill by comparing the carrying value to the estimated fair value of the business. The fair value is based on management’s estimate of the future discounted cash flows to be generated by our business. Changes in our business could affect these estimates, which in turn could affect the recoverability of goodwill. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant adverse changes in business climate or regulations, significant changes in senior management, significant changes in the strategy of our overall business, significant negative industry or economic trends, and a decline in our credit rating, Determining whether a triggering event has occurred includes significant judgment from management.

Convertible Debt Offerings and Detachable Stock Purchase Warrants

We analyze our convertible debt financings in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” to determine if any embedded features should be bifurcated. If the conversion feature is not required to be bifurcated we apply EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.” EITF 98-5 clarifies the accounting for instruments with beneficial conversion features and adjustable conversion ratios. Beneficial conversion features include contingent conversion features that allow convertible debt holders to convert at prices below offering prices of future private placements of common stock of at least $5 million, if such private placements occur. The beneficial conversion feature is calculated by allocating the proceeds received in the financing to the intrinsic value based on the effective conversion price as a result of the allocated proceeds. The value of the beneficial conversion feature is recognized as a discount and is amortized to interest expense from the date of issuance to the stated redemption date.

In conjunction with convertible debt financings, we have periodically committed to issue detachable stock purchase warrants to investors. The proceeds received in each transaction are allocated between debt and additional paid-in capital based on the relative fair value of the debt and stock purchase warrants. We have not issued any detachable stock purchase warrants that require liability treatment under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” or EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Accordingly, our warrants are included in equity.

Certain of the convertible debt agreements have registration rights agreements related to the stock, if converted, that could impose certain penalties upon us should we not meet the filing requirements under the agreements. We have adopted FSP 00-19-2, “Accounting for Registration Payment Arrangements” as of December 31, 2006. Under FSP 00-19-2, we record a liability for registration payments when it becomes probable that payments will be made. As of December 31, 2006, no liability has been provided for registration payment provisions. See Note 5 to the Consolidated Financial Statements for additional information regarding registration rights.

Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized. The realization of the deferred tax assets will be assessed on an annual basis, or on an interim basis, if required.

Results of Operations

The follwing table sets forth our sales, costs of products sold, and other financial data for the specified periods:

	Years Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
			(In Thousands)
Sales	$11,911	$6,886	$4,781	$4,590	$2,285
Cost of products sold	10,329	5,910	4,079	4,010	1,936
Gross profit	1,582	976	702	580	349
Selling, general and administrative	5,139	2,106	1,202	2,622	1,055
Loss from operations	(3,557)	(1,130)	(500)	(2,042)	(706)
Interest expense, net	(536)	(356)	(165)	(42)	(110)
Other expense	(1,429)	—	—	—	(1,429)
Loss before income tax expense	(5,522)	(1,486)	(665)	(2,084)	(2,245)
Income tax expense	49	54	—	12	12
Net loss	$(5,571)	$(1,540)	$(665)	$(2,096)	$(2,257)

The following table sets forth our results of operations as a percentage of total revenue for the specified periods:

	Years Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
			(% of Sales)
Sales	100%	100%	100%	100%	100%
Cost of products sold	87%	86%	85%	87%	85%
Gross profit	13%	14%	15%	13%	15%
Selling, general and administrative	43%	30%	25%	57%	46%
Loss from operations	(30)%	(16)%	(10)%	(44)%	(31)%
Interest expense, net	(4)%	(5)%	(4)%	(1)%	(5)%
Other expense	(12)%	—	—	—	(62)%
Loss before income tax expense	(46)%	(21)%	(14)%	(45)%	(98)%
Income tax expense	1%	1%	—	1%	1%
Net loss	(47)%	(22)%	(14)%	(46)%	(99)%

Comparison of Three Months Ended March 31, 2007 and Three Months Ended March 31, 2006

Sales.  Sales were $4.6 million in the three months ended March 31, 2007 compared to $2.3 million in the three months ended March 31, 2006, an increase of $2.3 million or 100.9%. The increase in sales was driven primarily by: (i) a $1.7 million, or 101.9%, increase in Internet sales to $3.4 million in the three months ended March 31, 2007 from $1.7 million in the three months ended March 31, 2006 and (ii) a $0.6 million, or 99.0%, increase in direct sales to $1.2 million in the three months ended March 31, 2007 from $0.6 million in the three months ended March 31, 2006. This growth was driven by increased software sales, resulting from increased online and offline marketing, further described below.

Cost of Products Sold.  Cost of products sold was $4.0 million in the three months ended March 31, 2007 compared to $1.9 million in the three months ended March 31, 2006, an increase of $2.1 million or 107.1%. The increase in cost of products sold during the three months ended March 31, 2007 compared to the three months ended March 31, 2006 resulted from increased sales.

Gross Profit.  Gross profit increased $0.2 million, or 66.3%, from $0.4 million in the three months ended March 31, 2006 to $0.6 million in the three months ended March 31, 2007. Of the increase in gross profit during the three months ended March 31, 2007 compared to March 31, 2006, $0.3 million was due to increased sales and was offset by $0.1 million of lower contribution related to our free shipping offers. Gross margin decreased from 15.3% in the three months ended March 31, 2006 to 12.6% in the three months ended March 31, 2007 due primarily to our free shipping offers that were in place throughout the three months ended March 31, 2007 and not in place during the three months ended March 31, 2006. We view our free shipping offers as an effective marketing tool and intend to continue offering them from time to time.

Selling, General and Administrative.  Selling, general and administrative expenses increased $1.6 million, or 148.6%, from $1.0 million in the three months ended March 31, 2006 to $2.6 million in the three months ended March 31, 2007. The increase in general and administrative expenses was due primarily to increases in payroll and payroll related expenses of approximately $0.4 million resulting from the addition of new employees. We also recognized $0.1 million less compensation expense related to employee stock option grants during the three months ended March 31, 2007 than the same quarter last year. Additionally, marketing and selling expenses increased $0.3 million, as a result of the expansion of our efforts to direct customers to our websites primarily through targeted online marketing channels such as sponsored search, pay per click, portal advertising, e-mail campaigns and other initiatives. Although our marketing expenses are largely variable, based on growth in sales and changes in rates, we expect to increase marketing spend in the future to drive higher awareness of our student discount programs. Finally, we experienced an increase of $0.2 million in facilities and other administrative expenses to accommodate rapid personnel growth and an increase in professional fees of approximately $0.8 million related to work performed in preparation for our proposed initial public offering.

Interest expense.  Interest expense decreased $68,000, or 61.7%, from $110,000 in the three months ended March 31, 2006 to $42,000 in the three months ended March 31, 2007. The decrease was due primarily to the absence of amortization related to warrants issued in connection with debt and debt issuance costs in the three months ended March 31, 2007 versus the three months ended March 31, 2006. The amortization related to warrants issued in connection with debt and the debt issuance costs were zero in the three months ended March 31, 2007 because the debt was converted in 2006.

Other Expense.  Other expense decreased $1.4 million, or 100% from $1.4 million in the three months ended March 31, 2006 to zero in the three months ended March 31, 2007. The entire decrease relates to a non-cash expense in the three months ended March 31, 2006 resulting from our election to convert $1.0 million in convertible promissory notes at the request of the holders, during the course of a presumed qualifying $5.0 million private equity offering instead of at the offering conclusion, as specified in the agreement. The fair value of the shares issued exceeded the carrying value of the promissory notes and accrued interest by $1.4 million.

Comparison of Years Ended December 31, 2006 and 2005

Sales.  Sales were $11.9 million in 2006 compared to $6.9 million in 2005, an increase of $5.0 million or 73.0%. The increase in sales was driven primarily by: (i) a $4.6 million, or 118.3%, increase in Internet sales to $8.4 million in 2006 from $3.8 million in 2005, and (ii) a $0.4 million, or 14.4%, increase in direct sales to $3.4 million in 2006 from $3.0 million in 2005. This growth was driven by increased software sales, resulting from increased online and offline marketing, further described below.

Cost of Products Sold.  Cost of products sold was $10.3 million in 2006 compared to $5.9 million in 2005, an increase of $4.4 million or 74.8%. The increase in cost of products sold during 2006 compared to 2005 resulted from increases in sales.

Gross Profit.  Gross profit increased $0.6 million, or 62.0%, from $1.0 million in 2005 to $1.6 million in 2006 and was due to the contribution of increased sales. Gross margin decreased from 14.2% in 2005 to 13.3% in 2006 due primarily to our marketing tool of offering free shipping, which we put in place in July 2006 and which was not in place during 2005.

Selling, General and Administrative.  Selling, general and administrative expenses increased $3.0 million, or 143.9%, from $2.1 million in 2005 to $5.1 million in 2006. The increase in general and administrative expenses was due primarily to increases in payroll and payroll related expenses of approximately $1.3 million resulting from the addition of new employees. We also recognized $0.5 million of additional compensation expense related to employee stock option grants. Additionally, marketing and selling expenses increased $0.6 million, as a result of the expansion of our efforts to direct customers to our websites primarily through targeted online marketing channels such as sponsored search, portal advertising, e-mail campaigns, and other initiatives. Although our marketing expenses are largely variable, based on growth in sales and changes in rates, we expect to increase marketing spend in the future to drive higher awareness of our student discount programs. Finally, we experienced an increase of $0.3 million in facilities and other administrative expenses to accommodate rapid personnel growth, an increase in professional fees of approximately $0.2 million related to work performed in preparation for our proposed initial public offering, and an increase in credit card processing fees of $0.1 million due to higher sales volume.

Interest expense.  Interest expense increased $0.2 million, or 50.8%, from $0.4 million in 2005 to $0.5 million in 2006. The increase was due to the accrual of back interest on a related party note of $0.3 million, which was partially offset by lower levels of debt in 2006 versus 2005.

Other Expense.  Other expense was $1.4 million in 2006 and zero in 2005. The expense represents a non-cash expense resulting from our election to convert $1.0 million in convertible promissory notes at the request of the holders, during the course of a presumed qualifying $5.0 million private equity offering instead of at the offering conclusion, as specified in the agreement. The fair value of the shares issued exceeded the carrying value of the promissory notes and accrued interest by $1.4 million.

Comparison of Years Ended December 31, 2005 and 2004

Sales.  Sales were $6.9 million in 2005 compared to $4.8 million in 2004, an increase of $2.1 million or 44.0%. The increase in sales was driven by a $2.7 million, or 237.1%, increase in Internet sales to $3.8 million in 2005 from $1.1 million in 2004, partially offset by a $0.6 million, or 16.0%, decrease in direct sales. The growth in Internet sales resulted from higher software sales from increased online and offline marketing, discussed below in selling, general and administrative expenses. The decrease in direct sales reflects a shift toward the Internet as the preferred sales channel.

Cost of Products Sold.  Cost of products sold was $5.9 million in 2005 compared to $4.1 million in 2004, an increase of $1.8 million, or 44.9%. The increase in costs of products sold during 2005 compared to 2004 was due to sales increases.

Gross Profit.  Gross profit increased $0.3 million, or 39.4%, from $0.7 million in 2004 to $1.0 million in 2005 because of the additional contribution of increased sales. Gross margin decreased from 14.7% in 2004 to 14.2% in 2005 primarily because the cost of products sold grew at a slightly higher rate than sales.

Selling, General and Administrative.  Selling, general and administrative expenses increased $0.9 million, or 75.3%, from $1.2 million in 2004 to $2.1 million in 2005. The increase reflected higher marketing and selling expenses of $0.3 million related to the expansion of our efforts to direct customers to our websites primarily through targeted online marketing channels such as sponsored search and portal advertising, increases in payroll and payroll related expenses of approximately $0.3 million resulted from the addition of new employees. Finally, we experienced an increase in facilities and other administrative expenses to accommodate our rapid personnel growth of $0.1 million, additional professional services of $0.1 million and an increase in credit card processing fees of $0.1 million due to higher sales volume.

Interest expense.  Interest expense increased $0.2 million, or 115.9%, from $0.2 million in 2004 to $0.4 million in 2005. The increase was due to the higher levels of debt in 2005 than in 2004, as well as additional detachable warrants outstanding, the amortization of which is included in interest expense. During 2005, several investors and Mr. Faber, our current Executive Chairman, loaned us an aggregate of $1.0 million. In connection with the loans, they received warrants to purchase 1,201,200 shares of common stock at an exercise price of $0.8325 per share.

Quarterly Results of Operations

The following table presents selected items from our unaudited quarterly consolidated results of operations for our most recent nine quarters. You should read the following table in conjunction with the consolidated financial statements and the related notes appearing elsewhere in this prospectus. We have prepared the data on the same basis as our audited annual consolidated financial statements. This table includes all adjustments, consisting solely of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not indicative of results for any future quarters or for a full year.

	For the Three Months Ended
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
		(In Thousands, Except Per Share Data)
Sales	$4,590	$3,536	$3,475	$2,615	$2,285
Cost of products sold	4,010	3,106	3,019	2,269	1,936
Gross profit	580	430	456	346	349
Selling, general and administrative	2,622	1,589	1,309	1,186	1,055
Loss from operations	(2,042)	(1,159)	(853)	(840)	(706)
Interest expense, net	(42)	(35)	(39)	(353)	(110)
Other expense	—	—	—	—	(1,429)
Loss before income taxes	(2,084)	(1,194)	(892)	(1,193)	(2,245)
Income tax expense	12	12	12	12	12
Net loss	$(2,096)	$(1,206)	$(904)	$(1,205)	$(2,257)
Net loss per share, basic and diluted	$(0.26)	$(0.15)	$(0.12)	$(0.17)	$(0.37)

	For the Three Months Ended
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
	(In Thousands, Except Per Share Data)
Sales	$1,880	$2,281	$1,507	$1,218
Cost of products sold	1,596	1,984	1,279	1,051
Gross profit	284	297	228	167
Selling, general and administrative	789	516	402	400
Loss from operations	(505)	(219)	(174)	(233)
Interest expense, net	(160)	(107)	(70)	(18)
Other expense	—	—	—	—
Loss before income taxes	(665)	(326)	(244)	(251)
Income tax expense	14	13	14	13
Net loss	$(679)	$(339)	$(258)	$(264)
Net loss per share, basic and diluted	$(0.12)	$(0.07)	$(0.05)	$(0.05)

Liquidity and Capital Resources

Since our inception, we have incurred significant losses and, as of March 31, 2007, we had an accumulated deficit of approximately $13.7 million. We have not yet achieved profitability. We expect that our selling, general and administrative expenses will continue to increase and, as a result, we will need to generate significant product revenues to achieve profitability. We may never achieve profitability.

Sources of Liquidity

Historically we have financed our operations and capital expenditures by issuing convertible promissory notes and selling common stock privately. Since January 2004, we have received net proceeds of $4.8 million from the sale of common stock, $1.2 million from the issuance of convertible notes, including $0.5 million to a related party, and $0.5 from the issuance of other notes payable. During the same period, we paid off

$0.6 million in convertible notes payable, of which $0.5 million was to a related party, and converted $1.0 million of notes payable to common stock of which $0.4 million was to a related party. We have also used our sales to date as a source of additional liquidity. As of March 31, 2007, we had cash and cash equivalents of $0.9 million and debt, including our promissory notes issued to, Michael Faber, our Executive Chairman and other promissory notes payable, of $1.9 million.

We are currently in compliance with all of our financial obligations and do not expect this public offering of our common stock to have any impact on our future compliance with those obligations.

Sources and Uses of Cash

The following table sets forth cash flow data for the periods indicated (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
Cash flow data:
Net cash used in operating activities	$(2,537)	$(503)	$(383)	$(696)	$(432)
Net cash used in investing activities	(44)	(18)	(31)	(116)	(1)
Net cash provided by financing activities	3,792	633	369	387	1,145
Net increase (decrease) in cash and cash equivalents	1,211	112	(45)	(425)	712
Cash and cash equivalents, beginning of year	150	38	83	1,361	150
Cash and cash equivalents, end of year	$1,361	$150	$38	$936	$862

Cash Flows from Operating Activities

Cash used in operating activities was $0.7 million for the three months ended March 31, 2007 compared to $0.4 million for the three months ended March 31, 2006. Our operating activities used $0.3 million additional cash in the three months ended March 31, 2007 than the same period in 2006 primarily because a $1.4 million higher net loss, after adjusting for $1.6 million in fewer non-cash expenses, was offset set by changes in current assets and liabilities totaling $1.3 million more than the same period in 2006. These changes were comprised of a $1.4 million of increase in accounts payable and accrued expenses, primarily due to increased volume of costs of goods sold and the timing of payments for compensation and related tax payments, a $0.1 million reduction in payments on related party payables, and a $0.3 million decrease in accounts receivable.

Cash used in operating activities was $2.5 million in 2006, $0.5 million in 2005 and $0.4 million in 2004. Our operating activities used $2.0 additional cash in 2006 than in 2005 primarily because of a $4.0 million higher net loss in 2006 than 2005, offset by $1.9 million of additional non-cash expenses and a $0.1 million of increase in accounts payable and accrued expenses, primarily due to increased volume of costs of goods sold and the timing of payments for compensation and related tax payments.

Cash used in operating activities increased by $0.1 million in 2005 compared to 2004 primarily due to a $0.9 million higher net loss, offset by $0.2 million of additional non-cash expenses and a $0.6 million increase in accounts payable and accrued expenses, primarily from increased volume of costs of goods sold and the timing of payments for compensation and related tax payments.

Cash Flows from Investing Activities

Net cash used in investing activities was $116,000 and $692 for the three months ended March 31, 2007 and 2006 respectively, and reflect capital expenditures for purchases of office and computer equipment.

Net cash used in investing activities was $44,000 in 2006, $18,000 in 2005 and $31,000 in 2004. Investing activities for all years were capital expenditures, which consisted primarily of purchases of office and computer equipment.

Cash Flows from Financing Activities

Cash provided by financing activities was $0.4 million in the three months ended March 31, 2007 and $1.2 million in the three months ended March 31, 2006. Cash provided by financing activities decreased in the three months ended March 31, 2007 compared to the same period in 2006 primarily due to $1.3 million less proceeds from the sale of common stock, offset by $0.5 million of proceeds from the issuance of notes payable in the three months ended March 31, 2007.

Cash provided by financing activities was $3.8 million in 2006, $0.6 million in 2005 and $0.4 million in 2004. Cash provided by financing activities increased $3.2 million in 2006 compared to 2005 primarily due to additional proceeds in the amount of $4.6 million from the private placement of our common stock in 2006, offset by (i) $0.7 million of cash used to pay off notes payable and advances from stockholders, as well as redeem preferred stock and (ii) $0.7 million fewer proceeds from notes payable and related party payable.

Cash provided by financing activities in 2005 was higher than 2004 by $0.2 million primarily due to $0.5 million in additional proceeds from the issuance of convertible promissory notes in 2005 over 2004, offset by $0.2 million of less proceeds from related party payables and $0.1 million of payments on related party payables.

Working Capital and Capital Expenditure Needs

We believe that our existing cash and cash equivalents balances, including the proceeds of this offering and proceeds that resulted from the recently completed issuance of: (i) $3.0 million of 8% convertible debentures (see contractual obligations below), (ii) 60,060 shares of common stock issued at $3.33 per share in connection with a private placement, (iii) $0.5 million of notes payable and (iv) up to $6.0 million of series A 8% convertible preferred stock expected to be issued will be sufficient to meet our working capital, capital expenditure and other cash requirement needs over at least the next 24 months. Our capital outlay and operating expenditures will likely increase over the next several months as we expand our sales and marketing efforts, add personnel and prepare to be a public company. Accordingly, our future capital requirements will depend on many factors, including our rate of revenue growth and our ability to manage and control our costs as we grow.

Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all. We currently have no plans, proposals or arrangements with respect to any specific acquisition.

Contractual Obligations

The following tables summarize our contractual obligations at December 31, 2006 and the effects such obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

Contractual Obligations	Total	2007	2008 – 2009	2010 – 2011	More than 5 Years
Debt obligations	$1,390	$1,350	$19	$21	—
Interest on debt obligations(1)	198	190	6	2	—
Capital lease obligations	45	16	25	4	—
Operating lease obligations	439	132	250	57	—
Contract obligations(2)	72	72	—	—	—
Total	$2,144	$1,760	$300	$84	—

(1)	All debt obligations have fixed interest rates. See Note 4 to the Notes to Consolidated Financial Statements contained elsewhere in this prospectus for more information.
(2)	Represents commitments under service contracts.

In May 2007, we issued $3.0 million of 8% Convertible Debentures. The debentures are due in May 2008 and bear interest at 8% per annum, payable quarterly. The debentures are convertible, at the holder’s option, upon certain events, including the completion of this offering, at a price equal to 80% of the public offering price of our common stock, or $[•  ]. In connection with the issuance of the debentures, we also issued warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the debentures. The warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations at an exercise price per share equal to the greater of: (i) the price of one share of common stock issued in this offering and (ii) $6.66. The warrants expire three years from the date of issuance.

Also, in May 2007, we received a waiver of a covenant from certain warrant holders which restricted us from incurring indebtedness in excess of $1.0 million prior to consummating an initial public offering of our common stock. The waiver allowed us to incur up to $3.0 million of convertible debentures. The waiver also restricts us from repaying, redeeming, repurchasing or exchanging for value $1.4 million of promissory notes due to a related party until the earlier of the expiration of any lock-up period for the warrant holders related to an initial public offering or the registration of shares owned or obtainable upon exercise of warrants by the warrant holders.

In March 2007, we issued a $0.5 million promissory note that bears interest at 10% per annum and is due in June 2007, with one 90 day extension. In June 2007, the promissory note was converted into preferred stock.

Additionally, in June 2007, we issued 810,000 shares of our Series A convertible preferred stock and warrants to purchase shares of our common stock in the aggregate amount of 40% of the shares of common stock underlying the Series A convertible preferred stock. We received proceeds of $1.6 million, including the $0.5 million promissory note converted to preferred stock in June 2007. Cumulative dividends on the Series A convertible preferred stock accrue at an annual rate of 8.0% per annum, payable quarterly. Upon completion of this offering, the shares of Series A convertible preferred stock will automatically convert at a price equal to 80% of the public offering price of our common stock, or $[•  ]. The warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66. The warrants expire three years from the date of issuance.

Disclosure Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. As a private company, we have designed our internal control over financial reporting to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of financial statements. As a public company, we will be required to comply with the internal control requirements of the Sarbanes-Oxley act for the fiscal year ending December 31, 2008. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Accounting Restatements

Subsequent to the issuance of our 2004 consolidated financial statements, we determined that we had not properly calculated the value of detachable stock purchase warrants issued in certain convertible debt transactions for purposes of allocating the equity portion of the proceeds to additional paid-in capital. These transactions had occurred on various dates ranging from our inception in 1999 through December 31, 2003. In addition, we also improperly capitalized debt issue costs associated with the fair value of warrants issued to a related party to extend the maturity date on a convertible promissory note during fiscal year 2003. This maturity date extension resulted in a significant modification of the promissory note agreement under EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.” Accordingly, we recorded $506,000 in other expense associated with the fair value of the warrants determined at the date of issuance. The aggregate impact of these errors restated the accumulated deficit balance as of January 1, 2004 by $0.3 million from a previously reported accumulated deficit of $3.6 million to a restated accumulated deficit of $3.9 million.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

In May 2006, after a competitive proposal process in which the incumbent auditor participated, our Board of Directors selected a new audit firm and approved a change to BDO Seidman, LLP. There were no disagreements with the prior auditor.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted if the decision to adopt the standard is made after the issuance of the Statement but within 120 days after the first day of the fiscal year of adoption, provided no financial statements have yet been issued for any interim period and provided the requirements of Statement 157, Fair Value Measurements, are adopted concurrently with SFAS 159. We do not believe that we will adopt the provisions of this Statement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We will adopt SFAS No. 157 on January 1, 2008 and are in the process of evaluating the impact of this statement on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007. An enterprise is required to disclose the cumulative effect of the change on retained earnings in the statement of financial position as of the date of adoption and such disclosure is required only in the year of adoption. The adoption of FIN 48 had no impact on our consolidated financial statements.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — An Amendment of FASB Statements No. 133 and 140.” This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative effect adjustment to beginning retained earnings. We do not believe that the adoption of SFAS No. 155 will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2006 and March 31, 2007, we had cash and cash equivalents of $1.4 million and $0.9 million, respectively. Our cash is deposited in and invested through highly rated financial institutions in North America. If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2006 or March 31, 2007, we estimate that the fair value of our cash and cash equivalents will decline by an immaterial amount for dates, if any, and therefore, our exposure to interest rate changes is not significant.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are an Internet-based, interactive merchandising, marketing and media company focused on the college student market. We are creating online communities where college students purchase products and services and share ideas, discoveries and experiences. Our online communities are intended to attract users through features and subjects that are compelling to college students, including student-generated content, such as blogs, videos and other multimedia content. We currently generate sales by selling products and services primarily to college students, and mostly at academic discount prices of up to 80% off suggested retail prices, made available to us by manufacturers on the condition that the sale be to students and other qualified purchasers in the academic community. These programs are open only to a limited number of companies and offer a significant pricing advantage. Our e-commerce model is driven by our ability to verify that a college student is the purchaser of the goods and services offered. We offer a comprehensive product line of more than 8,000 distinct name-brand software and other technology products, and we plan to generate revenue from selling targeted marketing and advertising programs to advertisers and retailers to help them sell their products and services to college students.

According to independent research reports by 360Youth and Jupiter Research, college students account for approximately $200 billion per year in consumer spending, of which more than $4.0 billion is spent online with companies like ours. In addition, according to the 2006 Online Advertising Habits Survey, conducted by Experience Inc., more than 87% of college students have one or more credit cards, and 98% of them have made a purchase of a product or service online. Because of our academic discount programs, we can provide college students with prices up to 80% off suggested retail prices. Accordingly, through our existing e-commerce site, www.CampusTech.com, we are developing a strong name-brand reputation for providing students with the best prices for the products and services they need.

Our goal is to become the leading college-focused e-commerce and content and media company. Our strategy is focused on:

•	continuing to grow our academic discount commerce business;
•	developing marketing programs that provide academic discount products on a promotional basis and incorporate viral and word of mouth marketing;
•	creating or acquiring media properties to expand the type of information, content, interactive tools and user generated text and video that attracts college students; and
•	diversifying and expanding our product offerings within our core academic discount and merchandising businesses.

We have generated sales for several years, and our commerce sales increased 73.0% from $6.9 million in 2005 to $11.9 million in 2006, although we have not yet attained profitability. For the quarter ended March 31, 2007, our sales increased by 100.9% over the comparable period in 2006. We expect to begin generating sales from our marketing and media businesses by the end of 2007, at which time we will launch one or more content websites on a variety of topics relating to college students and we will be receiving revenues from Internet advertising. These websites currently are in development and require 60 to 90 days of further software and design work prior to their initial release. We will seek to grow these revenues substantially over the next few years.

We expect to launch the beta versions of our initial community and content websites beginning in the fourth quarter of 2007 and expect these websites will include the following:

•	www.CampusU.com, which will contain numerous interactive features and subject matter relating to college life, humor, travel, advice and entertainment;
•	www.CampusFlix.com, which will focus on user-generated video on a variety of topics, including independent film and music; and
•	www.LazyStudents.com, which will provide research sources and advice on studying and test taking.

In addition, we own more than 30 other domains relating to college students, many of which we may develop and grow as we expand our media and commerce presence on the Internet. These domain properties include www.CampusRave.com, www.CampusFolio.com, www.CampusButler.com, www.CampusGiving.com, www.VarsityFlix.com, www.MyCampusMatch.com, www.CampusBeat.com, www.CampusDaily.com, www.OnCampusStore.com, www.CampusNotes.com, www.CampusRadio.com, www.CampusRoad.com, and www.CampusWeek.com. We can provide no assurance that we will develop these or any other additional websites or that our business of developing and operating websites will grow.

With all of our online properties, we will be able to provide advertisers and companies with an opportunity to reach college students through both multi-channel marketing programs as well as Internet-based advertising. According to independent research conducted by Universal McCann, companies are estimated to spend approximately 6 – 8%, or approximately $17 – 23 billion per year, of the $285 billion annual national advertising market trying to reach college students. We believe we can help them do it more effectively and with better results.

Our arrangements with manufacturers generally require us to verify that each purchaser who purchases their products at an academic discount is eligible to do so due to the purchaser's academic status. Manufacturers may have different requirements for confirming academic status. For college students, for example, manufacturers typically require us to obtain a copy of the student's official school picture identification card or to verify via electronically through the National Student Clearinghouse, a non-profit organization, that the purchaser is matriculating at an educational institution. For teachers and academic institutions, manufacturers typically accept written purchase orders on school stationery as confirmation of academic status. Our ability to confirm academic status is a core competency of our e-commerce business and integral to our strategy to grow and diversify our e-commerce business. However, we do not believe that academic status confirmation is integral to our strategy of diversifying and expanding our revenues by building community and content web sites or to the growth of our Internet advertising business.

Our Internet advertising programs are designed to allow advertisers to deliver their products and messages directly to college students on a regular basis as well as at the moment they are planning and/or making a purchase. In addition, our e-commerce systems verify that every purchaser of an academic discount product, and every recipient of a marketing program promotion, is a current college student. Hence, advertisers and companies receive verified and audited results that they are building brand awareness and customer loyalty in college students efficiently and effectively.

Industry Background

We operate at the intersection of the education and consumer market sectors. We believe that the confluence of these markets provides opportunities for fast and profitable growth in media, e-commerce and marketing. The education market consists of individual and institutional customers at both the k-12 and higher education levels. According to the National Center for Education Statistics, the k-12 market consists of approximately 115,000 schools, 53.5 million students and 3.5 million faculty and staff. The higher education market consists of approximately 5,700 educational institutions, more than 17.3 million college students and 1.5 million faculty and staff.

Individual customers — both youth and college students — consist of active consumers, ages 12 to 25 and, according to independent research from 360Youth, account for more than $300 billion in spending each year across a wide range of consumer goods and services. The youth and college student market is coveted by manufacturers and advertisers because it is during this stage of life that young adult consumers begin to establish their lifelong brand loyalties and long-term buying habits. The college student market alone provides an enormous opportunity for online commerce and media-related advertising and marketing revenue.

College students are considered the most-wired and Internet-savvy demographic group in the nation. According to the 2006 Online Advertising Habits Survey, conducted by Experience, Inc., more than 95% of all college students own their own computer, more than 30% of them are online more than 20 hours per week, and 98% of all college students have made a purchase online. In fact, more college students spend 10 hours or more per week on the Internet than watching television (43% vs. 17%). According to 360Youth and Jupiter Research, in 2005, college students alone accounted for almost $200 billion in consumer spending, of which more than $4 billion was spent online. In addition, more than 87% of college students have one or more credit cards. College students and faculty members also have proven to be early adopters of new technologies and new brands and therefore they are a preferred targeted demographic for new products and innovations by corporations and advertisers.

The education market also is expected to continue to grow rapidly in coming years due to population growth, technological innovation, and the demands of the so-called knowledge economy. The children of the baby boom generation are now coming of age and swelling the ranks of high school and college students. At the same time, many adults are returning to school, both full-time and part-time, either out of a desire for lifelong learning or to increase their career mobility and incomes. Consequently, college enrollments are now at an all-time high, and are expected to continue growing at even faster rates, reaching more than 19.4 million college students in 2014.

Our Strategy

Our e-commerce strategies and content and media strategies are integrated to support each other as well as the needs of our customers. We are increasing our e-commerce revenues by extending our academic discount e-commerce programs into a variety of consumer-focused industries, and we are building our marketing and advertising revenues by developing and growing our interactive content and media websites. Accordingly, we have developed a business model that will derive revenue from multiple sources. Our revenues will come from:

•	selling products and services to college students, mostly at academic discounts; and
•	selling targeted multi-channel marketing and advertising programs to advertisers and corporations to help them sell their products and services to college students.

A key element of our strategy is to leverage our existing e-commerce business to become the leading provider of Internet-based media, e-commerce and content products and services to college students. Our strategy is focused on:

•	continuing to grow our academic discount e-commerce business;
•	developing marketing programs that provide academic discount products on a promotional basis and incorporate viral marketing;
•	creating or acquiring media properties to expand the type of information, content, interactive tools and user generated text and video;
•	diversifying and expanding the product offerings within our core academic discount and merchandising businesses;
•	expanding our relationships with education institutions and key influencers on college campuses;
•	building strong name-brand recognition among college students for providing them with the best prices on high-quality products and services;
•	increasing our audience of college students visiting and interacting on our web properties;
•	increasing our revenues from Internet advertising across all of our media properties;
•	enhancing our media properties to expand the type of information, content, interactive tools and user generated text and video that attracts college students; and
•	expanding into other university-endorsed and “must have” products and services for college students.

E-commerce

For the past few years, we have been focusing on the growth of our software and technology products business. We currently offer academic discounts of up to 80% off retail prices on more than 8,000 name-brand software and other technology products. Software sales to the education market are approximately $3 billion each year. Industry estimates provided by Microsoft Corp., however, are that only about 35% of the eligible individuals (e.g., students, faculty and employees) purchase via academic discount programs. Accordingly, we expect to continue using online and on-campus marketing strategies, our strategic relationships with education-related companies and our strong ties to software and technology manufacturers to expand our product sales in this industry.

Our software and technology products business is tailored to meet the demands of college students for the most attractive and timely products. We offer thousands of technology and related products to our customers throughout the year and typically vary the product selection according to a variety of factors, such as seasonality, buying patterns, new product introductions, holidays, media promotions, etc. Our goal is to provide our customers with convenience and attractive pricing as an integrated part of, and within, their online experience. We have the ability to provide our customers with access to tens of thousands of different products and we focus on providing exactly those products college students are most likely to want to purchase.

Approximately 70% of the products sold are ordered through our www.CampusTech.com website, and a series of “micro sites” (personalized websites for specific organizations) within the www.CampusTech.com domain. Orders received online are reviewed internally for academic eligibility and, once verified, typically are shipped through third parties on our behalf. Wholesalers deliver the products(s) to our customers in boxes branded for CampusU. Our customers reach out to us at our toll-free number for order status and delivery information. All returns are handled directly by us, with return rates being immaterial.

In addition, we have been working with and marketing software and other technology products directly to educational institutions through our direct sales force. In many cases, our relationships with educational institutions support and often directly lead to sales of software and technology products to college students. We currently have dozens of websites that are co-branded with an educational institution, each containing our name and logo, which have generated sales and expanded our brand name within the academic community. The sales process for direct sales is identical to orders placed online. We procure products through wholesalers who may deliver products on our behalf. Returns are also immaterial for institutional purchases, and are handled internally by us. In 2006, more than 2,250 institutions of higher education purchased products from us. We will continue to expand and further our relationships with educational institutions to support our strategy of increasing our virtual presence and touch points on college campuses.

In our commerce business, we take advantage of our experience and expertise in marketing to college students and our core capability of verifying their academic status. We also take advantage of the seamless capabilities of the internet and use our relationships with major distributors in order to hold little or no inventory.

Marketing Programs and Internet Advertising

We are developing new, non-traditional marketing programs for advertisers that incorporate our core capability of providing academic discounts, which we believe creates a very attractive and compelling marketing message to college students. In fact, according to a September 2006 survey conducted by Burst Media, “better price” is the most important factor influencing a brand switch among college students. We can deliver a wide range of promotional offers to college students incorporating a better price and we can verify that only the targeted customers have received the promotion. We also can deliver promotional offers to only those college students who meet certain defined parameters and attributes, such as geographic location, class year, and areas of interest.

We expect that advertisers will seek to take advantage of the positive impact of viral and word of mouth marketing. When college students buy a name-brand product they may not have otherwise bought because they have received an academic discount, i.e., a better price, we believe they will talk about it, show it to their friends, and describe when, where and how they bought it. College students can create viral impact that we believe can result in additional sales of that product and that brand. In fact, a recent independent study stated that 91% of students say they pay more attention to word of mouth advertising than any other from of advertising.

With our strategy of providing products and services to college students at better prices, we believe our marketing programs likely will provide advertisers the ability to reach college students and encourage their brand loyalties and long-term buying habits. We now are focusing our efforts to develop marketing programs in the following industries, which typically offer products and services at costs higher than most college students can afford:

•	sports;
•	travel and hospitality;
•	entertainment;

•	financial services;
•	luxury goods; and
•	lifestyle goods.

As we develop, launch and expand our initial community and content sites, www.CampusU.com, www.CampusFlix.com and www.LazyStudents.com, we will be increasing our media and e-commerce presence on the Internet.

We expect that these initiatives will allow us to increase our revenues from Internet advertising as well as more extensive, multi-channel marketing programs.

University-Endorsed Products and Services

We also are expanding our relationships with educational institutions so that we are able to work with them to offer college students a variety of products and services. Generally, these products and services are considered by college students to be endorsed by the institution or an important part of their college experience. They have high rates of usage and lower customer acquisition costs. Moreover, because they are used by college students on a regular basis, and at predictable times and/or in predictable patterns, they provide an excellent source of traffic for Internet advertising and promotions. Much as we already have partnered with dozens of educational institutions to provide co-branded websites to promote product purchases, we believe we will be able to partner with educational institutions to provide many of these other products and services, including:

•	e-portfolios;
•	college roommate matching;
•	dorm insurance;
•	foreign student clearinghouses;
•	college-accredited student travel; and
•	career mentoring and counseling; among others.

Growing Our Business

We expect to generate revenues through: (i) e-commerce, (ii) marketing programs and (iii) Internet advertising.

We will seek to increase our e-commerce-based revenues by:

•	increasing our academic discount sales in our core software and technology products business by expanding into new marketing partnerships and marketing strategies;
•	expanding the breadth of our academic discount product offerings by increasing our sales efforts with new manufacturers; and
•	enhancing and diversifying our merchandising businesses to include a variety of seasonal, popular and “hot” products.

We expect to launch our marketing programs in 2007 and then seek to increase our marketing program revenues by:

•	developing marketing programs that provide academic discount products on a promotional basis to advertisers focused on the college student market;
•	providing advertisers and corporations with new, non-traditional channels for viral and word of mouth marketing on college campuses; and
•	recruiting an experienced advertising sales team to grow sales nationally with advertisers interested in non-traditional marketing strategies.

We expect to increase our Internet advertising revenues by:

•	expanding the range and type of information, content, and interactive tools that attract college students, and emphasizing user generated text and video features;
•	developing cross-marketing strategies across our web properties to increase traffic between commerce and media-related activities; and

•	expanding our relationships with key influencers on college campuses, such as student bloggers, musicians, print and radio journalists and community leaders.

We expect to increase our revenues from other products and services by:

•	expanding into other university-endorsed and “must have” products and services for college students, including students, e-portfolios and college roommate matching; and
•	developing strategic relationships with other companies working on the local and community level to provide products and services to college students in order to expand our co-marketing initiatives.

Competition

We operate in a highly competitive environment. Thousands of companies market their products and services to a customer base that includes college students. Many computer companies, such as Apple Computer, among others, provide substantial discounts to the educational market that includes college students. Some companies provide academic discounts to college students only in the limited category of name-brand or educational computer software. A number of companies, including Alloy, Inc., which is a significant stockholder of ours, provide youth marketing and advertising programs focused on college and high school students. Moreover, there are other companies, such as MySpace, Facebook, and YouTube, now owned by Google, Inc., that are seeking a substantial youth audience in order to sell advertising to corporations.

We are not aware of any other company, however, that is seeking to integrate merchandising, marketing and media in order to become an advocate for students and that is working to bring them the products and services they want at prices they can afford to pay. We also are not aware of any other company that is using the Internet to create online communities where college students acquire attractive and needed products and services, share ideas and discoveries, and develop important relationships and skills, and where the business model is based on multiple sources of revenue from the combination of commerce that is supported by content and media and content and media that is supported by commerce.

Intellectual Property

We have developed and streamlined an efficient process for confirming the academic status of our customers. We are able to use, on a case-by-case basis, both real time, instant verification processes and either paper-based or electronic password-based identification authentications. We are working with our advisors and intellectual property counsel to determine what legal protections, if any, may be available for our methods, processes and applications.

We currently own more than 30 Internet domain names relating to college students and the education. We have received a registered trademark for CampusTech and we are in the process of applying for a trademark for CampusU. We expect to continue to acquire Internet domain names that may be useful to our business and we expect to apply for a number of other trademarks relating to our business.

Properties

We lease 5,187 square feet of office space located at 803 Sycolin Road SE, Suite 204, Leesburg, Virginia, 20175 under a lease that expires in June 2010, but is cancelable by us after June 2008. This lease costs approximately $10,000 per month, including taxes, insurance and operating costs. We also lease office space in other locations, including Washington, D.C. and Chicago, Illinois, with an aggregate cost of less than $8,000 per month. In addition, we reimburse our Executive Chairman or his affiliates $2,000 per month for approximately 450 square feet of office space in Washington, D.C. We are also planning to open an office in New York City in 2007.

We expect our current office space will meet our needs for at least the next one to two years, at which time we will need to increase our office space at or near our current main location in Leesburg, Virginia.

Employees

We had 38 full-time employees as of August 8, 2007. We have not experienced any work stoppages and consider our relations with our employees to be good. None of our employees are represented by a union.

Legal Proceedings

There are no material legal proceedings currently pending or, to our knowledge, threatened against us.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our executive officers, key employees, and directors as of August 8, 2007:

Name	Age	Position
Executive Officers and Key Employees:
Michael Faber	48	Executive Chairman and Chairman of the Board and Secretary
Robert S. Frank	48	President and Chief Executive Officer
Christopher Eimas	37	Chief Financial Officer and Treasurer
Susan Hogan	48	Vice President, Marketing and Sales*
Andrew (Drew) Fredrick	38	Vice President, Operations*
Ramendra Singh	32	Director, Business Development*
Non-Employee Directors:
Glenn A. Bergenfield	54	Director
Mary Dridi	46	Director
Richard M. Graf	49	Director

*	Key employees.

Executive Officers and Key Employees

Michael Faber has served as our Chairman and Secretary since 1999 and as our Executive Chairman of our Board of Directors since January 2005. From June 2004 to July 2005, Mr. Faber served as a director of Secured Services, Inc., a wireless technology services company. Since July 1999, Mr. Faber has been President of NextPoint Management Company, Inc., an investment management company, and general partner of the NextPoint Partners II, L.P. and NextPoint Partners, L.P. venture capital funds. Mr. Faber has more than 15 years of experience as a principal in approximately 100 venture capital and private equity investments. Since 1990, Mr. Faber has served as a director and/or lead shareholder of more than two dozen private companies, including webMethods, Inc., XtremeSpectrum, Inc., Covelight Inc., ZonaFinanciera, Inc. and Information Markets Corp. From 1996 to 1998, Mr. Faber served as managing general partner of Walnut Growth Partners, L.P., a venture capital fund, and, from 1990 to 1996, he served as vice president and secretary of Walnut Capital Corp., an investment management company. From 1998 to 2000, Mr. Faber was of counsel to the law firm Mintz Levin Cohn Ferris Glovsky and Popeo P.C. He also was an attorney with Arnold & Porter and a senior consultant to the Advisory Board, a research and consulting company. He is a director or advisor to a number of non-profit organizations, including Winning Workplaces, Inc., Global Goods Partners, Inc. and the Synapse Market Access Fund. In June 1980, Mr. Faber received a B.A. from the State of University of New York at Albany. In June 1987, Mr. Faber received a J.D., with honors, from the University of Chicago Law School. Mr. Faber also attended The Johns Hopkins University School of Advanced International Studies from 1980 to 1982.

Robert S. Frank has served as our President and Chief Executive Officer since June 1999. In his capacity as President and Chief Executive Officer, he has had primary responsibility for our overall business strategy, investor relations, finances, marketing, human resources, and industry partnerships and alliances. From September 1983 to July 1990, Mr. Frank was an attorney at the New York City law firms of Weil, Gotshal & Manges and Rosenman & Colin. From July 1990 to January 1995, he served as General Counsel and Secretary of BLOC Development Corporation in Miami, Florida, a real estate development company. Mr. Frank served as counsel to several software, telecommunications, and financial advisory firms between January 1995 and June 1999, including F3 Software Corporation, MCI Communications Corp., and the Hamilton Securities Group, an investment management company. In 1986, he was the producer of Inside the PGA Tour, the weekly golf highlight show on ESPN. In 1993, Mr. Frank co-founded Working Capital Florida, a micro-enterprise lending organization in Miami, Florida, and he served as a director until September 1997.

Mr. Frank received a B.S. in Economics in May 1980 from the Wharton School of the University of Pennsylvania, and he received a J.D. in May 1983 from the New York University School of Law.

Christopher Eimas has served as our Chief Financial Officer and Treasurer since March 2006. From February 2002 until February 2006, Mr. Eimas served as controller in Time Warner AOL’s new products division, responsible for multiple businesses including AIM, AOL Mobile, Mapquest.com, Netscape.com and Tegic Communications. From February 1999 to March 2002, Mr. Eimas worked as Treasury and Finance Director for VIA NET.WORKS, Inc., an internet service provider, where he helped to manage the firm’s initial public offering on NASDAQ and a number of significant financings and acquisitions. From 1997 to 1999, he was a Financial Analyst at MCI. From 1993 to 1997 he served as a Consultant at Price Waterhouse. In May 1992. Mr. Eimas received a B.A. from Grinnell College. In May 1994, Mr. Eimas received an M.S. from Georgetown University. In August 2005, Mr. Eimas received an M.B.A. from the Robert H. Smith School of Business at the University of Maryland.

Susan Hogan has served as our Vice President, Marketing and Sales, since June 2005. From October 2004 to June 2005, Ms. Hogan served as our Director of Marketing. Ms. Hogan has responsibility for directing our marketing and sales activities, including all print, email, website, and trade show activities, managing our inside sales team, and managing our relationships with our software and hardware vendors. From January 2001 until September 2004, Ms. Hogan worked as a Senior Marketing Account Executive for Technology Resource Center, Inc., an educational marketing company. In June 1977, Ms. Hogan graduated from Driscoll High School in Addison, Illinois.

Andrew (Drew) Fredrick has served as our Vice President, Operations, since September 2006. From April 2004 to August 2006, Mr. Fredrick served as Senior Director, Virtual Business Operations, Sprint Nextel Corporation, and was responsible for business, technology, and financial operations of the Virtual Business group, a collection of telesales, websales and online authorized resellers. Prior to that, from May 1999 to April 2004, Mr. Fredrick served as a Director of the Y2K program, as well as Director of IT Engineering & Finance Systems, at Sprint Nextel Corporation, where he developed, implemented and supported custom and off-the-shelf systems across a user base of more than 5000 employees. Mr. Fredrick also served as a Senior Manager of IT, managing Oracle Financials systems and building data warehouse applications. Mr. Fredrick also served as a PeopleSoft ERP Consultant with Technology Solutions Company from March 1997 to December 1997 and, from 1992 to 1997, as a Manager of Development Information Services with Public Broadcasting Service. Since April 2003, Mr. Fredrick has been a director of Practical Technologies, Ltd., a private company co-owned by an immediate family member, which serves as one of several staffing companies providing resources to CampusU. Mr. Fredrick received a B.A. from Lawrence University in June 1991 and an M.S. from The American University in January 1997.

Ramendra Singh has served as our Director, Business Development, since December 2006. From August 2005 until December 2006, Mr. Singh worked as a General Manager of subscription based security products at Time Warner AOL, where he was responsible for growing the non-access customer base, launching new products, building strategic alliances and partnerships, and developing new markets. From December 2002 until August 2005, Mr. Singh held various management positions at Nextel, responsible for business, technology and marketing operations. From July 1999 until December 2002, Mr. Singh served as Product Manager and Lead Consultant for Cysive, Inc. Mr. Singh also worked at IBM Global Services, India, as a Business Analyst and Lead Consultant. In May1996, Mr. Singh received a B.S. in Computer Science from the Institute of Technology in India. In December 2005, Mr. Singh received an M.B.A. from the Robert H. Smith School of Business at the University of Maryland.

Non-Employee Directors

Glenn A. Bergenfield has served as a member of our Board of Directors since June 2006. Mr. Bergenfield has been a practicing trial lawyer in New Jersey since 1983, specializing in legal and professional malpractice and other complex commercial litigation in both state and federal courts. He is certified by the Supreme Court of New Jersey as a Civil Trial Attorney. Mr. Bergenfield is a frequent lecturer for the American Bar Association, Association of Trial Lawyers of America, New Jersey State Bar Association and the New Jersey Institute of Continuing Legal Education in the areas of Civil Trial Procedure, Legal Ethics and First-Party Insurance Law. He also has lectured at Yale Law School on legal ethics and torts. He has been named as a Super Lawyer in 2005 and 2006. Prior to private practice, Mr. Bergenfield served as Deputy Attorney General in New Jersey, Assistant General Counsel for the U.S. Commission on Wage and Price Stability, and Litigation Attorney for the U.S. Federal Trade Commission. He also taught at the University of Arkansas School of Law. In 1974, Mr. Bergenfield received his B.A. from Sarah Lawrence College and, in 1978, received a J.D. from the University of Oregon School of Law. Mr. Bergenfield has been a director and co-founder of five public companies including Aquacell Technologies, Inc. He lives in Bucks County, Pennsylvania.

Mary Dridi has served as a member of our Board of Directors since March 2007. Prior to that time, Ms. Dridi served on our Advisory Board since October 2006. From October 2005 to November 2006, Ms. Dridi served as the Chief Financial Officer of buySAFE, Inc., a company which provides safe online shopping environments and offers surety bonds to provide broad protection for individual buyers from online transaction risks. She has been on the Advisory Board for buySAFE since November 2006. From May 1998 to May 2005, Ms. Dridi served as Chief Financial Officer, Executive Vice President and Treasurer of webMethods, Inc., a leading provider of business integration and optimization software, where she helped manage the company’s initial public offering and its rapid growth to $200 million in revenue. From 1991 until 1998, Ms. Dridi served as Vice President of Finance for SRA International, Inc., an information technology services company, Director of Finance for Geostar, a telecommunications company, from 1988 to 1991, and as an auditor for KPMG from 1983 to 1988. In June of 2002, Ms. Dridi was named CFO of the Year by the Northern Virginia Technology Council (NVTC), the Maryland Tech Council and the DC Tech Council. From 2002 until 2004, she served on Virginia Governor Mark Warner’s Advisory Council on Revenue Estimates. In 1983, Ms. Dridi received a B.A. in Commerce, with a concentration in Accounting, from the University of Virginia’s McIntire School of Commerce.

Richard M. Graf has served as a member of our Board of Directors since June 2006. Since April 2007, Mr. Graf has been a partner in the Washington, D.C. office of Duane Morris LLP, an international law firm with more than 650 attorneys, specializing in corporate transactions and securities matters. Prior to that, Mr. Graf was a partner in the Washington, D.C. office of Katten Muchin Rosenman LLP, a national law firm with more than 600 attorneys, from October 2002 until April 2007. From November 1998 until October 2002, he was a partner in the Business and Finance practice of the Washington, D.C. office of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. Prior to that, he served as co-founder, Chief Operating Officer and General Counsel for SSE Capital, L.L.C., a hedge fund manager, and an associate and partner in the Corporate and Real Estate Groups of the law firm of Arnold & Porter. Mr. Graf is admitted to practice in New York and the District of Columbia. In June 1979, he received his B.A. and, in December 1980, his M.A. from the University of Chicago. In May 1984, Mr. Graf earned a J.D., cum laude, from Boston College Law School.

Board of Directors

Board Composition

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of this offering provide that the authorized number of directors may be changed only by resolution of the Board of Directors. We currently have five directors. In accordance with our amended and restated certificate of incorporation and amended and restated bylaws, immediately upon the closing of this offering, our Board of Directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders commencing with the meeting in 2008, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. The term of office of the first class of directors, Class I, consisting of Richard M. Graf, will expire at our first annual meeting of stockholders immediately following the initial classification of the Board of Directors. The term of office of the second class of directors, Class II, consisting of Glenn A. Bergenfield and Mary Dridi, will expire at the second annual meeting of stockholders immediately following the initial classification of the Board of Directors. The term of office of the third class of directors, Class III, consisting of Michael Faber and Robert S. Frank, will expire at the third annual meeting of stockholders immediately following the initial classification of the Board of Directors.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with CampusU, either directly or indirectly. Based on this review, the board has determined that the following directors are “independent directors” as defined by Nasdaq and Rule 10A-3 of the Exchange Act: Messrs. Graf, Bergenfield and Ms. Dridi.

Committees of the Board of Directors

Our Board of Directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit committee. Our audit committee is composed of Ms. Dridi (Chairman) and Messrs. Graf and Bergenfield. Each member of our audit committee satisfies the current independence standards promulgated by the SEC and by Nasdaq, as such standards apply specifically to members of audit committees. All members of our audit committee are also financially literate under the current listing standards of the Nasdaq, and our Board of Directors has determined that Ms. Dridi qualifies as the “audit committee financial expert,” as such term is defined by the SEC. Our audit committee is authorized to:

•	approve and retain the independent registered public accounting firm to conduct the annual audit and quarterly reviews of our books and records;
•	review the proposed scope and results of the audit;
•	review and pre-approve the independent registered public accounting firm’s audit and non-audit services rendered;
•	review accounting and financial controls with the independent registered public accounting firm and our financial and accounting staff;
•	review and approve transactions between us and our directors, officers and affiliates;
•	recognize and prevent prohibited non-audit services;
•	establish procedures for complaints received by us regarding accounting matters;
•	oversee internal audit functions; and
•	prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

Compensation committee. Our compensation committee is composed of Mr. Bergenfield (Chairman), Ms. Dridi and Mr. Graf. All members of the compensation committee qualify as independent under the current definition promulgated by Nasdaq. Our compensation committee is authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our Chief Executive Officer;
•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;
•	approve and oversee reimbursement policies for directors, executive officers and key employees;
•	administer our stock incentive plan;
•	review and discuss the compensation discussion and analysis prepared by management to be included in our annual report, proxy statement or any other applicable filings as required by the SEC; and
•	prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

Nominating and governance committee. Our nominating and governance committee is composed of Messrs. Graf (Chairman), Bergenfield and Ms. Dridi. All members of the nominating and governance committee qualify as independent under the current definition promulgated by Nasdaq. Our nominating and governance committee is authorized to:

•	identify and nominate members of the Board of Directors;
•	develop and recommend to the Board of Directors a set of corporate governance principles applicable to our company;
•	review and maintain oversight of matters relating to the independence of our board and committee member, in light of the independence standards of the Sarbanes-Oxley Act of 2002 and the rules of the Nasdaq Stock Market, Inc.; and
•	oversee the evaluation of the Board of Directors and management.

Corporate Code of Conduct and Ethics

We have adopted a corporate code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of Nasdaq Stock Market, Inc.

Advisory Board

We also have established an Advisory Board that is designed to provide advice and assistance to us in our strategic planning of our operations and growth. None of the advisors are our employees or members of our Board of Directors. Our advisors enter into Advisory Board Agreements in connection with their services. For their services, our advisors receive an option to purchase 6,006 shares of our common stock, having an exercise price equal to the fair market value at the time of grant. Such option shall vest 50% on the date of grant and 25% on each of the first and second anniversary of the date of grant. Our Board of Directors may, in its sole discretion, determine to grant additional options to the advisors relating to other services that may be provided to us by the advisors. The advisors have no formal rights or duties as special advisors and have no formal obligations to us. The Advisory Board Agreements are for an initial term of two years and may be terminated by either party on 10 days prior written notice without any further obligation or liability. Our Advisory Board members are as follows:

Julius Genachowski has served on our Advisory Board since February 2007. Currently, Mr. Genachowski serves as Special Advisor to General Atlantic, a global private-equity firm. He founded Rock Creek Ventures, an advisory and investment firm focusing on digital media, communications and commerce. Previously, Mr. Genachowski was Chief of Business Operations, General Counsel and a member of the Office of the Chairman at IAC/InterActiveCorp (Nasdaq: IACI). In addition, Mr. Genachowski also has served as Chief Counsel to Chairman Reed Hundt and Special Counsel to General Counsel William E. Kennard, of the U.S. Federal Communications Commission; law clerk to Justices David H. Souter and William J. Brennan, Jr., of the U.S. Supreme Court; and on the staffs of then - Rep. Charles Schumer and the U.S. House of Representatives Iran-Contra Committee. Mr. Genachowski has served on the board of directors of public companies, including Expedia, Ticketmaster and Website Pros, and private companies including The Motley Fool, Beliefnet, and Truveo. Mr. Genachowski received his B.A. from Columbia College and his J.D. from Harvard Law School.

Jason Harinstein has served on our Advisory Board since October 2006. Mr. Harinstein is currently a Principal and a member of the Corporate Development team at Google, Inc. where he works with the company’s product groups to identify and execute strategic acquisition opportunities. Previously, Mr. Harinstein was an Associate on the Internet equity research team at Deutsche Bank Securities, Inc. where he covered Internet advertising, online search, eCommerce and video game companies. He has also served as a strategy consultant at iXL, Inc. an Internet-solutions company (now, aQuantive, Inc.). Mr. Harinstein received a B.A. from Northwestern University and an M.B.A., with honors, from The University of Chicago Graduate School of Business.

James W. MacIntyre, IV has served on our Advisory Board since October 2006. Mr. MacIntyre currently serves as the Chief Executive Officer of Visual Sciences, Inc., a digital marketing and analytics solutions company that improves online marketing, sales and business operations. The company offers web analytics, site search, web content management, keyword bid management and, through its subsidiary Visual Sciences, LLC, provides streaming data analysis and visualization software. Previously, Mr. MacIntyre served as a founder, Chief Executive Officer, General Partner, and/or Director of Technology, for a variety of software, telecommunications and financial service companies, including Visual Sciences, Inc., various Cisneros family held companies, Comprehensive Data Systems, Inc., OneSoft Corporation, Computer and Communications Services, Inc., Together Networks, Inc. and NextPoint Partners. Mr. MacIntyre received a B.A. from the University of Vermont, with honors.

Neil Vogel has served on our Advisory Board since October 2006. Mr. Vogel currently serves as Chief Executive Officer and co-founder of Recognition Media, LLC, a leading producer of advertising and media industry awards shows and recognition programs. Recognition Media operates major international creative and marketing awards competitions, including the Webby Awards, the CLIO Awards, the Davey Awards and the Communicator Awards. Previously, Mr. Vogel served as an Officer of Alloy, Inc., a targeted direct marketing and media company for the teen and college market. He served as a key member of the Alloy management team that grew Alloy’s business from a start-up in 1998 to over $300 million in revenues and over $30 million in EBIT in 2002, raised more than $275 million, and executed and integrated 21 acquisitions with an aggregate value of over $300 million. Mr. Vogel has also served as Vice President in the investment banking group at Ladenburg Thalmann and Co. focusing on the media, consumer and leisure industries. Mr. Vogel received a B.S. from the Wharton School of Business at the University of Pennsylvania.

Stephen Joel Trachtenberg served as president of The George Washington University from 1988 to 2007. Previously, he was president of the University of Hartford, vice president and dean of the College of Liberal Arts at Boston University, special assistant to the U.S. Education Commissioner, Department of Health, Education and Welfare, and an aide to Congressman John Brademas. Mr. Trachtenberg has served on the boards of numerous nonprofit organizations and civic associations, including the Southeastern Universities Research Association, the District of Columbia Chamber of Commerce, the Atlantic 10 Conference Presidents Council, the Greater Washington Board of Trade, the D.C. Federal City Council, and the Urban League of Greater Washington, among others. He chairs the Rhodes Scholarships Selection Committee for Maryland and the District of Columbia, is a member of the Council on Foreign Relations, director of the Chiang Chen Industrial Charity Foundation in Hong Kong, and a trustee of Al-Akhawayn University in Morocco. Mr. Trachtenberg also has received numerous honors and honorary degrees, including the Albert B. Sabin Institute Humanitarian Award, “Washingtonian of the Year 2000” from Washingtonian Magazine the “Grand Officier Du Wissam Al Alaoui” by King Mohammed VI of Morocco, and the Order of St. John of Jerusalem, Knight Grand Cross for Distinguished Service to Freemasonry and Humanity. Mr. Trachtenberg received a B.A. from Columbia University, a M.P.A from Harvard University, and a J.D. from Yale Law School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The primary objectives of the compensation committee of our Board of Directors with respect to executive compensation are to attract, retain, and motivate the best possible executive talent. The focus is to tie short and long-term cash and equity incentives to achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee has maintained, and expects to further implement, compensation plans that tie a substantial portion of executives’ overall compensation to our operational performance. As identified below, in support of this compensation philosophy, we believe our compensation policies provide a proper balance for allocating between long term and currently paid out compensation.

Management develops our compensation plans by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the e-commerce and Internet marketing and advertising services industry. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks because these companies have similar organizational structures and tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from those companies that have a similar number of employees as our company. We will seek to engage, when appropriate, experienced consultants to help us analyze these data and to compare our compensation programs with the practices of the companies represented in the compensation data we review.

Based on management’s analyses and recommendations, the compensation committee has approved a pay-for-performance compensation philosophy, which is intended to bring base salaries and total executive compensation in line with the fiftieth to seventy-fifth percentile of the companies that are similar in the compensation data we review.

We work within the frame work of this pay-for-performance philosophy to determine each component of an executive’s initial compensation package based on numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;
•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;
•	the demand for individuals with the individual’s specific expertise and experience at the time of hire;
•	performance goals and other expectations for the position;
•	comparison to other executives within our company having similar levels of expertise and experience; and
•	uniqueness of industry skills.

The compensation committee also has commenced the implementation of an annual performance management program, under which annual performance goals are determined and set forth in writing at the beginning of each calendar year for the corporation as a whole, each corporate department, and each executive employee. Annual corporate goals are proposed by management and approved by our Board of Directors at the end of each calendar year for the following year (or at the early part of the new year if circumstances so require). These corporate goals target the achievement of specific operational and financial milestones. Annual department and individual goals focus on contributions which facilitate the achievement of the corporate goals and are set during the first quarter of each calendar year. Department goals are proposed by each department head and approved by the Chief Executive Officer. Individual goals are proposed by each employee and approved by his or her direct supervisor. The Executive Chairman and the Chief Executive Officer approve the goals proposed by our other executive officers. The goals of each of the Executive Chairman, Chief Executive Officer and Chief Financial Officer are approved by the compensation committee of the board. Annual salary increases, annual bonuses, and annual stock option awards granted to our employees are tied to the achievement of this corporate, department, and each individual’s performance goals.

We perform an interim assessment of the written goals in the third quarter of each calendar year to determine individual, department and corporate progress against the previously established goals and to make any adjustments to the goals for the remainder of the year based on changing circumstances.

During the first calendar quarter, we evaluate individual, department, and corporate performance against the written goals for the recently completed year. Consistent with our compensation philosophy, each employee’s evaluation will begin with a written self-assessment, which is submitted to the employee’s supervisor. The supervisor then prepares a written evaluation based on the employee’s self-assessment, the supervisor’s own evaluation of the employee’s performance, and input from others within the company. This process leads to a recommendation for annual employee salary increases, annual stock option awards, and bonuses, if any, which is then reviewed and approved by the compensation committee. In the case of the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer, their individual performance evaluations are conducted by the compensation committee, which determines their compensation changes and awards. For all employees, including our executive officers, annual base salary increases, annual stock option awards, and annual bonuses, to the extent granted, are implemented during the first calendar quarter of the year, unless otherwise directed by the compensation committee or the Board of Directors.

Compensation Components

The components of our compensation package are identified below. We determine the amount of each element of compensation by employing a number of different factors. First, we use the executive's salary, or compensation under the employment agreement, as a benchmark to begin our analysis. Then, we review market trends in business generally, and in our industry in particular, to help determine the appropriate compensation level to satisfy our corporate compensation philosophy and goals relative to cash and equity based compensation. We also review an individual's proposed compensation relative to his peers in our company.

Finally, as appropriate, we may employ the services of compensation consultants to obtain an expert opinion in these matters, particularly when making large equity grants to its employees.

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and their prior relevant background, training and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for such executives at the time of hire. As with total executive compensation, we believe that executive base salaries should generally target the fiftieth to seventy-fifth percentile of the range of salaries for executives in similar positions and with similar responsibilities in the companies that are similar to us represented in the compensation data we review. An executive’s base salary is also evaluated together with other components of the executive’s other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Base salaries are reviewed annually as part of our performance management program and increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. If necessary, we also realign base salaries with market levels for the same positions in the companies that are similar to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an employee’s role or responsibilities.

Annual Bonus

Our compensation program includes eligibility for an annual performance-based cash bonus in the case of all executives and many non-executive employees. The amount of the cash bonus depends on the level of achievement of the stated corporate, department and individual performance goals, with a target bonus generally set as a percentage of base salary. Currently, all employees, other than our Executive Chairman, Chief Executive Officer and Chief Financial Officer, are eligible for annual performance-based cash bonuses in amounts up to 30% of their base salaries, as set forth in their written performance reviews. As provided in their employment agreements, our Executive Chairman, Chief Executive Officer, and Chief Financial Officer are eligible for annual performance-based bonuses, the amount of which, if any, is determined by our Board of Directors or the compensation committee in their sole discretion.

Long-Term Incentives

We believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our executives and employees in equity-based awards. Our 2007 Equity Incentive Plan allows the grant to employees of stock options, restricted stock and other equity-based awards. We typically make an initial equity award of stock options to new employees and annual equity grants as part of our overall compensation program. An option committee, which consists of the Executive Chairman and the Chief Executive Officer, each as appointed by our Board of Directors, is currently authorized to make initial equity grants within certain parameters, beyond which compensation committee approval is required. Annual grants of options to all of our employees are approved by the compensation committee. All equity awards to our executives will be approved by the compensation committee or our Board of Directors.

Initial stock option awards. Executives who join us are awarded initial stock option grants. These grants have an exercise price equal to the fair market value of our common stock on the grant date and a four (4) year vesting schedule of 25% on the first anniversary of the date of hire and either quarterly or annually thereafter for the next three (3) years. The amount of the initial stock option award is determined based on the executive’s position with us and analysis of the competitive practices of the companies similar in size to us represented in the compensation data that we review. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time. The amount of the initial stock option award also is reviewed in light of the executive’s base salary and other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Restricted stock awards. In the future, we may make grants of restricted stock to executives and certain high ranking non-executive employees to provide additional long-term incentive to build stockholder value. Restricted stock awards are made in anticipation of contributions that will create value in the company and are subject to a lapsing repurchase right by the company over a period of time. Because the shares have a defined value at the time the restricted stock grants are made, restricted stock grants are often perceived as having more immediate value than stock options, which have a less calculable value when granted. However, we generally grant fewer shares of restricted stock than the number of stock options we would grant for a similar purpose.

Annual stock option awards. Our practice is to make annual stock option awards as part of our overall performance management program. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. We intend that the annual aggregate value of these awards will be set near competitive levels for companies represented in the compensation data we review. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive’s or non-executive employee’s compensation is conducted when determining annual equity awards to ensure that an executive’s or non-executive employee’s total compensation conforms to our overall philosophy and objectives. A pool of options is reserved for executives and non-executive employees based on setting a target grant level for each employee category, with the higher ranked employees being eligible for a higher target grant.

Conclusion

Our compensation policies are designed to attract, retain and motivate both our executives and all our employees and ultimately to reward them for outstanding individual and corporate performance.

Summary Compensation Table

The following table shows the compensation paid or accrued during the fiscal year ended December 31, 2006 to (1) our Chief Executive Officer, (2) our Chief Financial Officer and (3) our most highly compensated executive officer, other than our Chief Executive Officer and our Chief Financial Officer, who earned more than $100,000 during the fiscal year ended December 31, 2006. As such individuals did not exist during and at the end of the fiscal year ended December 31, 2006, this table does not include two other most highly compensated executive officers and no additional executives who would have been among the three most highly compensated executive officers, other than our Chief Executive Officer and our Chief Financial Officer, except for the fact that they were not serving as executive officers of the Company as of the end of December 31, 2006.

Name and Principal Position	Year	Salary($)	Bonus($)		Option Awards($)(1)	All Other Compensation($)		Total ($)
Mr. Robert S. Frank, Chief Executive Officer and President(2)	2006	$174,231	$25,000	(3)	$110,370	$8,100	(4)	$433,579
Mr. Christopher M. Eimas, Chief Financial Officer(5)	2006	$115,385	$25,000	(3)	$70,480	0		$402,472
Mr. Michal Faber, Executive Chairman	2006	$192,308	0		0	0		$192,308

(1)	See Note 1 to our Financial Statements included herein for the fiscal year ended December 31, 2006 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”
(2)	Mr. Frank commenced employment in June 1999.
(3)	Discretionary bonus for performance during the fiscal year ended December 31, 2006 and paid in May, 2007.
(4)	This amount is comprised of: (a) $5,000 paid to Mr. Frank in March, 2006 as a retroactive salary increase; and (b) $3,100 paid to Mr. Frank in October, 2006 as unused compensatory time in lieu of paid vacation time.
(5)	Mr. Eimas commenced his employment with us on March 13, 2006.

Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that we made during the fiscal year ended December 31, 2006 to each of the executive officers named in the Summary Compensation Table, other than Mr. Faber who did not receive any stock options during the fiscal year ended December 31, 2006.

Name	Grant Date	Approval Date	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1) ($)
(a)	(b)		(j)	(k)	(l)
Mr. Frank	1/1/06	1/2/06	105,105	1.3320	$251,248
Mr. Eimas	3/27/06	6/30/06	75,075	2.8305	$161,389
	9/15/06	10/6/06	60,060	2.8305	$125,698
Mr. Faber	—	—	0	0	0

(1)	The fair value of these grants was determined under Statement of Financial Accounting Standard No. 123(R), “Share-Based Payments.”

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2006, to each of the executive officers named in the Summary Compensation Table, other than Mr. Faber who did not have any stock options outstanding at fiscal year end.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)		(e)	(f)
Mr. Frank	26,276	78,829	(1)	1.3320	1/1/2016
	112,613	0		1.3320	6/17/2009
	112,613	0		1.3320	2/1/2010
	225,225	0		1.3320	6/17/2010
Mr. Eimas	18,769	56,306	(2)	2.8305	3/27/2016
	0	60,060	(3)	2.8305	9/15/2016

(1)	26,276 options vest on each of January 1, 2007 and 2008 and 29,560 options vest on January 1, 2009.
(2)	18,769 options vest on each March 27, 2007, 2008 and 2009.
(3)	15,015 options vest on each of September 15, 2007, 2008, 2009 and 2010.

Aggregate Option Exercises in December 31, 2006 and Year-End Option Values

During the fiscal year ended December 31, 2006, none of the executive officers named in the summary compensation table above had exercised any of the options held by them.

Director Compensation

Non-employee directors are entitled to receive a fee of $5,000 annually, payable in arrears, and an option grant of 15,015 shares, with 25% vesting immediately and the balance vesting on the anniversary of the date of grant in equal installments over a three-year period.

The following table shows the compensation received by all of our directors for the fiscal year ended December 31, 2006. Our employee directors, Messrs. Faber and Frank, did not receive any compensation for their services as a director during the fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Total ($)
(a)	(b)	(d)	(h)
Mr. Faber	0	0	0
Mr. Frank	0	0	0
Mr. Bergenfield	2,500(2)	8,371(3)	10,871
Ms. Dridi(4)	0	0	0
Mr. Graf	2,292(2)	8,371(5)	10,663

(1)	See Note 1 to our Financial Statements included herein for the fiscal year ended December 31, 2006 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”
(2)	Earned, not paid.
(3)	As of December 31, 2006, the last day of our fiscal year, there are outstanding options for the purchase of 15,015 shares of common stock, 25% of which vests immediately, the balance of which vests in three equal annual installments on the anniversary of the grant date. The fair value of such option award as of the date of grant is $30,833.

(4)	Ms. Dridi was appointed to the Board in March 2007. Accordingly, she did not receive any compensation for services as a member of the Board of Directors. However, Ms. Dridi did receive during the fiscal year options, valued at $11,920, to purchase 6,006 shares of common stock in connection with her duties as a member of the advisory board, 50% of which have vested as of December 31, 2006, and the balance of which were forfeited because of Ms. Dridi’s resignation from the advisory board to accept a position as a member of our Board of Directors.
(5)	As of December 31, 2006, the last day of our fiscal year, there are outstanding options for the purchase of 15,015 shares of common stock, 25% of which vests immediately, the balance of which vests in three equal annual installments on the anniversary of the grant date. The fair value of such option award as of the date of grant is $30,833.

Employee Benefit Plans

2007 Equity Incentive Plan

In connection with the commencement of our initial public offering, our Board of Directors adopted and our stockholders approved an amendment and restatement of the plan in its entirety in February 2007. Our 2007 Equity Incentive Plan, as amended, was initially approved by our Board of Directors and stockholders in 1999. Under this plan, we may grant incentive stock options, non-qualified stock options restricted and unrestricted stock awards and other stock-based awards. A maximum of 3,003,003 shares of common stock has been reserved for issuance under this plan. As of August 8, 2007, there were options to purchase 1,105,862 shares of common stock outstanding under the plan, none of which have been exercised. Thus, as of August 8, 2007, 1,897,141 shares were available for future grant. The plan expires on February 12, 2017.

Our Board of Directors has authorized our compensation committee to administer our plan. In accordance with the provisions of the plan, the compensation committee will determine the terms of options and other awards, including:

•	the determination of which employees, directors and consultants shall be granted options and other awards;
•	the number of shares subject to options and other awards;
•	the exercise price of each option which generally shall not be less than fair market value on the date of grant;
•	the schedule upon which options become exercisable;
•	the termination or cancellation provisions applicable to options;
•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and
•	all other terms and conditions upon which each award may be granted in accordance with our plan.

No participant may receive awards for more than 600,601 shares of common stock in any fiscal year.

In addition, our Board of Directors or any committee to which the Board of Directors delegates authority may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of our plan.

Upon a merger or other reorganization event, our Board of Directors, or the board of directors of any corporation assuming our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to our plan, as to some or all outstanding awards:

•	provide that all outstanding options shall be assumed or substituted by the successor corporation;
•	terminate unexercised outstanding options immediately prior to the consummation of such transaction unless exercised by the optionee;

•	make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options, to the extent then exercisable at prices not in excess of the merger price, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options; and
•	provide that outstanding awards shall be assumed or substituted by the successor corporation or terminate the award in exchange for a cash payment equal to the difference between the merger price times the number of outstanding awards and the purchase price thereof, if any.

Employment Agreements and Change of Control Arrangements

Upon effectiveness of the public offering, we will have employment agreements with Michael Faber, our Executive Chairman and Chairman of the Board, Robert S. Frank, our President and Chief Executive Officer and Christopher Eimas, our Chief Financial Officer. The employment agreements have a term of two years for Messrs. Frank and Eimas and a term of five years for Mr. Faber. All of the employment agreements have automatic one year extension periods at the end of their respective initial terms, and then continuous one year extensions thereafter, unless otherwise earlier terminated upon 60 days prior written notice by either party prior to expiration of the initial term or the one year extensions.

Michael Faber

Mr. Faber’s employment agreement provides for an annual base salary of $200,000, which base salary is subject to annual review and adjustment by us in our discretion on each anniversary of the date of his employment agreement. Any adjustments shall be at least equal to 75% of the salary provided by us to our Chief Executive Officer for the applicable year. He also is eligible to receive a discretionary bonus for each annual period from the commencement date, as defined in the agreement, of no less than 100% of his base salary, based on such factors as we and Mr. Faber shall agree upon on an annual basis in writing. Mr. Faber is also entitled to receive a cash bonus in the amount of $200,000, less applicable taxes and withholdings, no later than 120 days after a financing transaction, such as a public or private offering, with gross proceeds greater than $10 million. On the commencement date, Mr. Faber shall be awarded equity in the form of options, stock appreciation rights, or restricted stock at our discretion. If we terminate Mr. Faber’s employment without cause, as defined in the agreement, or the agreement is terminated by Mr. Faber for good reason, as defined in the agreement, Mr. Faber will receive the following severance benefits:

•	continued payment of the greater of (a) the annual base salary then in effect for twelve (12) months on a regular payroll basis, or (b) the annual base salary then in effect on a regular payroll basis for the remainder of the agreement term, as defined in the agreement;
•	a single lump sum payment, immediately upon the effective date of the release, for accrued but untaken vacation days;
•	a pro rata portion of any bonus for the year in which termination occurs;
•	immediate vesting and exercisability of his unvested stock options, or other unvested compensatory equity awards, likewise, to the extent restricted stock is granted to Mr. Faber, all restrictions shall lapse upon the date of Mr. Faber’s termination for such event; and
•	for the greater of (a) twelve months from the last day of Mr. Faber’s employment; or (b) the remainder of the agreement term, Mr. Faber shall be entitled to all bonus and benefit programs that we establish and make available to our executive employees including, but not limited to, health care plans, life insurance plans, disability insurance, retirement plans, and all other benefit plans from time to time in effect, and shall provide reimbursement for reasonable business expenses including all reasonable travel expenses including, but not limited to, a $250.00 per night reimbursement for Mr. Faber’s lodgings in a New York City apartment rented by one of his family members, subject to and in accordance with Company policy.

In addition, Mr. Faber’s employment agreement provides that we provide him with an assistant and an office (both subject to his approval), including parking, or, in lieu of the foregoing, we reimburse him for the forgoing on a reasonable basis. We will also reimburse him for all reasonable business and travel expenses including, but not limited to, a $250.00 per night reimbursement for his lodgings in a New York City apartment that is rented by a member of his family.

Mr. Faber’s agreement contains customary confidentiality, non-competition/non-solicitation and indemnification terms.

Robert S. Frank

Mr. Frank’s employment agreement provides for an annual base salary of $225,000. He is also eligible to receive a discretionary bonus for each annual period from the commencement date, as defined in the agreement, of up to 50% of his base salary, based on such factors as we and Mr. Frank shall agree upon on an annual basis in writing. Mr. Frank is also entitled to receive a cash bonus in the amount of $75,000, less applicable taxes and withholdings, no later than 120 days after a financing transaction, such as a public or private offering, with gross proceeds greater than $10 million. On the commencement date, Mr. Frank shall be awarded equity in the form of options, stock appreciation rights, or restricted stock at our discretion. If we terminate Mr. Frank’s employment without cause, as defined in the agreement, or the agreement is terminated by Mr. Frank for good reason, as defined in the agreement, Mr. Frank will receive the following severance benefits:

•	continued payment of the greater of (a) the annual base salary then in effect for twelve (12) months on a regular payroll basis, or (b) the annual base salary then in effect on a regular payroll basis for the remainder of the agreement term, as defined in the agreement;
•	a single lump sum payment, immediately upon the effective date of the release, for accrued but untaken vacation days;
•	a pro rata portion of any bonus for the year in which termination occurs;
•	immediate vesting and exercisability of his unvested stock options, or other unvested compensatory equity awards, likewise, to the extent restricted stock is granted to Mr. Frank, all restrictions shall lapse upon the date of Mr. Frank’s termination for such event; and
•	for the greater of (a) twelve months from the last day of Mr. Frank’s employment; or (b) the remainder of the agreement term, Mr. Frank shall be entitled to all bonus and benefit programs that we establish and make available to our executive employees including, but not limited to, health care plans, life insurance plans, disability insurance, retirement plans, and all other benefit plans from time to time in effect, and shall provide reimbursement for reasonable business expenses including all reasonable travel expenses, subject to and in accordance with our policy.

Mr. Frank’s agreement contains customary confidentiality, non-solicitation and indemnification terms.

Christopher Eimas

Mr. Eimas’ employment agreement provides for an annual base salary of $200,000. He is also eligible to receive a discretionary bonus for each annual period from the commencement date, as defined in the agreement, of up to 50% of his base salary, based on such factors as we and Mr. Eimas shall agree upon on an annual basis in writing. Mr. Eimas is also entitled to receive a cash bonus in the amount of $50,000, less applicable taxes and withholdings, no later than 120 days after a financing transaction, such as a public or private offering, with gross proceeds greater than $10 million. On the commencement date, Mr. Eimas shall be awarded equity in the form of options, stock appreciation rights, or restricted stock at our discretion. If we terminate Mr. Eimas’ employment without cause, as defined in the agreement, or the agreement is terminated by Mr. Eimas for good reason, as defined in the agreement, Mr. Eimas will receive the following severance benefits:

•	continued payment of the greater of (a) the annual base salary then in effect for twelve (12) months on a regular payroll basis, or (b) the annual base salary then in effect on a regular payroll basis for the remainder of the agreement term, as defined in the agreement;
•	a single lump sum payment, immediately upon the effective date of the release, for accrued but untaken vacation days;
•	a pro rata portion of any bonus for the year in which termination occurs;

•	immediate vesting and exercisability of his unvested stock options, or other unvested compensatory equity awards, likewise, to the extent restricted stock is granted to Mr. Eimas, all restrictions shall lapse upon the date of Mr. Eimas’ termination for such event; and
•	for the greater of (a) twelve months from the last day of Mr. Eimas’ employment; or (b) the remainder of the agreement term, Mr. Eimas shall be entitled to all bonus and benefit programs that we establish and make available to our executive employees including, but not limited to, health care plans, life insurance plans, disability insurance, retirement plans, and all other benefit plans from time to time in effect, and shall provide reimbursement for reasonable business expenses including all reasonable travel expenses, subject to and in accordance with our policy.

Mr. Eimas’ agreement contains customary confidentiality, non-solicitation and indemnification terms.

Limitation of Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We will have in place, upon effectiveness of this offering, director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act of 1933. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. In addition, we have entered into indemnification agreements with each of our directors and executive officers. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the transactions we have engaged in since January 1, 2003 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates. The number of shares have been adjusted to reflect the one-for-3.33 reverse stock split that we expect to implement prior to the effective date of this offering so that we may attain the minimum bid price required under the listing standards of the Nasdaq Capital Market.

On June 1, 2000, Michael Faber, our Executive Chairman, purchased $50,000 in Series A Preferred Stock. The Series A preferred stock accrued dividends at 8.0% per annum and was convertible into common stock at $2.664 per share, and it also contained weighted anti-dilution protection. No dividends were ever declared or paid to our Executive Chairman. We redeemed the Series A preferred stock, without interest or dividends, for $50,000 in December 2006.

On December 18, 2000, we entered into a three year, 15% Convertible Note and Warrant Purchase Agreement, or the Note Purchase Agreement, with our Executive Chairman and Plaza Street Holdings, Inc., or PSH, an entity owned and controlled by our Executive Chairman, in the aggregate principal amount of $1,050,000. The Note Purchase Agreement deferred interest until the maturity of the note in December 2003.
In February 2003, we repaid our Executive Chairman the principal amount of $550,000, including accrued interest in the amount of $143,058. On December 18, 2003, we entered into an extension agreement with respect to the Note Purchase Agreement. Our Executive Chairman waived his rights to certain default warrants and penalty interest that had accrued under the Note Purchase Agreement. In connection with this waiver, our Executive Chairman received a warrant to purchase 579,457 shares of our common stock, having an exercise price of $0.00333 per share, which warrant was exercised in September 2005. During February and April 2006, we made two payments in the principal amount of $250,000 each, repaying the $500,000 principal balance that remained.

On June 30, 2006, we issued a secured demand note, payable on demand and bearing interest at the rate of 15% per annum, compounded quarterly, to our Executive Chairman in the amount of $614,572 relating to accrued and unpaid interest dating back to the date of execution of the original Note Purchase Agreement. This demand note is secured by all of our assets. As a result of the issuance of the demand note on June 30, 2006, there are no further amounts outstanding or amounts owed under the other agreements described above.

On January 1, 2001, we entered into a five-year consulting agreement with an affiliate of our Executive Chairman which was subsequently assigned to our Executive Chairman. The agreement required us to pay $200,000 per year. We did not pay any of the fees owed in 2001, 2002, 2003 or 2004. We accounted for these unpaid fees as “accrued liabilities.” On June 1, 2005, our Executive Chairman applied $400,000 of the fees owed him to purchase $400,000 of notes issued on June 1, 2005 as part of a $1.0 million bridge note financing (which included the $400,000 credit applied by our Executive Chairman) that we completed in September 2005. We also issued to our Executive Chairman warrants to purchase an aggregate of 480,480 shares of our common stock having an exercise price of $0.8325 per share in connection with the issuance of the $400,000 note. This $400,000 note was converted by our Executive Chairman into shares of common stock on or about March 3, 2006. On September 27, 2005, we paid our Executive Chairman $200,000 in connection with the consulting agreement. On June 30, 2006, we issued a demand note that bears interest at the rate of 10.0% per annum, compounded quarterly, to our Executive Chairman for $727,341, relating to $400,000 in unpaid fees and accrued and unpaid interest dating back to 2001.

On January 1, 2006, we agreed to reimburse our Executive Chairman or his affiliates for office, secretarial and related office expenses as follows: (1) $2,000 per month for rent; (2) reimbursement for 80% of his secretary’s salary and healthcare benefits through August 31, 2006 and 100% thereafter; and (3) office expenses directly related to our operations. As of November 1, 2006, the secretary being utilized by our Executive Chairman became one of our employees (although we continue to provide reimbursement for her healthcare benefits upon presentation of an invoice). We will continue to reimburse our Executive Chairman or his affiliates for rent and other office-related expenses as set forth above, which terms are now set forth in his employment agreement.

On April 12, 2006, in connection with our private equity financings conducted during January through September 2006, we issued to Smithfield Fiduciary, LLC, one of our principal stockholders, immediately exercisable warrants to purchase 81,529 shares of common stock at an exercise price of $0.0333 per share and immediately exercisable warrants to purchase 132,485 shares of common stock at an exercise price of $2.831 per share. All of the foregoing warrants have an expiration date of April 11, 2011. In addition, we also issued to that stockholder “contingent” warrants to purchase 132,485 shares of common stock at an exercise price of $1.4153 per share, which warrants only become exercisable in the event we do not complete our initial public offering on or before October 11, 2007 and, in such event, will have an expiration date of April 11, 2011.

As of March 31, 2007, we owed $22,000 to a private company, co-owned by the spouse of our Vice President, Operations, for temporary staffing services. Our Vice President, Operations, is also a member of the board of directors of this outside vendor. All transactions between us and this outside vendor are conducted on an arm's length basis and are approved by our Chief Financial Officer and the owner of the outside vendor who is not related to our Vice President, Operations.

We believe that all of the transactions above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us, our officers, principal stockholders and our affiliates will be approved by our Audit Committee and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	the executive officers named in the summary compensation table;
•	each of our directors;
•	all our current executive officers and directors as a group; and
•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of August 8, 2007, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 8,000,270 shares of common stock outstanding on August 8, 2007, and [•  ] shares of common stock outstanding after the completion of this offering.

All share information in the table below reflects a 1-for-3.33 reverse stock split which we will implement upon effectiveness of this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o CampusU, Inc., 803 Sycolin Road SE, Suite 204, Leesburg, Virginia 20175.

	Number of Shares Beneficially Owned		Approximate Percentage of Outstanding Common Stock
Name and Address of Beneficial Owner			Before Offering	After Offering
Michael Faber, Executive Chairman,	3,975,519	(2)	46.88%
Chairman of the Board and Secretary 701 Pennsylvania Avenue, NW, Suite 900, Washington, D.C. 20004
Robert S. Frank, President and Chief Executive Officer	503,502	(1)	5.92%
Christopher Eimas, Chief Financial Officer and Treasurer	52,552	(1)	*
Glenn A. Bergenfield	104,563	(1)	1.30%
Mary Dridi	1,501	(1)	*
Richard M. Graf	7,507 (1)		*
Drax Holdings, L.P	646,800	(3)	8.08%
404 Citation Point, Naples, FL 34104
Alloy, Inc.	643,243		8.04%
151 West 26th Street, 11th Floor, New York, NY 10001
Rony Shimony	683,751(4)		7.98%
1035 Fifth Avenue New York, NY 10028
Smithfield Fiduciary LLC	699,792	(5)	8.38%
Highbridge Capital Management, LLC 9 West 57th Street, 27th Floor New York, NY 10019
All directors and executive officers as a group (6 individuals)	4,645,144		50.97%	[__]%

*	less than one (1%) percent.
(1)	Represents shares of common stock underlying stock options and does not include stock options which are not currently exercisable or exercisable within 60 days of August 8, 2007.
(2)	Includes (i) 2,240,911 shares of common stock and warrants to purchase 480,480 shares of common stock held directly by Mr. Faber; (ii) 743,618 shares of common stock held by Annanora Trust, a grantor trust for the benefit of Mr. Faber’s spouse and children; (iii) 198,198 shares of common stock held by ASF Trust, a grantor trust for the benefit of Anna Faber, Mr. Faber’s child; (iv) 192,192 shares of common stock held by NRF Trust, a grantor trust for the benefit of Nora Faber, Mr. Faber’s child; (v) 60,060 shares of common stock held by FLIT Trust, an insurance trust for the benefit of Mr. Faber’s spouse and children; (vi) 60,060 shares of common stock held by Steven Faber Insurance Trust, an insurance trust for the benefit of Mr. Faber’s brother’s spouse and children. Other than the Steven Faber Insurance Trust, of which Mr. Faber is a trustee, all of the other trusts identified have Mr. Faber’s spouse as a trustee.
(3)	Linda Hamilton, President of Inman Corporation, which is the General Partner of Drax Holdings, L.P., has voting and investment power over these shares. Inman and Ms. Hamilton disclaim beneficial ownership of the securities held by Drax Holdings, L.P.
(4)	Includes 113,181 shares of common stock held directly by Rony Shimony and warrants to purchase 570,570 shares of common stock held directly by RD Summit, an entity controlled by Rony Shimony.
(5)	Includes warrants to purchase 346,499 shares of common stock. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, we will be authorized to issue 70,000,000 shares of common stock, $.000333 par value per share, and 10,000,000 shares of preferred stock, $.0001 par value per share, and there will be [•  ] shares of common stock and no shares of preferred stock outstanding. We expect to implement a 1-for-3.33 reverse stock split upon effectiveness of this offering. As of August 8, 2007, we had 8,000,270 shares of common stock outstanding and held of record by 66 stockholders, there were outstanding options to purchase 1,897,141 shares of our common stock, outstanding warrants to purchase 2,240,349 shares of common stock, warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the debentures at an exercise price per share equal to the greater of: (i) the price of one share of common stock issued in this offering and (ii) $6.66, warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the Series A convertible preferred stock at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. The shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Two of our current common stockholders, one of which is a principal stockholder, Smithfield Fiduciary, LLC, own warrants that grant each such stockholder the right, subject to certain limitations, to participate in future issuances of our securities for up to their pro rata portion of such issuances, but in no event less than $3 million of such issuances. Although such stockholders have waived these rights with respect to the common stock to be issued in this offering, we cannot assure you that they will waive such rights with respect to future issuances. As a result, the future exercise of such rights could discourage third parties from investing in our company and may require us to obtain funding from such stockholders, which could give them greater control over us.

Preferred Stock

The preferred stock has priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Series A Convertible Preferred Stock

In June 2007, we issued 810,000 shares of our Series A convertible preferred stock to investors in a private placement. Cumulative dividends on the Series A convertible preferred stock accrue at an annual rate of 8.0% per annum and are payable on a quarterly basis. Upon consummation of this offering, the shares of Series A convertible preferred stock (including all accrued but unpaid dividends) will automatically convert at a price per share equal to 80% of the public offering price of our common stock.

In connection with the issuance of the Series A convertible preferred stock, we issued warrants to purchase a number of shares of our common stock, representing 40% of the shares of common stock underlying the Series A convertible preferred stock purchased. These warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations and are exercisable at a price per share equal to the greater of (i) the public offering price of our common stock upon consummation of this offering or (ii) $6.66. The warrants expire three years from the date of issuance.

The shares of common stock issuable upon conversion of the shares of Series A convertible preferred stock and the exercise of the warrants have unlimited piggyback registration rights. These shares may be registered concurrently with this offering, as discussed below, and will be subject to lock up period for six months following the effective date of this offering.

Warrants

As of August 8, 2007, the following warrants were outstanding:

•	warrants to purchase 108,705 shares at an exercise price of $0.00333 per share;
•	warrants to purchase 1,651,650 shares at an exercise price of $0.833 per share;
•	warrants to purchase 126,702 shares at an exercise price of $1.332 per share;
•	warrants to purchase 176,646 shares at an exercise price of $1.415 per share;
•	warrants to purchase 176,646 shares at an exercise price of $2.831 per share;
•	warrants to purchase a number of shares of our common stock representing 40% of the shares of common stock underlying the Series A convertible preferred stock purchased in our private placement in May 2007 at an exercise price per share equal to the greater of: (i) the public offering price of our common stock upon consummation of this offering and (ii) $6.66 per share; and
•	warrants to purchase a number of shares of our common stock representing 40% of the shares of common stock underlying the debentures issued in our private placement in June 2007 at an exercise price per share equal to the greater of (i) the public offering price of our common stock upon consummation of this offering and (ii) $6.66 per share.

The warrants issued by us having an exercise price of $2.831 and $1.415 as identified above contain “full ratchet” anti-dilution protection with respect to dilutive issuances (below the respective exercise prices) undertaken by us. In addition, subject to certain limitations, the warrants also provide a right to the holders to participate in future issuances of our securities for up to their respective pro rata portion of such issuances. Furthermore, the warrants having an exercise price of $1.415 are not vested and will only become exercisable in the event we do not complete our initial public offering by October 11, 2007. These warrants will expire in the event we complete our initial public offering by such date.

We have also agreed to issue to Maxim Group LLC, for $100, a common stock purchase warrant to purchase a number of shares of our common stock equal to an aggregate of eight (8%) percent of the shares sold in the offering ([•  ] shares). The warrant will have an exercise price equal to 120% of the offering price of the shares sold in this offering. The warrant is exercisable commencing six (6) months after the effective date of the registration statement related to this offering, and will be exercisable for five (5) years thereafter. The warrant is not redeemable by us, and allows for “cashless” exercise. The warrant also provides for one demand registration right at our expense, one demand registration right at the warrant holders’ expense and for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five (5) year period commencing six (6) months after the effective date. Pursuant to the rules of the Financial Industry Regulatory Authority, Inc., or FINRA, and in particular Rule 2710, the warrants (and underlying shares) issued to Maxim Group may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the date of delivery and payment for the shares offered provided, however, the warrant (and underlying shares) may be transferred to officers or directors of Maxim Group and members of the underwriting syndicate and their affiliates as long as the warrant (and underlying shares) remains subject to the lockup.

8.0% Convertible Debentures

In May 2007, we issued $3.0 million of Convertible Debentures to investors in connection with a private placement. The debentures are due in May 2008 and bear interest at a rate of 8.0% per annum, payable quarterly. The debentures are convertible, at the holder’s option, upon certain events, including the consummation of this offering, at a price equal to 80% of the public offering price of our common stock, or $[•  ].

The debentures are senior debt obligations to our existing and future indebtedness other than (i) a 15% secured demand note and a 10% demand note, both with Michael Faber, our Executive Chairman, up to an aggregate principal amount of $1,500,000, (ii) capital or equipment lease obligations up to $500,000 in the ordinary course of business or existing prior to the issuance of the debentures and (iii) secured trade credit entered into by us in the ordinary course of business consistent with past practice.

In connection with the issuance of the debentures, we issued warrants to purchase a number of shares of our common stock representing 40% of the shares of common stock underlying the debentures issued in our private placement in June 2007 at an exercise price per share equal to the greater of (i) the public offering price of our common stock upon consummation of this offering and (ii) $6.66 per share. The warrants expire three years from the date of issuance.

The shares of common stock issuable upon conversion of the debentures and the exercise of the warrants have unlimited piggyback registration rights. These shares will be subject to a six-month lock-up period following the effective date of this prospectus and the holders thereof have registration rights requiring us to file a registration statement for resale 120 days after the effective date of this prospectus to have such shares registered.

Registration Rights

Two of our stockholders, one of which is Smithfield Fiduciary LLC, a current principal stockholder, are entitled to certain registration rights with respect to their shares of our common stock underlying warrants we issued to them in connection with our private placement in April 2006. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. These registration rights terminate upon the earlier of (i) when all of such securities are eligible to be sold under Rule 144(k) of the Securities Act of 1933, as amended, and (ii) when all of such securities have been sold pursuant to an effective registration statement, have ceased to be outstanding or otherwise no longer require registration. All expenses incurred in connection with registrations effected as a result of the registration rights described below will be borne by us.

Demand Rights.  Commencing on the date that is 180 days after the completion of our initial public offering, at the request of either of the two stockholders, we must register any or all of such securities requested to be registered by either of the two stockholders. We will not be required to effect a demand registration within 90 days after the effective date of a previous demand registration pertaining to such securities.

Piggyback Rights.  If, at any time, we propose to register any of our equity securities under the Securities Act, other than in connection with (i) our initial public offering, (ii) a registration relating solely to our stock option plans or other employee benefit plans or (iii) a registration relating solely to a business combination or merger involving us, each of the two stockholders are entitled to notice of such registration and are entitled to include all of their securities subject to such warrants in the registration.

In addition, the holders of our recently issued debentures and Series A convertible preferred stock are entitled to registration rights with respect to the shares of common stock underlying the debentures and Series A convertible preferred stock issued to them. The shares of common stock issuable upon conversion of the debentures, the Series A convertible preferred stock and the exercise of warrants issued in connection therewith have unlimited piggyback registration rights. These shares will be subject to a six-month lock-up period following the effective date of this prospectus and the holders thereof have registration rights requiring us to file a registration statement for resale 120 days after the effective date of this prospectus to have such shares registered.

Delaware Law and Certain Charter and Bylaw Provisions

The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation to be effective upon completion of this offering and (3) our amended and restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision.  We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporations Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors.  Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes as nearly equal in number as possible. Each year the stockholders will elect the members of one of the three classes to a three-year term of office. All directors elected to our classified Board of Directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. Our Board of Directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Our Board of Directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of our Board of Directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of our Board of Directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of our Board of Directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors.  For an annual meeting, a stockholder’s notice generally must be delivered not less than 10 days nor more than 60 days prior to the annual meeting. For a special meeting, the notice must generally be delivered by the later of 3 days prior or orally, by email or by telecopy given not less than twenty-four (24) hours before the meeting.

Special Meetings of Stockholders.  Special meetings of the stockholders may be called only by our Board of Directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent.  Our amended and restated certificate of incorporation does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote required for Certain Actions.  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s amended and restated certificate of incorporation and amended and restated bylaws, unless the corporation’s amended and restated certificate of incorporation and amended and restated

bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of the capital stock of our company entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the voting power of all of the then outstanding shares of the capital stock of our company entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws of our company.

Transfer Agent and Registrar

We intend to retain American Stock Transfer and Trust Company as our transfer agent and registrar for the our common stock in connection with our public offering.

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “CMPS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common stock. Upon the closing of this offering, we will have [•  ] shares of common stock outstanding, assuming the conversion of all outstanding shares of Series A convertible preferred stock, including accrued but unpaid dividends, and the principal amount of the outstanding debentures, including accrued but unpaid interest, and no exercise of any options or warrants. Of these shares, the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act,. The remaining shares of common stock are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, as described below. Taking into account the lockup agreements described below and the provisions of Rules 144 and 144(k), the restricted securities will be available for sale in the public market is as follows:

•	No shares of restricted will be eligible for sale upon the date of this prospectus under Rule 144(k);
•	(i) shares held by two stockholders; and (ii) shares held by six Series A convertible preferred stockholders, which will convert automatically at the effective time of this offering, and [• ] shares held by [• ] holders of our debentures, assuming a conversion price equal to 80% of the public offering price of our common stock, or $[• ], based on the mid-point of the price range indicated on the front cover of this prospectus, will be eligible for sale between 181 and 365 days from the date of this prospectus;
•	[• ] shares held by non-affiliates will be eligible for sale following 365 days from the date of this prospectus; and
•	[• ] shares held by affiliates will be eligible for sale, from time to time, following 365 days from the date of this prospectus.

Please see sections below entitled “Lock-up Agreements” and “Underwriting” for further information.

Rule 144

In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately [•  ] shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

Under Rule 144(k), as currently in effect, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

The shares of common stock issued to two of our principal stockholders, as well as the shares of common stock issuable upon conversion of our debentures, the shares of Series A convertible preferred stock and the exercise of warrants issued in connection with our debentures and Series A convertible preferred stock have unlimited piggy back registration rights. These shares will be subject to a six-month lock-up period following the effective date of this prospectus and the holders thereof have registration rights requiring us to file a registration statement for resale 120 days after the effective date of this prospectus to have such shares registered. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.

In addition, we have granted to Maxim Group LLC, the representative of the underwriters of this offering, and its designees, one demand registration right at our expense, one demand registration right at the warrant holders’ expense and for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five (5) year period commencing six (6) months after the effective date of this prospectus.

Stock Options

As of August 8, 2007, options to purchase a total of 1,105,862 shares of common stock were outstanding, of which 647,336 were immediately exercisable. All of the shares subject to such options are subject to lock-up agreements, as described below. An additional 1,897,141 shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans. Subject to Rule 144 volume limitations applicable to affiliates, and subject to the lock-up agreements that have been executed with respect to such options, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

As of the date of this offering, our officers, directors and employees, holding an aggregate of (i) [•  ] shares, or [•  ]%, of our common stock; (ii) warrants to purchase an aggregate of [•  ] shares, or [•  ]%, of our common stock and (iii) options to purchase an aggregate of 1,105,682 shares, or [•  ]%, of our common stock, will be subject to a lock-up period of twelve months following the effective date of this offering. All of our other shareholders, holding an aggregate of (i) [•  ] shares, or [•  ]%, of our common stock and (ii) warrants to purchase an aggregate of [•  ] shares, or [•  ]%, of our common stock will be subject to a lock-up period of six months following the effective date of this offering. This means that, during the applicable lock-up period following the date of this offering, such security holders may not offer, sell, pledge or otherwise dispose of their securities without the prior written consent of Maxim Group LLC. Maxim Group LLC may, in its sole discretion, choose to release any or all of these securities from these restrictions prior to the expiration of the applicable lock-up period, without notice to, or consent from, any other person or entity that is subject to such restriction. See “Shares Eligible for Future Sale.”

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated [•  ], 2007, by and between us and Maxim Group LLC, who is acting as the representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Maxim Group LLC	[• ]
Total	[• ]

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations.

The shares should be ready for delivery on or about [•  ], 2007 against payment in immediately available funds. The underwriters may reject all or part of any order.

Commissions and Discounts

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

Total
	Per Share		Without Over-Allotment		With Over-Allotment

Public offering price	$	[• ]	$	[• ]	$	[• ]
Underwriting discount	$	[• ]	$	[• ]	$	[• ]
Non-accountable expense allowance(1)	$	[• ]	$	[• ]	$	[• ]
Proceeds, before expenses, to us(2)	$	[• ]	$	[• ]	$	[• ]

(1)	The non-accountable expense allowance of 2.0% of the gross proceeds of the offering is not payable with respect to the shares of common stock sold upon exercise of the underwriters’ over-allotment option.
(2)	We estimate that the total expense of this offering excluding the underwriters’ discount and the non-accountable expense allowance, will be approximately $[• ].

We have agreed to sell the shares of common stock to the underwriters at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriting agreement also provides that Maxim Group, the representative of the underwriters, will be paid a non-accountable expense allowance equal to 2.0% of the gross proceeds from the sale of the shares of common stock offered by this prospectus ($50,000 of which has been previously advanced to Maxim Group), exclusive of any common stock purchased on exercise of the underwriters’ over-allotment option.

Pricing of Securities

The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $[•  ] per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $[•  ] per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Prior to this offering, there was no public market for the shares of common stock. The initial public offering price of our shares of common stock was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the shares of common stock included:

•	the information in this prospectus and otherwise available to the underwriters;
•	the history and the prospects for the industry in which we compete;
•	the ability of our management;
•	the prospects for our future earnings;
•	the present state of our development and our current financial condition;
•	the general condition of the economy and the securities markets in the United States at the time of this offering;
•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and
•	other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which our shares of common stock will trade in the public market following this offering or that an active trading market for the shares of common stock will develop and continue after this offering.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [•  ] additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[•  ] million and the total proceeds to us will be $[•  ] million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

Representative’s Warrant

We have also agreed to issue to Maxim Group, for $100, a common stock purchase warrant to purchase a number of shares of our common stock equal to an aggregate of eight (8%) percent of the shares sold in the offering ([•  ] shares). The warrant will have an exercise price equal to 120% of the offering price of the shares sold in this offering. The warrant is exercisable commencing six (6) months after the effective date of the registration statement related to this offering, and will be exercisable for five (5) years thereafter. The warrant is not redeemable by us, and allows for “cashless” exercise. The warrant also provides for one demand registration right at our expense, one demand registration right at the warrant holders’ expense and for unlimited

“piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five (5) year period commencing six (6) months after the effective date. Pursuant to the rules of FINRA (formerly the NASD), and in particular Rule 2710, the warrants (and underlying shares) issued to Maxim Group may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the date of delivery and payment for the shares offered provided, however, the warrant (and underlying shares) may be transferred to officers or directors of Maxim Group and members of the underwriting syndicate and their affiliates as long as the warrant (and underlying shares) remains subject to the lockup.

Lock-ups

As of the date of this offering, our officers, directors and employees, holding an aggregate of (i) [•  ] shares, or [•  ]%, of our common stock; (ii) warrants to purchase an aggregate of [•  ] shares, or [•  ]%, of our common stock and (iii) options to purchase an aggregate of 1,105,682 shares, or [•  ]%, of our common stock, will be subject to a lock-up period of twelve months following the effective date of this offering. All of our other shareholders, holding an aggregate of (i) [•  ] shares, or [•  ]%, of our common stock and (ii) warrants to purchase an aggregate of [•  ] shares, or [•  ]%, of our common stock will be subject to a lock-up period of six months following the effective date of this offering. This means that, during the applicable lock-up period following the date of this offering, such security holders may not offer, sell, pledge or otherwise dispose of their securities without the prior written consent of Maxim Group LLC. Maxim Group LLC may, in its sole discretion, choose to release any or all of these securities from these restrictions prior to the expiration of the applicable lock-up period, without notice to, or consent from, any other person or entity that is subject to such restriction. See “Shares Eligible for Future Sale.”

Maxim Group has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at their discretion. In determining whether to waive the terms of the lock-up agreements, Maxim Group may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of twelve months following the date of this prospectus, offer, sell or distribute any of our securities, other than pursuant to our 2007 Equity Incentive Plan or pursuant to the terms of any securities exercisable or convertible into shares of our capital stock that are outstanding as of the date of this offering, without the prior written consent of Maxim, except for the shares of common stock issuable upon conversion of the debentures and Series A convertible preferred stock and upon exercise of the warrants issued in connection therewith, which shares are subject to a lock-up period of six months from the date of this offering. The underwriting agreement further provides that we will not, for a period of 24 months following the date of this prospectus, offer, sell or distribute any convertible securities convertible at a price that may, at the time of conversion, be less than the fair market value of our common stock on the date of the original sale, without the prior written consent of Maxim. For purposes hereof, the term “fair market value” shall mean the greater of: (i) the average of the volume weighted average price of our common stock for each of the thirty (30) trading days prior to the date of the original sale; and (ii) the last sale price of our common stock, during normal operating hours, as reported on the Nasdaq Capital Market or any other exchange or electronic quotation system on which our common stock is then listed.

Other Matters

We have agreed, for a period of at least three years following the closing of this offering, to engage a designee of Maxim Group as an observer to our Board of Directors, where the observer shall attend meetings of our Board of Directors and receive all notices and other correspondence and communications sent by us to members of our Board of Directors. In addition, the observer shall be entitled to indemnification by us, coverage under liability insurance policy for officers and directors and reimbursement by us for all costs incurred by him or her in attending any meetings of our Board of Directors. The observer shall not be entitled to any other compensation of any kind from us.

We also have agreed that, for a period of eighteen (18) months from the closing of this offering, we will grant Maxim Group the right of first refusal to act as managing underwriter or minimally as co-manager with at least 50% of the economics; or, in the case of a three-handed deal 33% of the economics, for any and all public and private equity offerings. In addition, for a period of eighteen (18) months from the effective date of this registration statement, if we are to be acquired by another entity, we shall retain Maxim Group as our financial advisor and/or our investment banker in connection with such acquisition.

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

In May 2007, Maxim Group LLC acted as the placement agent with respect to the issuance of our debentures. As compensation for such services, we paid Maxim a total of $300,000, which is comprised of a placement agent fee of 8.0% and a non-accountable expense allowance of 2.0%. Maxim Group LLC is also entitled to receive a fee from us in the total amount of $80,000, which is comprised of an 8.0% finder’s fee and a non-accountable expense allowance of 2.0% in connection with the June 2007 private placement of Series A convertible preferred stock.

Stabilization

Until the distribution of the shares of common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our shares of common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares of common stock the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the shares of common stock originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on the American Stock Exchange or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority.

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of shares of common stock and the distribution of the prospectus outside the United States.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of our shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to our shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our shares of common stock may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or
•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of our shares of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of this provision, the expression an “offer of our shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock, as the expression may be varied in that Relevant Member State by any measure implementing the Prospectus

Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

We have not authorized and do not authorize the making of any offer of our securities through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of our shares of common stock as contemplated in this prospectus. Accordingly, no purchaser of our shares of common stock, other than the underwriters, is authorized to make any further offer of such shares on behalf of the sellers or the underwriters.

Italy.  This offering of the shares has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the shares be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the shares of common stock or distribution of copies of this prospectus or any other document relating to the shares of common stock in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany.  The offering of the shares is not a public offering in the Federal Republic of Germany. The shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the shares of common stock in or out of the Federal Republic of Germany. The shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The shares will only be available to persons who, by profession, trade or business, buy or sell shares for their own or a third party’s account.

France.  The shares offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the shares of common stock offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the shares offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland.  This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The shares are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a pubic offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom.  In the United Kingdom, the shares offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any shares offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Norway.  This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of [RGI].

Denmark.  This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of shares will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden.  Neither this prospectus nor the shares offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the shares offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Israel.  The shares offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The shares may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered. Any resale, directly or indirectly, to the public of the shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

LEGAL MATTERS

The validity of the securities offered in this prospectus are being passed upon for us by Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., New York, New York. Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel for the underwriters in this offering. As of the date of this prospectus, persons and entities affiliated with Mintz Levin own an aggregate of 107,920 shares of common stock and no options or warrants to purchase shares of common stock. Mintz Levin has previously represented Maxim Group LLC and may do so again in the future.

EXPERTS

The consolidated financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the office of the SEC at the Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at such address. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the web site of the SEC referred to above.

CAMPUSU, INC.

The following is the form of opinion we will be in a position to issue upon completion of the reverse stock split transaction described in Note 14.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
CampusU, Inc. and Subsidiary
Leesburg, Virginia

We have audited the accompanying consolidated balance sheets of CampusU, Inc., formerly CampusTech, Inc., and Subsidiary (the Company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CampusU, Inc. and Subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

As discussed in Note 12 to the consolidated financial statements, the 2004 financial statements (previously audited by another accounting firm) have been restated to reflect adjustments relating to the accounting for warrants and certain other items.

/s/ BDO Seidman, LLP

Bethesda, Maryland
June 14, 2007
(except for the effected stock split cited in Note 14, as to which the date is __________)

CAMPUSU, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31, 2007
	2006	2005
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	$1,360,894	$149,781	$935,845
Accounts receivable, net	533,590	380,981	779,275
Prepaid expenses and other current assets	148,964	25,112	162,116
Total current assets	2,043,448	555,874	1,877,236
Property and equipment, net	114,602	70,511	214,990
Goodwill	1,235,028	1,235,028	1,235,028
Other assets	60,760	—	369,306
Total assets	$3,453,838	$1,861,413	$3,696,560
Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$1,435,802	$985,635	$2,667,527
Accrued expenses	645,896	243,687	899,388
Capital leases	11,725	8,161	12,112
Notes payable	8,224	135,000	508,426
Notes payable-related party	—	500,000	1,341,913
Related party payable	—	619,302	—
Accrued interest payable-related party	85,148	578,811	128,846
Total current liabilities	2,186,795	3,070,596	5,558,212
Deferred income tax liability	103,000	54,000	115,250
Capital leases, net of current portion	25,939	27,825	22,762
Notes payable	40,110	286,261	37,926
Notes payable-related party	1,341,913	307,481	—
Total liabilities	3,697,757	3,746,163	5,734,150
Commitments and contingencies
Stockholders’ deficit
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 0, 62,500 and 0 issued and outstanding at December 31, 2006, 2005 and March 31, 2007, respectively	—	6	—
Common stock, $0.000333 par value; 70,000,000 shares authorized; 7,940,209, 5,537,114 and 8,000,269 shares issued and outstanding at December 31, 2006, 2005 and March 31, 2007, respectively	2,644	1,844	2,664
Additional paid-in capital	11,401,717	4,190,439	11,704,308
Accumulated deficit	(11,648,280)	(6,077,039)	(13,744,562)
Total stockholders’ deficit	(243,919)	(1,884,750)	(2,037,590)
Total liabilities and stockholders’ deficit	$3,453,838	$1,861,413	$3,696,560

See accompanying notes.

CAMPUSU, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
				(Unaudited)
Sales	$11,911,311	$6,886,327	$4,780,657	$4,589,817	$2,284,622
Cost of products sold	10,329,253	5,909,789	4,079,166	4,009,527	1,935,638
Gross profit	1,582,058	976,538	701,491	580,290	348,984
Selling, general and administrative	5,138,845	2,106,826	1,201,538	2,622,349	1,054,854
Loss from operations	(3,556,787)	(1,130,288)	(500,047)	(2,042,059)	(705,870)
Interest expense, net	(536,152)	(355,518)	(164,695)	(41,973)	(109,553)
Other expense	(1,429,302)	—	—	—	(1,429,302)
Loss before income tax expense	(5,522,241)	(1,485,806)	(664,742)	(2,084,032)	(2,244,725)
Income tax expense	49,000	54,000	—	12,250	12,250
Net loss	$(5,571,241)	$(1,539,806)	$(664,742)	$(2,096,282)	$(2,256,975)
Net loss per share: Basic and diluted	$(0.79)	$(0.30)	$(0.14)	$(0.26)	$(0.37)
Weighted average number of shares used in computing per share amounts:
Basic and diluted	7,089,777	5,103,712	4,815,287	7,985,921	6,066,078

See accompanying notes.

CAMPUSU, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2004, as previously reported	62,500	$6	4,750,825	$1,582	$3,465,691	$(3,596,238)	$(128,959)
Prior period adjustment	—	—	—	—	172,679	(276,253)	(103,574)
Balance at January 1, 2004, as restated	62,500	6	4,750,825	1,582	3,638,370	(3,872,491)	(232,533)
Exercise of common stock warrants	—	—	206,832	69	620	—	689
Net loss	—	—	—	—	—	(664,742)	(664,742)
Balance at December 31, 2004	62,500	6	4,957,657	1,651	3,638,990	(4,537,233)	(896,586)
Exercise of common stock warrants	—	—	579,457	193	1,736	—	1,929
Discount on convertible promissory notes associated with fair value of detachable stock purchase warrants	—	—	—	—	549,713	—	549,713
Net loss	—	—	—	—	—	(1,539,806)	(1,539,806)
Balance at December 31, 2005	62,500	6	5,537,114	1,844	4,190,439	(6,077,039)	(1,884,750)
Stock-settled notes payable	—	—	758,238	252	2,145,941	—	2,146,193
Sale of common stock	—	—	1,633,962	544	4,624,464	—	4,625,008
Stock-based compensation	—	—	10,895	4	490,867	—	490,871
Redemption of preferred stock	(62,500)	(6)	—	—	(49,994)	—	(50,000)
Net loss	—	—	—	—	—	(5,571,241)	(5,571,241)
Balance at December 31, 2006	—	—	7,940,209	2,644	11,401,717	(11,648,280)	(243,919)
Sale of common stock (unaudited)	—	—	60,060	20	199,980	—	200,000
Stock-based compensation (unaudited)	—	—	—	—	102,611	—	102,611
Net loss (unaudited)	—	—	—	—	—	(2,096,282)	(2,096,282)
Balance at March 31, 2007 (unaudited)	—	$—	8,000,269	$2,664	$11,704,308	$(13,744,562)	$(2,037,590)

CAMPUSU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
				(Unaudited)
Cash flows from operating activities:
Net loss	$(5,571,241)	$(1,539,806)	$(664,742)	$(2,096,282)	$(2,256,975)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	36,696	14,312	3,787	15,733	8,199
Deferred tax expense	49,000	54,000	—	12,250	12,250
Bad debt expense	14,964	26,902	11,785	3,720	2,951
Stock-based compensation	490,871	—	—	102,611	214,890
Loss on stock-settled notes payable	1,429,302	—	—	—	1,429,302
Amortization of warrants issued with notes payable	50,055	115,797	27,658	—	49,374
Changes in operating assets and liabilities:
Accounts receivable	(167,573)	(100,241)	(8,808)	(249,405)	85,958
Prepaid expenses and other current assets	(123,852)	(15,573)	(4,534)	(13,152)	(18,346)
Accounts payable	450,167	487,813	91,354	1,231,725	20,317
Accrued expenses	444,410	171,858	34,144	253,492	77,617
Related party payable	(119,302)	111,702	—	—	(100,000)
Accrued interest payable-related party	479,143	169,912	126,339	43,698	42,756
Net cash used in operating activities	(2,537,360)	(503,324)	(383,017)	(695,610)	(431,707)
Cash flows from investing activities:
Purchase of property and equipment	(44,411)	(17,547)	(31,171)	(116,121)	(692)
Net cash used in investing activities	(44,411)	(17,547)	(31,171)	(116,121)	(692)
Cash flows from financing activities:
Exercise of common stock warrants	—	1,929	689	—	—
Sale of common stock	4,625,008	—	—	200,000	1,500,007
Proceeds from notes payable	23,157	600,000	135,000	500,000	—
Proceeds from related party payable	—	100,000	250,000	—	—
Payments on notes payable	(135,000)	—	—	(1,982)	—
Payments on notes payable – related party	(500,000)	—	—	—	(250,000)
Payments on related party payable	(100,000)	(50,000)	—	—	(100,000)
Deferred equity offering costs	(60,760)	—	—	(308,546)	(2,748)
Principal payments under capital lease obligations	(9,521)	(18,897)	(17,292)	(2,790)	(2,277)
Redemption of preferred stock	(50,000)	—	—	—	—
Net cash provided by financing activities	3,792,884	633,032	368,397	386,682	1,144,982
Net increase (decrease) in cash and cash equivalents	1,211,113	112,161	(45,791)	(425,049)	712,583
Cash and cash equivalents, beginning of period	149,781	37,620	83,411	1,360,894	149,781
Cash and cash equivalents, end of period	$1,360,894	$149,781	$37,620	$935,845	$862,364

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information at March 31, 2007 and for the Three Months Ended March 31, 2007 and 2006 is unaudited)

1. Description of Business and Summary of Accounting Policies

Description of Business

CampusTech, Inc., a Delaware C Corporation incorporated on April 20, 1999, which changed its name to “CampusU, Inc.” on May 30, 2007 (the “Company” or “CampusU”), through its wholly owned subsidiary, Campus Tech, Inc., a Virginia corporation, is a nationwide marketing and merchandising company focused on the education market. The Company’s customers include college students, k-12 students and faculty primarily, as well as academic institutions. The Company is able to offer significant discounts from retail prices under “academic discount” programs created by manufacturers exclusively for buyers in the education market. The Company sells thousands of software titles and other products from dozens of well-known publishers and manufacturers. The Company markets and sells these products over the Internet, as well as through a direct sales force and strategic partnerships.

Risk and Liquidity

The Company’s operations are subject to certain risks and uncertainties. The risks include rapid technology changes, effectiveness of the Company’s product marketing and product distribution strategies, the need to manage growth, the need to retain key personnel and protect intellectual property, and the availability of additional capital financing on terms acceptable to the Company. The Company’s current operating assumptions and projections, which reflect management’s best estimate of future revenue and operating expenses, indicate that anticipated operating expenditures through 2007 can be met by cash flows from operations, available working capital, proceeds from the promissory note issued in March 2007 and proceeds from convertible debentures and Series A preferred stock issued in May and June of 2007; however, the Company’s ability to meet its projections is subject to uncertainties, and there can be no assurance that the Company’s current projections will be accurate. If the Company’s cash requirements are more than projected, the Company may require additional financing. The type, timing, and terms of financing, if required, selected by the Company will be dependent upon the Company’s cash needs, the availability of financing sources, and the prevailing conditions in the financial markets. There can be no assurance that such financing will be available to the Company at any given time or available on favorable terms.

Consolidation Policy

The consolidated financial statements include the accounts of CampusU and its wholly-owned subsidiary, Campus Tech, Inc. All intercompany transactions and balances have been eliminated upon consolidation.

Unaudited Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2007 and 2006 and the consolidated statement of changes in stockholders’ deficit for the three months ended March 31, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of our statement of financial position as of March 31, 2007 and our results of operations and our cash flows for the three months ended March 31, 2007 and 2006. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Policies  – (continued)

the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers as cash and cash equivalents all highly liquid investments with an original maturity of three months or less and proceeds due from credit card transactions with settlement terms of less than five days. Of the total cash and cash equivalents as of December 31, 2006, 2005 and 2004 credit card settlements due were $155,000, $38,000 and $1,000, respectively, and as of March 31, 2007 and 2006 were $118,000 and $35,000, respectively.

Accounts Receivable

Accounts receivable consists of amounts due under normal trade terms from the sale of software and other products. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company’s customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: credit-worthiness, past transaction history, and current economic industry trends. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Although it is reasonably possible that management’s estimate of the allowance for uncollectible accounts could change in the near future, management is not aware of any events that would result in a change to its estimate which would be material to the Company’s financial position or results of operations.

Concentration of Credit Risk

The Company places its cash and cash equivalents with high quality credit institutions. At times cash and cash equivalent balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses related to such institutions. Further, the Company has not experienced any losses from its institutional and individual customers or groups of customers in a particular industry or geographic area. For individual faculty or student customers, the Company requires advance credit card payments or the receipt of a check before shipping any software products to those customers. Due to these factors, management believes no additional credit risk beyond amounts provided for in the allowance for doubtful accounts is necessary.

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets. The useful life ranges from three to five years and the straight-line method of depreciation is used. Any property and equipment with a cost greater than $500 is capitalized. Assets held under capital leases are recorded at the lower of the net present value of the future minimum lease payments or the fair value of the leased asset at the inception of the lease. Depreciation expense is computed using the straight-line method over the shorter of the estimated useful life of the asset or the duration of the related lease. When assets are sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected within current operations. Expenditures for repairs and maintenance are expensed as incurred.

Goodwill

Goodwill arose from the acquisition of Campus Tech, Inc., in 1999. The Company conducts a review for goodwill, at least annually, in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” on December 31. More frequent evaluations are performed if impairment indicators arise which indicate that more likely than not, the fair value of the business is less than the carrying value of goodwill. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. The Company reviews the carrying value of goodwill by comparing the carrying value to the estimated fair value of the business. The fair value is based on management’s estimate of the future

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Policies  – (continued)

discounted cash flows to be generated by the business. Changes in the underlying business could affect these estimates, which in turn could affect the recoverability of goodwill. Based on the assessments performed by the Company, no impairment of goodwill was recorded through December 31, 2006. There was no triggering event which would require re-evaluation of goodwill for impairment at March 31, 2007.

Impairment of Long-Lived Assets

Long-lived assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Deferred Equity Offering Costs

Costs have been incurred in connection with the planned initial public offering of the Company’s common stock (see Note 14). As of December 31, 2006 and March 31, 2007, costs of $61,000 and $369,000, respectively, have been deferred and are classified as Other Assets in the accompanying consolidated balance sheets. Upon the consummation of the offering, these costs will be treated as a reduction of the proceeds from the offering and will be included as a component of additional paid-in capital. If the offering is terminated, the costs will be charged to expense.

Convertible Debt Offerings and Detachable Stock Purchase Warrants

The Company analyzes its convertible debt financings in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” to determine if any embedded features should be bifurcated. If the conversion feature is not required to be bifurcated the Company applies EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” clarifies the accounting for instruments with beneficial conversion features and adjustable conversion ratios. The beneficial conversion feature is calculated by allocating the proceeds received in the financing to the intrinsic value based on the effective conversion price as a result of the allocated proceeds. The value of the beneficial conversion feature is recognized as a discount and is amortized to interest expense from the date of issuance to the stated redemption date.

In conjunction with convertible debt financings, the Company has periodically committed to issue detachable stock purchase warrants to investors. The proceeds received in each transaction are allocated between debt and additional paid-in capital based on the relative fair value of the debt and stock purchase warrants. The Company has not issued any detachable stock purchase warrants that require liability treatment under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” or EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

Certain of the convertible debt agreements have registration rights agreements related to the stock underlying the detachable stock purchase warrants, if converted, that could impose penalties upon the Company should it not meet the filing requirements under the agreements. The Company has adopted FSP 00-19-2, “Accounting for Registration Payment Arrangements” as of December 31, 2006. Under FSP 00-19-2, the Company records a liability for registration payments when it becomes probable that payments will be made. As of December 31, 2006 and March 31, 2007, no liability has been provided for registration payment provisions.

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Policies  – (continued)

Revenue Recognition

Revenue is generated from software and technology product sales. Such sales are recorded when persuasive evidence of an arrangement exists, shipment has occurred, the fee is fixed and determinable and collectability is probable, and, if required by contract terms, acceptance criteria are met. In the case of the Company’s business, software products are delivered without post-contract customer support and without any further obligation to the customer. All software sales are covered by a “money back guarantee” which allows customers that are not satisfied with the product, for any reason, to return it, in resalable condition, within 15 days of shipment. If the return is received more than 30 days after shipment, the Company charges a 15% restocking fee. As of December 31, 2006 and 2005 and March 31, 2007, there is no reserve for sales returns as, historically, sales returns have not been material.

The Company has direct remit/assignment of proceeds arrangements with two of its suppliers. The Company has evaluated these arrangements under EITF Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” and has concluded that the key indicators contained in EITF 99-19 require that revenue recognized under these arrangements should be recognized on a gross basis.

Shipping and Handling Costs

The Company’s policy on shipping and handling costs is to include amounts billed to customers in revenues and the related costs in cost of products sold.

Concentration of Manufacturers and Suppliers

The Company sells software titles and other products from dozens of well-known publishers and manufacturers. During the years ended December 31, 2006, 2005, and 2004, a single manufacturer supplied approximately 64%, 57% and 30%, respectively, of all products sold and for the three months ended March 31, 2007 and 2006 the same manufacturer supplied 51% and 63%, respectively, of all products sold.

The Company also maintains purchasing relationships with numerous software suppliers. However during the years ended December 31, 2006, 2005 and 2004, there was a concentration of products purchased for subsequent sale from two software wholesalers of approximately 69% and 20%, 74% and 10%, and 48% and 26%, respectively. For the three months ended March 31, 2007 and 2006, the concentration of products purchased from these two software wholesalers was 57% and 18% and 79% and 13%, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising costs, which consist primarily of click-thru advertising, were $896,000, $367,000 and $93,000 for the years ended December 31, 2006, 2005, and 2004, respectively. For the three months ended March 31, 2007 and 2006, advertising costs were $418,000 and $213,000, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of the Company’s common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. The Company had adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123) and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which was released in December 2002 as an amendment to SFAS No. 123, and used the minimum value method of valuing stock options as allowed for non-public companies.

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Policies  – (continued)

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payments,” which revised SFAS 123 and supersedes APB 25. SFAS 123(R) focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R), an entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable requisite service period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method, which requires the Company to apply its provisions to awards granted, modified, repurchased or cancelled after the effective date and to awards granted prior to, but not yet vested as of the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant-date fair value of stock awards granted or modified after January 1, 2006 or unvested options at January 1, 2006 from prior years’ option grants. There were no options granted during the years ended December 31, 2005 and 2004 and no unvested options at December 31, 2005 and 2004, and therefore, the pro forma net loss for the years ended December 31, 2005 and 2004 is the same as the reported net loss.

The following table summarizes the grants made by the Company since January 1, 2006:

Date of Grant	Number of Options Granted	Exercise Price of Options Granted	Estimated Fair Value of Common Stock	Intrinsic Value (if any)
January 2006	255,255	$1.332	$2.831	$1.449
March 2006	75,075	$2.831	$2.831	—
May 2006	30,030	$2.831	$2.831	—
June 2006	111,869	$2.831	$2.831	—
July 2006	7,508	$2.831	$2.831	—
September 2006	120,120	$2.831	$2.831	—
October 2006	30,030	$2.831	$2.831	—
November 2006	52,554	$2.831	$2.831	—
January 2007	54,054	$3.330	$3.330	—
Total	736,495

As a result of adopting SFAS 123(R) on January 1, 2006, based on the estimated grant-date fair value of employee stock options subsequently granted or modified, the Company recognized aggregate compensation expense of $460,000 ($0.06 per share) for the year ended December 31, 2006. For the three months ended March 31, 2007 and 2006, the Company recognized $103,000 ($0.01 per share) and $203,000 ($0.03 per share), respectively. The Company uses the Black-Scholes option pricing model to estimate the fair value of granted stock options. The use of option valuation models requires the input of highly subjective assumptions, including the risk free interest rate, the expected dividend yield, expected term and the expected stock price volatility. The Company has not declared dividends in the past and does not anticipate declaring cash dividend in the foreseeable future. The risk free rate is based on the US Treasury yield curve in effect at the time of grant in conjunction with considering the expected life of options. The Company is currently a nonpublic company without sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its share prices. Accordingly, the Company uses an alternative method (defined as “calculated value”) that incorporates each of the inputs required by SFAS 123(R), with the exception of the expected volatility of its stock. Rather than use the expected volatility of the Company’s own stock, the Company has identified similar public entities for which share price information is available and has considered the historical volatility of those entities’ share prices in estimating expected volatility. Additionally, the

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Policies  – (continued)

Company has estimated the expected term of granted options to be the weighted-average mid-point between the vesting date and the end of the contractual term of an award, in accordance with SEC Staff Accounting Bulletin No. 107. The weighted-average estimated fair value of stock options granted during the year ended December 31, 2006 was $2.216 per share and for the three months ended March 31, 2007 was $2.439 per share calculated using the following weighted average assumptions:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Average risk-free interest rate	4.72 – 5.15%	4.72 – 4.74%
Expected dividend yield	0%	0%
Expected Life	5.00 – 6.25 years	5.00 – 6.25 years
Expected volatility	82.29 – 90.23%	80.89%

The Company accounts for stock option grants to non-employees who are not directors in accordance with SFAS 123(R) and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that the estimated fair value of these instruments be measured at the earlier of the performance commitment date or the date at which performance is complete and recognized as an expense ratably over the period in which the related services are rendered. The Company determines the fair value of these instruments using the Black-Scholes option pricing model. See Note 6 for additional information on stock grants to non-employees.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

Net Loss Per Common Share

The Company calculates net income (loss) per share in accordance with SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The potentially dilutive securities consist of stock options, warrants, and convertible notes.

As of December 31, 2006, 2005 and 2004 and March 31, 2007 and 2006, the shares of common stock issuable in connection with stock options, warrants and convertible notes of 3,302,669, 4,595,760 and 1,763,962 and 3,346,161 and 2,493,066, respectively, were not included in the diluted loss per common share calculation since their effect was anti-dilutive.

Reclassifications

Certain amounts in the 2004 consolidated financial statements have been reclassified to conform to the 2005 and 2006 consolidated financial statement presentation.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This Statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Policies  – (continued)

not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted if the decision to adopt the standard is made after the issuance of the Statement but within 120 days after the first day of the fiscal year of adoption, provided no financial statements have yet been issued for any interim period and provided the requirements of Statement 157, Fair Value Measurements, are adopted concurrently with SFAS 159. The Company does not believe that it will adopt the provisions of this Statement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company will adopt SFAS No. 157 on January 1, 2008. The Company is in the process of evaluating the impact of this statement on the consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 on January 1, 2007. An enterprise is required to disclose the cumulative effect of the change on retained earnings in the statement of financial position as of the date of adoption and such disclosure is required only in the year of adoption. The adoption of FIN 48 had no impact on the Company’s consolidated financial statements.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — An Amendment of FASB Statements No. 133 and 140.” This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative effect adjustment to beginning retained earnings. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its consolidated financial statements.

2. Property and Equipment

Property and equipment consists of the following:

	December 31,		March 31, 2007
	2006	2005
Computer hardware and software	$181,797	$147,322	$248,993
Equipment	67,282	51,179	99,264
Furniture and fixtures	14,253	4,879	31,196
	263,332	203,380	379,453
Less: accumulated depreciation	(148,730)	(132,869)	(164,463)
	$114,602	$70,511	$214,990

Depreciation and amortization expense was $37,000, $14,000 and $4,000 for the years ended December 31, 2006, 2005, and 2004, respectively, and $16,000 and $8,000 for the three months ended March 31, 2007 and 2006, respectively.

Equipment under capital lease agreements totaling $47,000, $123,000 and $47,000 has been capitalized and included in property and equipment at December 31, 2006 and 2005 and March 31, 2007, respectively.

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Property and Equipment – (continued)

Accumulated depreciation for leased equipment totaled $14,000 and $91,000 and $ 17,000 at December 31, 2006 and 2005 and March 31, 2007, respectively.

3. Accrued Expenses

Accrued expenses consist of the following:

	December 31,		March 31, 2007
	2006	2005
Accrued compensation	$342,832	$84,727	$401,318
Accrued sales tax	72,686	28,436	53,443
Other	230,378	130,524	444,627
	$645,896	$243,687	$899,388

4. Long-Term Debt

Notes payable — related party

Notes payable — related party consists of the following at:

	December 31,		March 31, 2007
	2006	2005
$1,050,000 convertible promissory notes (“New Convertible Notes”); principal due in December 2006; 15% interest per annum; convertible into common stock at $1.332 per share	$—	$500,000	$—
$400,000 convertible promissory note, net of unamortized discount of $92,519 at December 31, 2005; principal due at maturity in June 2007; 10% per annum, contingently convertible into common stock	—	307,481	—
$614,572 promissory note, due six months after an Initial Public Offering; 15% interest per annum	614,572	—	614,572
$727,341 promissory note, due six months after an Initial Public Offering; 10% interest per annum	727,341	—	727,341
	1,341,913	807,481	1,341,913
Less: current portion	—	(500,000)	(1,341,913)
Total long-term	$1,341,913	$307,481	$—

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Long-Term Debt  – (continued)

Notes payable

Notes payable consists of the following at:

	December 31,		March 31, 2007
	2006	2005
$135,000 convertible promissory note (“2004 Note”), principal due in July 2006; 10% interest per annum; contingently convertible into common stock	$—	$135,000	$—
$600,000 convertible promissory notes (“2005 Notes”), net of unamortized discount of $313,739 at December 31, 2005; principal due at maturity dates ranging from January through July 2007; 10% interest per annum; contingently convertible into common stock	—	286,261	—
$500,000 promissory note due in June 2007; 10% interest per annum	—	—	500,000
$49,419 term note with financial institution; equal monthly installments of $1,049 due through December 2011, 9.78% interest per annum.	48,334	—	46,352
	48,334	421,261	546,352
Less: current portion	(8,224)	(135,000)	(508,426)
Total long-term	$40,110	$286,261	$37,926

New Convertible Notes

On various dates occurring between December 2000 and June 2002 pursuant to a Note Purchase Agreement, the Company raised $1,050,000 in cash in exchange for the issuance of a series of secured convertible promissory notes to the principal stockholder of the Company, who is now serving as the Company’s Executive Chairman, or to entities under his control. The New Convertible Notes accrued interest at an annual rate of 15%, compounded quarterly, with principal payable upon maturity three years from date of issuance. The New Convertible Notes did not require the payment of accrued interest until after their second anniversary, and thereafter accrued interest was payable on a quarterly basis. The Company could prepay the New Convertible Notes at any time. The holders had the option to convert any portion of the principal of the New Convertible Notes prior to the maturity date into shares of the Company’s common stock at a conversion price of $1.332 per share. The New Convertible Notes were secured by a first priority lien on all the assets of the Company.

On various dates between 2000 and 2002, pursuant to the terms of the New Convertible Notes, the Company issued warrants to purchase up to 812,883 shares of the Company’s common stock at an exercise price of $0.0333 per share. These warrants were exercised in November 2002.

In February 2003, the Company repaid and retired $550,000 of the convertible promissory notes together with accrued interest thereon in the amount of $143,000.

In December 2003, the Company entered into a Note Extension Agreement (the “Note Extension Agreement”) for the remaining $500,000 of the New Convertible Note under which (i) the holder waived rights to certain penalty warrants and interest that had accrued under the Note Purchase Agreement, (ii) the maturity of the New Convertible Note was extended from December 17, 2003 to December 17, 2006 and (iii) the holder of that New Convertible Note was issued warrants to purchase up to an aggregate of 579,457 shares of Company’s common stock at an exercise price of $0.00333 per share. The fair value of the warrants was recorded as other expense as of December 31, 2003 as further described in Note 5.

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Long-Term Debt  – (continued)

As of December 31, 2005, accrued but unpaid interest under the New Convertible Note was $555,000 and is included in accrued interest payable – related party on the consolidated balance sheets.

During 2006, the Company repaid the $500,000 New Convertible Note in cash and converted the related accrued interest into a secured promissory note in the amount of $615,000. This note is secured by a first priority lien on all the assets of the Company and accrues interest at an annual rate of 15% compounded quarterly. As of December 31, 2006 and March 31, 2007, interest accrued on the related party promissory note payable was $48,000 and $73,000, respectively, and is included in accrued interest payable – related party on the consolidated balance sheets.

Also during 2006, the Company converted $400,000 in accrued consulting fees and $327,000 in related back interest owed to this same related party to a $727,000 promissory note payable. As of December 31, 2006 and March 31, 2007, interest accrued on the promissory note was $37,000 and $56,000, respectively, and is included in accrued interest payable – related party on the consolidated balance sheets.

2004 Note

In July 2004, an investor loaned $135,000 to the Company, and the Company issued to such stockholder a 2-year convertible promissory note bearing interest at a rate of 10% per annum. The 2004 Note was contingently convertible in the event of a $5 million qualified offering, as defined by the agreement, at 80% of the price per share paid by other investors. This convertible promissory note was paid in full by the Company during July 2006. As of December 31, 2005, accrued but unpaid interest under the 2004 Note was $21,000 and has been included in accrued expenses on the consolidated balance sheets.

2005 Notes

At various times from January to September 2005, several investors loaned an aggregate of $600,000 to the Company, and the Company issued to such investors convertible promissory notes in the aggregate principal amount of $600,000. The 2005 Notes were for a two-year term, accrued interest at a rate of 10% per annum and, at the option of the holders, were contingently convertible into shares of common stock in the event of a $5.0 million qualified offering, as defined by the 2005 Notes agreement, at 50% of the price per share paid by other investors. The holders of the 2005 Notes were also issued warrants to purchase an aggregate of 720,721 shares of common stock at an exercise price of $0.8325 per share. The Company allocated the portion of the proceeds attributed to the fair value of the warrants to additional paid-in capital as further described in Note 5. At December 31, 2005 accrued but unpaid interest under the New Convertible Note was $31,000 and has been included in accrued expenses on the consolidated balance sheets.

In June 2005, the Company issued a convertible promissory note on identical terms as the 2005 Notes in the amount of $400,000, which represented one-half of the amount owed to the current Executive Chairman of the Company for unpaid consulting fees as further described in Note 9. In connection with the issuance of the note, the Company issued warrants to purchase up to an aggregate of 480,480 shares of common stock at an exercise price of $0.8325 per share. The Company allocated the portion of the proceeds attributed to the fair value of the warrants to additional paid-in- capital as further described in Note 5. At December 31, 2005, accrued but unpaid interest on the convertible promissory note was $24,000 and has been included in accrued interest payable – related party on the consolidated balance sheets.

In March 2006, the Company elected to convert both the $600,000 convertible promissory notes and the $400,000 related party convertible promissory note described above, at the request of the holders, during the course of a presumed qualifying $5 million private equity offering instead of at offering conclusion, as specified in the agreement. The notes, including accrued interest thereon, were exchanged for 453,773 and 304,465 shares, respectively, of the Company’s common stock. The fair value of the shares issued by the Company, as further described in Note 5, exceeded the carrying value of the promissory notes and accrued interest by $1,429,000. This amount is reflected in the consolidated statements of operations as other expense for the year ended December 31, 2006.

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Long-Term Debt  – (continued)

10% Note

In March 2007, the Company issued a $500,000 promissory note which is due in June 2007. The note bears interest at 10% per annum and has one 90 day extension. As of March 31, 2007, accrued but unpaid interest on this note was $1,000 and has been included in accrued expenses on the consolidated balance sheet.

5. Stockholders’ Deficit

Preferred Stock

The Company was incorporated in the State of Delaware in April 1999 with the authorization to issue up to 5,000,000 shares of Preferred Stock, par value $0.0001 per share. The Articles of Incorporation were amended in November 1999 to authorize the issuance of up to 3,593,750 shares of Preferred Stock, and in 2000 the Articles of Incorporation were amended to authorize the issuance of up to 10,000,000 shares of Preferred Stock. Of the total 10,000,000 shares of Preferred Stock authorized for issuance, 1,000,000 shares have been designated as Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock is entitled to dividends when and if declared by the Board of Directors in the amount of 8% of the face amount. Such dividends shall not be cumulative. The Series A Convertible Preferred Stock has a liquidation preference equal to the original purchase price plus all accrued dividends. Shares of the Series A Preferred Stock are convertible into shares of the Company’s Common Stock at the rate of $2.664 per share.

In 2000, the Company received an investment of $50,000 and issued 62,500 shares of Series A Preferred Stock. There were no dividends declared or paid on the Series A Convertible Preferred Stock. In December 2006, all the Series A Convertible Preferred Stock was redeemed at face value for $50,000.

Common Stock

Upon incorporation in 1999, the Company authorized 40,000,000 shares of common stock to be issued with a par value of $0.00333 per share.

In March 2007, the Articles of Incorporation were amended to authorize the issuance of up to 70,000,000 shares of common stock.

Pursuant to the sale of 646,800 shares of the Company’s common stock to an unrelated third party for an aggregate purchase price of $1,400,000 in January 2003, the purchasing stockholder received a $1,400,000 liquidation preference in the event of a sale of substantially all of the assets of the Company or a merger of the Company to or with another entity.

At various times during 2004, holders of warrants originally issued in connection with the formation of the Company in 1999 exercised warrants to purchase an aggregate of 206,832 shares of common stock at $0.00333 per share. In September 2005, a related party exercised warrants to purchase an aggregate of 579,457 shares of common stock at $0.00333 per share received pursuant to the terms of the Note Extension Agreement as previously described in Note 4.

During 2006, the Company issued 1,633,962 shares of common stock in connection with a private placement. The common stock was issued at $2.831 per share and net proceeds were $4,625,000. The offering price was determined by the Company’s Board of Directors.

Also during 2006, convertible promissory notes and accrued interest were converted into 758,238 shares of common stock at $1.415 per share. A loss on the conversion of $1,429,000 was recorded as the difference between the fair value of the stock issued ($2.831 per share) less the carrying value of the debt and related accrued interest. The fair value of the common stock issued was $2,146,000 and is included in the accompanying consolidated balance sheets at December 31, 2006.

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Stockholders’ Deficit  – (continued)

During January and February 2007, the Company sold 60,060 shares of common stock in connection with a private placement. The common stock was sold at $3.33 per share and the net proceeds were $200,000. The offering price was determined by the Company’s Board of Directors.

Common Stock Warrants

As described in Note 4, the Company issued warrants to purchase up to an aggregate of 579,457 shares of common stock in connection with entering into a Note Extension Agreement. The fair value of warrants totaled $506,000 and was recorded as other expense during the year ended December 31, 2003. The Company estimated the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, average risk-free rate of return of 2.21%, the warrant term of 10 years and average volatility of 67.83%.

As described in Note 4, the Company at various times during 2005 in connection with the issuance of the 2005 Notes issued warrants to purchase up to an aggregate of 1,201,200 shares of common stock at an exercise price of $0.8325 per share. These warrants are immediately exercisable and expire 5 years after the date of issuance. In addition, the Company issued, to a firm that provided assistance related to the financing of the Company, warrants to purchase up to an aggregate of 450,450 shares of common stock at an exercise price of $0.8325 per share. Such warrants are immediately exercisable and expire 10 years after the date of issuance. In total, warrants to purchase up to an aggregate of 1,651,650 shares of common stock were issued in connection with the 2005 Notes. The proceeds allocated to the warrants of $550,000 were recorded as a debt discount and additional paid-in capital in the accompanying consolidated balance sheets. This allocation was based upon the relative fair values of the convertible debt and stock purchase warrants at the date the 2005 Notes were issued. The Company estimated the fair values of the warrants using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, average risk-free rate of return ranging from 4.26% to 4.37%, the warrant term of either 5 or 10 years and average volatility of 59.85%. During 2006, the 2005 Notes were settled by issuing shares of common stock and the remaining discount at the date of settlement along with the debt and accrued interest was netted against the fair value of the common stock issued for purposes of determining the loss on settlement of $1,429,000. Accretion of debt discount was $50,000, $116,000 and $28,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and $0 and $49,000 for the three months ended March 31, 2007 and 2006, respectively, and has been included in interest expense, net in the consolidated statements of operations.

In connection with the private placement of common stock during 2006, the Company issued warrants to purchase 108,705 shares of common stock at an exercise price of $0.00333 per share, 176,646 shares of common stock at an exercise price of $1.415 per share and 176,646 shares of common stock at an exercise price of $2.831 per share. These warrants contain so-called full ratchet anti-dilution protection. In addition, subject to certain limitations, the warrants provide a right of first refusal to participate in future debt and equity issuances but in no event less than $3,000,000 in aggregate in order to maintain the holder’s pro rata share. The warrants also contain a covenant preventing the Company from issuing or incurring indebtedness in an aggregate principal amount in excess of $1,000,000 until such time as the Company has consummated an initial public offering of its common stock. In March 2007, the Company received a waiver from the warrant holders which allowed the Company to issue $3,000,000 of 8% Convertible Debentures more fully described in Note 14.

The activity of outstanding warrants to purchase common stock during the years ended December 31, 2006, 2005 and 2004, was as follows:

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Stockholders’ Deficit  – (continued)

	2006		2005		2004
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding – beginning of year	1,778,352	$0.86809	706,159	$0.24173	1,087,915	$0.15807
Granted	461,997	1.63121	1,651,650	0.83250	—	—
Exercised	—	—	(579,457)	0.00333	(206,832)	0.00333
Canceled	—	—	—	—	(174,924)	0.00333
Outstanding and exercisable – end of year	2,240,349	$1.02546	1,778,352	$0.86809	706,159	$0.24173

The expiration of the warrants ranges from five to ten years from the date of issuance. There was no change in the outstanding warrants to purchase common stock in the three months ended March 31, 2007.

Registration Rights

In connection with the private placement of common stock during 2006, the Company entered into rights agreements with two investors (the “Investors”), which entitle them to certain registration rights with respect to their shares of the Company’s Common Stock and their shares underlying the warrants that the Company issued to them (the “Registrable Shares”) in connection with the same private placement in 2006.

These registration rights terminate upon the earlier of: (i) when all of the Registrable Shares are eligible to be sold under Rule 144(k) of the Securities Act, or (ii) when the Registrable Shares have all been sold pursuant to an effective registration statement, have ceased to be outstanding or otherwise no longer requires registration. All expenses incurred in connection with registrations effected in connection with the following rights will be borne by the Company.

Right to Participate in IPO.  If the Company at any time proposes to register any of its equity securities under the Securities Act in connection with an initial public offering (the “IPO,”) the Investors will have the option to participate and sell a number of their Registrable Shares in the IPO.

Demand Rights.  Commencing on the date that is 180 days after the Company’s IPO, at the request of the Investors, the Company must register any or all Registrable Shares requested to be registered by the investors. The Company will not be required to effect a demand registration within 90 days after the effective date of a previous demand registration pertaining to the Registrable Shares.

Piggyback Rights.  If the Company at any time proposes to register any of its equity securities under the Securities Act, other than in connection with: (i) an IPO, (ii) a registration relating solely to the Company’s stock option plans or other employee benefit plans, or (iii) a registration relating solely to a business combination or merger, each of investors are entitled to notice of such registration and are entitled to include their Registrable Shares in the registration.

Penalties.  The rights agreements provided for certain penalties should the Company not register the shares in a timely manner. In December 2006, the rights agreements were amended to limit the penalties under these agreements to ten percent of the aggregate subscription price of the common stock. After considering FSP 00-19-2, “Accounting for Registration Payment Arrangements,” the Company concluded that equity treatment for these warrants was appropriate at December 31, 2006 and that an accrual for penalties was not considered necessary.

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-Based Compensation

On June 17, 1999, the Company adopted the 1999 Employee, Director and Consultant Stock Plan (the “Plan”) under which 600,601 shares of the Company’s Common Stock were reserved for issuance to employees, directors and consultants. On January 2, 2006, the Board of Directors increased the shares reserved for future issuance under the Plan to 1,801,802.

In February 2007, the Board of Directors adopted and the stockholders approved an amendment and restatement of the Plan in its entirety. In addition, the shares reserved for issuance under the Plan were increased to 3,003,003.

Options granted under the Plan may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options may only be granted to employees. The exercise price of incentive stock options and non-statutory stock options shall be no less than 100% and 85%, respectively, of the fair market value per share of the Company’s common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares of the Company, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. Options generally vest over three or four years. If an individual owns stock representing more than 10% of the outstanding shares of the Company, the option term is five years. If an individual owns stock representing less than 10% of the outstanding shares of the Company, the option term is ten years.

As of December 31, 2006 and March 31, 2007, the number of shares reserved for future grants was 739,482, and 1,897,141, respectively.

Stock option activity under the plan during the years ended December 31, 2006, 2005, and 2004 was as follows:

	2006		2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of year	468,468	$1.3320	513,513	$1.3320	516,516	$1.3320
Granted	682,441	2.2700	—	—	—	—
Exercised	—	—	—	—	—	—
Canceled	(88,589)	1.4082	(45,045)	1.3320	(3,003)	1.3320
Outstanding – end of year	1,062,320	$1.9282	468,468	$1.3320	513,513	$1.3320
Exercisable – end of year	572,636	$1.5103	468,468	$1.3320	513,513	$1.3320
Weighted-average grant date fair value of options granted during 2006	$2.2156

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-Based Compensation  – (continued)

Stock option activity under the plan during the three months ended March 31, 2007 was as follows:

	Three Months Ended March 31, 2007
	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	1,062,320	$1.9282
Granted	54,054	3.3300
Exercised	—	—
Canceled	(10,512)	2.8305
Outstanding – end of period	1,105,862	$1.9882
Exercisable – end of period	647,336	$1.5201
Weighted-average grant date fair value of options granted during the three months ended March 31, 2007	$2.4387

As of December 31, 2006 and based on the Company’s estimated value of $2.8305 per common share, the intrinsic value of the vested and total options is $756,000 and $959,000, respectively. As of March 31, 2007 and based on the Company’s estimated value of $3.33 per common share, the intrinsic value of the vested and total options is $1,172,000 and $1,484,000, respectively.

A summary of the Company’s unvested stock options as of December 31, 2005 and changes during the year ended December 31, 2006 and three months ended March 31, 2007 are presented below:

	Unvested Options	Weighted Average Grant Date Fair Value	Amount
Unvested options outstanding at December 31, 2005	—	—	—
Granted	682,441	$2.2156	$1,512,049
Vested	(113,177)	2.3597	(267,069)
Canceled	(79,580)	2.3767	(189,140)
Unvested options outstanding at December 31, 2006	489,684	2.1562	1,055,840
Granted	54,054	2.4387	131,821
Vested	(77,328)	2.3411	(181,032)
Canceled	(7,884)	2.1497	(16,948)
Unvested options outstanding at March 31, 2007	458,526	2.1584	$989,681

As of December 31, 2006 and March 31, 2007, there was $729,000 and $744,000, respectively, of total unrecognized compensation expense related to unvested stock options granted under the Plan. The cost is expected to be recognized over weighted average period of 2.71 years as of December 31, 2006 and 2.90 years as of March 31, 2007. The total fair value of shares vested during the year ended December 31, 2006 and three months ended March 31, 2007 was $267,000 and $181,000, respectively.

For the year ended December 31, 2006, the Company recognized compensation expense related to employee stock options of $460,000 and during the three months ended March 31, 2007 and 2006, the Company recognized $103,000 and $203,000, respectively.

Also during 2006, 10,895 shares of common stock were issued to non-employees in consideration of consulting services performed. The shares were valued at $2.831 per common share and the related expense was $31,000. During the three months ended March 31, 2006, 3,828 shares of common stock were issued to a

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-Based Compensation  – (continued)

non-employee in consideration of consulting services performed. The shares were valued at $2.831 per common share and the related expense was $11,000.

7. Income Taxes

The provision for income taxes consisted of the following:

	Years Ended December 31,
	2006	2005	2004
Current provision
Federal	—	—	—
State	—	—	—
	—	—	—
Deferred tax provision
Federal	$44,000	$49,000	—
State	5,000	5,000	—
	49,000	54,000	—
Total provision	$49,000	$54,000	—

The difference between the provision at the statutory federal income tax rate and the tax provision attributable to income before taxes was as follows:

	Years Ended December 31,
	2006	2005	2004
US Fed tax at statutory rate	34%	34%	34%
State taxes (net of federal benefit)	2%	4%	4%
Nondeductible expenses	(11)%	(0)%	(1)%
Change in valuation allowance	(26)%	(42)%	(37)%
Tax provision	(1)%	(4)%	(0)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income tax asset are as follows at:

	December 31,
	2006	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$3,264,000	$1,995,000	$1,247,000
Accrued expenses	288,000	156,000	302,000
Other	36,000	8,000	2,000
	3,588,000	2,159,000	1,551,000
Deferred tax liability:
Goodwill basis difference	(103,000)	(54,000)	—
Net deferred tax asset	3,485,000	2,105,000	1,551,000
Valuation allowance	(3,588,000)	(2,159,000)	(1,551,000)
Net deferred tax liability	$(103,000)	$(54,000)	$—

At December 31, 2006, the Company has a net operating loss carryforward of approximately $8.7 million. The Company’s net operating loss carryforwards and credits will begin to expire in 2019. The timing and

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes  – (continued)

manner in which these net operating loss carryforwards and credits may be utilized in any year by the Company will be limited by the Company’s ability to generate future earnings and also may be limited by certain other provisions of the U.S. tax code. The Company paid no income taxes during 2006, 2005 and 2004.

In determining the extent to which a valuation allowance for net deferred tax assets is required, the Company evaluates all available evidence including projections of future taxable income, reversals of temporary differences and other tax-planning strategies. Due to the continued losses incurred by the Company in 2006 and prior years, the Company believes that it is more likely than not that the deferred tax asset related to these net operating losses will not be realized. If, in the future, the Company determines that the utilization of these net operating losses becomes more likely than not, the Company will reduce the valuation allowance at that time. The Company’s deferred tax liabilities were related to intangibles assets that have an indefinite life. Since the timing of the reversal of these deferred tax liabilities is indefinite, they were not used as a source of future taxable income to support the realization of the deferred tax assets. As a result, the Company recorded a net deferred tax liability of $103,000 and $54,000 as of December 31, 2006 and 2005, respectively.

8. Profit Sharing Plan

In December 1999, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. There was no Company matching contribution made for the years ended December 31, 2006, 2005 and 2004.

9. Related-Party Transactions

On or about June 1, 2000, a principal stockholder and current Executive Chairman of the Company purchased $50,000 in Series A Preferred Stock (“Series A Stock”). The Series A Stock provided for dividends upon declaration by the Board of Directors at 8% per annum, was convertible into common stock at $2.664 per share and contained weighted anti-dilution protection. No dividends were ever declared or paid The Company redeemed the Series A Stock, without dividends, for $50,000 in December 2006.

In 2001, the company entered into a consulting agreement (the “Consulting Agreement”) with a corporation (the “Consultant”), that was controlled by a principal stockholder and the current Executive Chairman of the Company, pursuant to which certain executive services were provided on an as-needed basis. The Consulting Agreement expired on December 31, 2005. Under the Consulting Agreement, the Company was obligated to pay the Consultant an annual fee of $200,000. The Company did not pay the Consultant any fees for the years 2001 through 2004, even though the Consultant provided the Company with ongoing executive services, and accordingly $200,000 of consulting services was accrued and included in selling, general and administrative expenses for each of those years. In 2005, the Company did pay the Consultant the full $200,000 fee for that year. As described in Note 4, the Company issued a convertible promissory note during 2005 in the amount of $400,000 for half of the accrued consulting fees owed to this Executive. In addition, the Company issued to the Executive Chairman warrants to purchase 480,480 shares of common stock an exercise price of $0.8325. This convertible promissory note and related accrued interest was converted to shares of common stock in 2006, as further described in Note 4. In 2006, the remaining $400,000 in accrued consulting fees and related accrued interest of $327,000 were converted into a $727,000 promissory note which is due on demand and bears interest at 10% per annum. As of December 31, 2006 and 2005, accrued consulting fees to this Executive were $0, and $400,000, respectively, and are included in related party payable on the consolidated balance sheets.

In December 2004, the Company’s Executive Chairman made an interest-free $50,000 advance to the Company, and the Company repaid such advance in full in February 2005. In December 2005, the Company’s

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Related-Party Transactions  – (continued)

Executive Chairman made an interest-free $100,000 advance to the Company. This advance was repaid in 2006. Unpaid advances of $100,000 are included in related party payable on the consolidated balance sheet at December 31, 2005.

At December 31, 2005, the Company owed the Executive Chairman $119,000, which is included in related-party payable on the consolidate balance sheet. The related party payable was repaid in 2006.

During 2006, the Company made two equal payments of $250,000 to the Executive Chairman of the Company in settlement of a convertible promissory note as described in Note 4. The accrued interest of $615,000 was converted to a secured promissory note payable, which is due on demand and bears interest at 15% per annum. Accrued interest on this secured promissory note was $48,000 as of December 31, 2006 and $73,000 as of March 31, 2007.

As of January 1, 2006, the Company agreed to reimburse the Executive Chairman for office space and secretarial and related office expenses, which are directly related to the Company’s operations. As of November 1, 2006 the secretary became an employee of the Company, however certain employee benefits continue to be paid as a reimbursement. In 2006, the total reimbursement paid to the Executive Chairman for these services was $111,000. As of March 31, 2007, $18,000 was accrued and unpaid for these services.

On April 12, 2006, in connection with the Company’s private equity financings conducted during January through September 2006, the Company issued to a principal stockholder immediately exercisable warrants to purchase 81,529 shares of common stock at an exercise price of $0.0333 per share and immediately exercisable warrants to purchase 132,485 shares of common stock at an exercise price of $2.831 per share. All of the foregoing warrants have an expiration date of April 11, 2011. In addition, the Company also issued to that stockholder “contingent” warrants to purchase 132,485 shares of common stock at an exercise price of $1.4153 per share, which warrants only become exercisable in the event the Company does not complete its initial public offering on or before October 11, 2007 and, in such event, will have an expiration date of April 11, 2011.

As of March 31, 2007 the Company owed $22,000 to a private company co-owned by an immediate family member of the Company’s Vice President, Operations for temporary staffing services. The Company’s Vice President, Operations is also a board member of this outside vendor.

10. Commitments

The Company previously leased office space under a non-cancelable operating lease that expired in February 2003. From February 2003 to June 2005, the Company continued to occupy the same office space on a month-to-month basis. In June 2005, the Company moved to new office space under a 5-year lease, which is cancelable by the Company after three years with no penalty. Total rent expense amounted to $147,000, $84,000 and $38,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

In October 2006, the Company leased additional office space for a satellite office under a non-cancelable, one year operating lease. The lease has three one-year renewal options, with rental escalation of three percent at each renewal. Total annual rent under the lease is $15,000.

The Company leases certain equipment under various non-cancelable operating and capital leases with various expiration dates through May 2010.

The Company also has entered into a service contract under which it is obligated to pay monthly amounts of $7,000 through October 2007. Future minimum lease payments under non-cancelable capital and operating leases for the next four years are as follows as of December 31, 2006:

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Commitments  – (continued)

	Other Contracts	Capital Leases	Operating Leases
2007	$72,430	$15,832	$131,762
2008	—	15,031	123,091
2009	—	10,342	126,784
2010	—	4,310	56,726
Total future minimum payments	$72,430	45,515	$438,363
Less: portion representing interest at rates ranging from 6.75% to 7.50%		7,851
Net present value		37,664
Less: current portion		11,725
Long-term portion		$25,939

11. Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
Cash paid for interest	$5,027	$4,252	$4,160	$1,168	$1,355
Non-cash investing and financing activities:
Property and equipment acquired under capital leases	$11,199	$35,348	$—	$—	$—
Fair value of warrants issued in connection with notes payable and notes payable-related party	$—	$549,713	$—	$—	$—
Conversion of accrued consulting fees included in related party payable to Notes payable – related party	$400,000	$400,000	$—	$—	$—
Conversion of accrued interest payable – related party to notes payable – related party	$941,913	$—	$—	$—	$—
Property and equipment acquired with notes payable	$25,177	$—	$—	$—	$—
Stock issued in settlement of notes payable:
Principal	$325,091	$—	$—	$—	$325,091
Accrued interest payable	$42,201	$—	$—	$—	$42,201
Principal – related party	$318,706	$—	$—	$—	$318,706
Accrued interest payable – related party	$30,893	$—	$—	$—	$30,893

12. Restatement of Financial Statements for 2004

Subsequent to the issuance of the Company’s 2004 consolidated financial statements, the Company’s management determined that it had not properly calculated the value of detachable stock purchase warrants issued in certain convertible debt transactions for purposes of allocating the equity portion of the proceeds to additional paid in capital. These transactions had occurred on various dates ranging from the Company’s

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Restatement of Financial Statements for 2004  – (continued)

inception in 1999 through December 31, 2003. In addition, the Company improperly capitalized debt issue costs associated with the fair value of warrants issued to a related party to extend the maturity date on a convertible promissory note during fiscal year 2003. This maturity date extension resulted in a significant modification of the promissory note agreement under EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments:” therefore the fair value of the warrants issued should have been expensed. Management further determined that the value of these warrants had not been properly calculated. Accordingly, the Company recorded $506,000 in other expense associated with the fair value of the warrants determined at the date of issuance. See Note 5 “Warrants.”

Accordingly, the Company has restated the previously reported accumulated deficit as of January 1, 2004 as follows:

January 1, 2004
Accumulated Deficit
As previously reported	$(3,596,238)
Adjustments:
Cost of goods sold	(13,000)
Accrued expenses	(7,601)
Convertible promissory notes	(255,652)
(276,253)
As restated	$(3,872,491)

13. Valuation and Qualifying Accounts

The following table summarizes the changes in the Company’s allowance for doubtful accounts for the years indicated:

	2006	2005	2004
Balance at beginning of year	$5,000	$5,000	$5,000
Charges to expense	15,000	27,000	12,000
Write-offs	(15,000)	(27,000)	(12,000)
Balance at end of year	$5,000	$5,000	$5,000

The following table summarizes the changes in the Company’s valuation allowance for the net deferred tax asset account for the years indicated:

	2006	2005	2004
Balance at beginning of year	$2,159,000	$1,551,000	$1,297,000
Additions	1,429,000	608,000	254,000
Deductions	—	—	—
Balance at end of year	$3,588,000	$2,159,000	$1,551,000

14. Subsequent Events

Stock Split

On [•  ], the Company effected a 1-for-3.33 reverse split of common stock. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

8% Convertible Debentures

In May 2007, the Company issued $3,000,000 of 8% Convertible Debentures (the “Debentures”) and 360,360 warrants (the “Warrants”) to purchase common stock to a stockholder of the Company. The Debentures are due in May 2008 and bear interest at 8% per annum, payable quarterly The Debentures are

CAMPUSU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Subsequent Events  – (continued)

convertible, at the holder’s option, upon certain events, including the completion of an initial public offering, at a price equal to 80% of the public offering price of our common stock. In connection with the issuance of the Debentures, we also issued Warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the Debentures. The Warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66. The Warrants expire three years from the date of issuance.

The Debentures are senior debt obligations to the Company’s existing and future indebtedness other than (i) a 15% Secured Demand Note and a 10% Demand Note, both with a related party, up to an aggregate amount of $1,500,000, (ii) capital or equipment lease obligations up to $500,000 in the ordinary course of business and (iii) secured trade credit entered into by the Company in the ordinary course of business consistent with past practice.

The shares of common stock issuable upon a conversion of the Debentures and the exercise of the Warrants have unlimited piggyback registration rights. These shares are expected to be registered concurrently with the proposed initial public offering of the Company’s common stock, as discussed below, and will be subject to lock up period for twelve months following the effective date of an IPO.

In April 2007, the Company received a waiver of a covenant from certain warrant holders which restricted the Company from incurring indebtedness in excess of $1.0 million prior to consummating an initial public offering of common stock. The waiver allowed the Company to incur up to $3.0 million of convertible debentures. The waiver also restricts the Company from repaying, redeeming, repurchasing or exchanging for value $1.3 million of promissory notes due to a related party until the earlier of the expiration of any lock-up period for the warrant holders related to an IPO or the registration of shares owned or obtainable upon exercise of warrants by the warrant holders.

Proposed Initial Public Offering of Common Stock

In November 2006, the Company entered into a letter of intent with underwriters in connection with a proposed initial public offering of the Company’s common stock. The Company expects to raise between $25 million and $30 million.

Preferred Stock Offering

In June 2007, we issued 810,000 shares of our Series A convertible preferred stock and warrants to purchase shares of our common stock in the aggregate amount of 40% of the shares of common stock underlying the Series A convertible preferred stock. We received proceeds of $1.6 million. Cumulative dividends on the Series A convertible preferred stock accrue at an annual rate of 8.0% per annum, payable quarterly. Upon completion of this offering, the shares of Series A convertible preferred stock will automatically convert at a price equal to 80% of the public offering price of our common stock. The warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66. The warrants expire three years from the date of issuance.

The shares of common stock issuable upon the exercise of the Warrants have unlimited piggyback registration rights. These shares are expected to be registered concurrently with the proposed initial public offering of the Company’s common stock, as discussed below, and will be subject to lock up period for six months following the effective date of an IPO.

Until [ •   ] 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

$

        Shares
Common Stock

PROSPECTUS

Maxim Group LLC

          , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee, the Nasdaq Capital Market listing fee and the FINRA (formerly NASD) filing fee:

SEC registration fee		$883.62
NASDAQ listing fee		[• ]
FINRA filing fee		3,375
Accounting fees and expense		[• ]
Printing and engraving expenses		[• ]
Legal fees and expenses		[• ]
Transfer Agent and Registrar fees		[• ]
Miscellaneous		[• ]
Total	$	[• ]

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of CampusU, Inc. or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, our amended and restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering.

Pursuant to the indemnification agreements, the Company agrees to hold harmless and indemnify its directors and executive officers to the fullest extent authorized or permitted by the provisions of the Company’s amended and restated certificate of incorporation, amended and restated by-laws and the DGCL, including for any amounts that such director or officer becomes obligated to pay because of any claim to which such director or officer is made or threatened to be made a party, witness or participant, by reason of such director’s or officer’s service as a director, officer, employee or other agent of the Company.

There are certain exceptions from the Company’s obligation to indemnify its directors and executive officers pursuant to the indemnification agreements, including for “short-swing” profit claims under Section 16(b) of the Securities Exchange Act of 1934, losses that are as a result of conduct that is established by a final judgment as knowingly fraudulent or deliberately dishonest or that constituted willful misconduct, or that constituted a breach of the duty of loyalty to the Company or resulted in any improper personal profit or advantage, where payment is actually made to a director or officer under an insurance policy, indemnity clause, bylaw or agreement, except in respect of any excess beyond payment under such insurance, clause, bylaw or agreement, for indemnification which is not lawful, or in connection with any proceeding initiated by such director or officer, or any proceeding against the Company or its directors, officers, employees or other agents, unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL, or (iv) the proceeding is initiated to enforce a claim for indemnification pursuant to the indemnification agreement.

All agreements and obligations of the Company contained in the indemnification agreements shall continue during the period when the director or officer who is a party to an indemnification agreement is a director, officer, employee or other agent of the Company (or is or is serving at the request of the Company as a director, officer, employee or other agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) and shall continue thereafter so long as such director or officer shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative. In addition, the indemnification agreements provide for partial indemnification and advance of expenses.

Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of CampusU, Inc., our directors and officers who sign the registration statement and persons who control CampusU, Inc. under certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this Registration Statement, we have sold the following securities that were not registered under the Securities Act:

(a)	Issuances of Convertible Promissory Notes, Capital Stock and Warrants

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder, except with respect to the issuances of common stock to certain consultants in February and March 2006, which were issued pursuant to Rule 701 of the Securities Act.

•	At various times during 2004, we issued an aggregate of 206,832 shares of our common stock at $0.00333 per share upon exercise of warrants that we issued in connection with our formation in 1999.
•	In July 2004, we issued a two-year convertible promissory note in the principal amount of $135,000 to an investor bearing interest at a rate of 10% per annum. This note was contingently convertible in the event of a $5 million qualified offering, as defined by the governing agreement, at 80% of the price per share paid by other investors. We repaid this convertible promissory note in full in July 2006.

•	At various times from January to September 2005, we issued to various investors convertible promissory notes in the aggregate principal amount of $600,000. These notes were for a two-year term, accrued interest at a rate of 10% per annum and, at the option of the holders, were contingently convertible into shares of common stock in the event of a $5 million qualified offering, as defined by the governing agreements, at 50% of the price per share paid by other investors. In connection with the issuance of such convertible promissory notes, we also issued to such investors warrants to purchase an aggregate of 720,721 shares of our common stock at an exercise price of $0.8325 per share. Such warrants are currently outstanding and exercisable and expire five years from the date of issuance. In addition, all of the convertible promissory notes that were issued to investors as described above were converted in full during March, April and June 2006, and we issued 453,773 shares of our common stock at $1.4153 per share.
•	In June 2005, we issued to our Executive Chairman a convertible promissory note in the principal amount of $400,000. This note was for a two-year term, accrued interest at a rate of 10% per annum and, at the option of the holder, was contingently convertible into shares of common stock in the event of a $5 million qualified offering, as defined by the governing agreement, at 50% of the price per share paid by other investors. In connection with the issuance of such convertible promissory note, we also issued to such related party a warrant to purchase up to 480,480 shares of our common stock at an exercise price of $0.8325 per share. Such warrant is currently outstanding and exercisable and expires in June 2010. In addition, the convertible promissory note issued to the related party as described above was converted in full in March and June 2006, and we issued 282,636 and 21,829 shares, respectively, of our common stock at $1.4153 per share.
•	In addition, in June 2005, we issued to an entity warrants to purchase up to an aggregate of 450,450 shares of common stock at an exercise price of $0.8325 per share. The entity is an affiliate of one of our stockholders and it was issued the warrants in consideration for their assistance with the placement of the convertible promissory notes and warrants described in the two immediately preceding paragraphs, Such warrants are currently outstanding and exercisable and expire 5 years after the date of issuance.
•	In September 2005, our Executive Chairman exercised in full a warrant issued to him in December 2003, and we issued 579,457 shares of our common stock to him at an exercise price of $0.00333 per share.
•	In February 2006, we issued 3,829 shares of our common stock to a non-employee in consideration of consulting services performed. These shares of common stock were valued at $2.831 per share.
•	In March 2006, we elected to convert both the $600,000 convertible promissory notes issued in 2005 and the $400,000 related party convertible promissory note described above, at the request of the holders, during the course of a presumed qualifying $5 million equity offering instead of at offering conclusion, as specified in the governing agreement. We exchanged the notes, including accrued interest thereon, for 453,773 and 304,465 shares, respectively, of our common stock.
•	At various time throughout 2006, we issued 1,633,962 shares of our common stock in connection with a private placement to various investors. We issued the common stock at $2.831 per share and we received net proceeds of $4,625,000. In connection with this private placement, we also issued warrants to purchase 108,705 shares of our common stock at an exercise price of $0.00333 per share, 176,646 shares of our common stock at an exercise price of $1.4153 per share (these 176,646 warrants are not vested and will only become exercisable in the event we do not complete our initial public offering by October 11, 2007) and 176,646 shares of our common stock at an exercise price of $1.4153 per share. These warrants are currently outstanding and exercisable and expire in April 2011.
•	In April 2006, we issued 7,066 shares of our common stock to a non-employee in consideration of consulting services performed. These shares of common stock were valued at $2.831 per share.
•	In January and February 2007, we issued 60,060 shares of our common stock to various investors in a private placement at a price of $3.33 per share.
•	In May 2007, we issued $3.0 million of convertible debentures. The debentures are due in May 2008 and bear interest at 8.0% per annum, payable quarterly. The debentures are convertible, at the holder’s option, upon certain events, including the completion of this offering, at a price equal to 80% of the public offering price of our common stock, or $[• ]. In connection with the issuance of the debentures, we also issued warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the debentures. The warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations and are exercisable at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66. The warrants expire three years from the date of issuance.
•	In June 2007, we issued 810,000 shares of our Series A convertible preferred stock and warrants to purchase shares of our common stock in the aggregate of 40% of the shares of common stock underlying the Series A convertible preferred stock. Cumulative dividends on the Series A convertible preferred stock accrue at an annual rate of 8.0% per annum and are payable quarterly. Upon completion of this offering, the shares of Series A convertible preferred stock will automatically convert at a price equal to 80% of the public offering price of our common stock, or $[• ]. The warrants are subject to standard anti-dilution protection for proportional splits and corporate reorganizations and are exercisable at an exercise price per share equal to the greater of (i) the price of one share of common stock issued in this offering and (ii) $6.66. The warrants expire three years from the date of issuance.
(b)	Certain Grants and Exercises of Stock Options

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Pursuant to our stock plans and certain stand-alone stock option agreements, as of December 31, 2006, we have issued options to purchase an aggregate of 1,081,832 shares of common stock. Of these options:

•	options to purchase 79,580 shares of common stock have been canceled or lapsed without being exercised;
•	no options have been exercised; and
•	options to purchase a total of 1,002,252 shares of common stock are currently outstanding, at a weighted average exercise price of $1.9314 per share.

Item 16. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Certificate of Incorporation (to be effective on the date of this offering)*
3.2	Amended and Restated Bylaws (to be effective on the date of this offering)*
3.3	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock*
4.1	Specimen Common Stock Certificate*
4.2	Specimen Senior Convertible Debenture*
4.3	Form of Warrant issued to holders of Senior Convertible Debentures*
4.4	Form of Warrant issued to holders of the Series A Convertible Preferred Stock*
4.5	Form of Warrant issued by the Company to Maxim Group LLC, dated [• ], 2007
5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.**
10.1	Employment Agreement, by and between the Company and Michael Faber, dated February 27, 2007*
10.2	Employment Agreement, by and between the Company and Robert S. Frank, dated February 26, 2007*

Exhibit No.	Description
10.3	Employment Agreement, by and between the Company and Christopher Eimas, dated February 26, 2007*
10.4	Common Stock Purchase Agreement, by and between the Company and DRAX Holdings, L.P., dated January 21, 2003*
10.10	Secured Promissory Note in the principal amount of $614,572.45 issued by the Company to Michael Faber, dated June 30, 2006*
10.11	Promissory Note in the principal amount of $727,340.85 issued by the Company to Michael Faber, dated June 30, 2006*
10.12	Registration Rights Agreement, by and between the Company and Smithfield Fiduciary LLC, dated April 11, 2006*
10.13	Amendment to Registration Rights Agreement, by and between the Company and Smithfield Fiduciary LLC, dated December 28, 2006*
10.14	Registration Rights Agreement, by and between the Company and Iroquois Master Fund, dated April 11, 2006*
10.15	Amendment to Registration Rights Agreement, by and between the Company and Iroquois Master Fund, dated December 31, 2006*
10.16	Warrant No. W-06-001 to Purchase Shares of Common Stock dated April 11, 2006 issued to Smithfield Fiduciary LLC
10.17	Warrant No. W-06-002 to Purchase Shares of Common Stock dated April 11, 2006 issued to Smithfield Fiduciary LLC
10.18	Warrant No. W-06-003 to Purchase Shares of Common Stock dated April 11, 2006 issued to Smithfield Fiduciary LLC
10.19	Warrant to Purchase Shares of Common Stock issued to Glenn Bergenfield dated September 14, 2005
10.20	Form of Warrant to Purchase Shares of Common Stock dated January 1, 2003
10.21	Form of Subscription Agreement, dated May 3, 2007, relating to the issuance of Senior Convertible Debentures by the Company*
10.22	Form of Subscription Agreement relating to the sale of Series A Convertible Preferred Stock*
10.23	Lease Agreement between BMJ LLC, as landlord, and the Company, as tenant, dated October 27, 2006*
10.24	Lease Agreement between Park Centre I, LLC, as landlord, and the Company, as tenant, dated May 23, 2005*
10.25	Adobe Non-Profit Resller Authorization Agreement between the Company and Adobe Systems Incorporated, dated May 23, 2007*
10.26	Adobe Authorized Academic Off-Campus Reseller Agreement between the Company and Adobe Systems Incorporated, dated May 23, 2007*
10.27	Licensing Addendum to Adobe Authorized Academic Off-Campus Reseller Agreement between the Company and Adobe Systems Incorporated, dated May 23, 2007*
10.28	Stocking Addendum to Adobe Authorized Academic Off-Campus Reseller Agreement between the Company and Adobe Systems Incorporated, dated May 23, 2007*
10.29	Letter Agreement by and between the Company and Microsoft Corp., dated January 30, 2007, authorizing the Company as an Authorized Reseller*
10.30	2007 Equity Incentive Plan of CampusU, Inc.*
10.31	Form of Incentive Stock Option Agreement to be used under the 2007 Equity Incentive Plan*
10.32	Form of Non-Qualified Stock Option Agreement to be used under the 2007 Equity Incentive Plan*
10.33	Form of Restricted Stock Agreement to be used under the 2007 Equity Incentive Plan*

Exhibit No.	Description
14.1	Corporate Code of Conduct and Ethics*
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C. (included in Exhibit 5.1)**
24	Power of Attorney (included on the signature page of this Registration Statement)*

**	To be filed by amendment.
*	Previously filed.

Item 17. Undertakings.

(a) The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Leesburg, Virginia on August 10, 2007.

CampusU, Inc.

By:	/s/ Robert S. Frank Robert S. Frank, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
/s/ Robert S. Frank Robert S. Frank	President, Chief Executive Officer and Director (Principal Executive Officer)	August 10, 2007
/s/ Christopher Eimas Christopher Eimas	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 10, 2007
/s/ Michael Faber Michael Faber	Executive Chairman, Chairman of the Board, Secretary and Director	August 10, 2007
/s/ * Glenn A. Bergenfield	Director	August 10, 2007
/s/ * Mary Dridi	Director	August 10, 2007
/s/ * Richard M. Graf	Director	August 10, 2007

*	By executing their names hereto, Robert S. Frank, Christopher Eimas and Michael Faber are signing this document on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.